Exhibit 1

Brookfield

Interim Report Q3 2013

	Three Months Ended Sep. 30		Nine Months Ended Sep. 30
FOR THE PERIOD ENDED (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2013	2012	2013	2012
Consolidated net income[3]	$1,495	$875	$2,994	$1,976
Funds from operations[1,2]	1,193	223	2,346	897
Per Brookfield share
Funds from operations[1,2]	$1.85	$0.30	$3.56	$1.27
Net income[1]	1.23	0.48	2.05	1.25

1.	Excludes amounts attributable to non-controlling interests
2.	See Basis of Presentation on page 19
3.	Consolidated basis – includes amounts attributable to non-controlling interests

	As at
TOTAL (MILLIONS)	Sep. 30, 2013	Dec. 31, 2012
Total assets under management	$183,954	$181,400
Fee bearing capital	80,453	60,069
Diluted number of common shares outstanding	651	658
Market trading price per share – NYSE	$37.40	$36.65

Q3 2013 INTERIM REPORT  1

LETTER TO SHAREHOLDERS

Dear shareholders,

Overview

Financial results for the third quarter were excellent, with FFO reaching $1.2 billion and consolidated net income $1.5 billion or $1.85 and $1.23 per common share, respectively. Our operations recorded strong results, and a number of one-time realization items closed during this period. In particular, our power results were ahead of target as we integrated newly acquired hydroelectric and wind facilities and our infrastructure operations continue to benefit from investments made over the past few years. Retail sales in the U.S. were strong, and while the macroeconomic picture is unsettled, we have not seen any signs of this affecting our business at the grass-roots level.

During the last few months, we have had a number of realizations which have resulted in ±$1.5 billion of gains. Some of these closed in the third quarter and the balance during the fourth. But while for reporting purposes these are recorded as one-time items, they in fact are far from one-time as the values have been built up over many years and are the result of both the timing of acquisitions and a lot of hard work over the ensuing period. The realization is merely the culmination of these activities and often occurs when capital markets are robust, as we generally only find exits at values acceptable to us during these periods of time.

We closed our latest Infrastructure Fund with $7 billion of capital commitments and a $1 billion Timberland Fund. This brings recent fundraising of private capital to approximately $16 billion, and we continue to raise capital for our investing strategies. Flows of capital into alternatives, but more specifically real estate and infrastructure, are very positive both in our private funds and listed entities. This bodes well for the continued high growth of our fee income.

Global Real Asset Allocations

During the quarter, we held our annual Investor Day. Thank you to all who could attend. For those who could not attend, the webcast and materials are posted on our website for your review.

The theme of our presentation was real assets; the new essential for institutional clients. We believe for many reasons that allocations by institutional clients to real assets will continue to increase. This is borne out by the success we have had of late in marketing our global funds. More importantly, we believe that this shift in allocations is still only in its early stages. Our goal has been to establish one of the global managers with the trust, relationships and scale to invest capital for global institutions into real assets across the world. We continue with this goal.

Furthermore, with instability everywhere in the world (Abenomics impacting the Japanese story; tapering and debt ceilings affecting the U.S.; banking and overall debt levels influencing the Eurozone; growth worries affecting China; and the Syrian situation muddling the Middle East), global institutions are placing greater amounts of capital into real assets as there is nowhere else to hide. Even the gold market has been volatile, and in any event is just too small to be meaningful, given the size of sovereign and institutional fund capital. All of these trends continue to fuel greater allocations to real assets. More importantly, we believe real assets provide a high quality and attractive real return that will continue to be ideal for institutional investors for many years to come.

During our Investor Day, we also provided an update on each of our business groups and our detailed five year growth plans. Business plans are never easy to achieve, but should we be able to accomplish our plans we believe all of our constituents will be pleased.

The Merger of Brookfield Property Partners (BPY) and Brookfield Office Properties (BPO)

During the quarter, we launched a merger of Brookfield Property Partners (BPY) and Brookfield Office Properties (BPO). The proposal is a one-for-one share offer, or cash equivalent, for any or all BPO shares not owned by BPY; with an aggregate value of approximately $5 billion. BPY has made available $1.7 billion of cash and $3.3 billion of shares (valued at announcement date) to provide flexibility to BPO shareholders.

We believe that this merger and a number of other exciting initiatives that we are working on in our property group will position BPY as the leading global real estate business. BPO shareholders were offered a 15% premium to the trading price per share before the transaction and an immediate 18% increase to the tangible IFRS value per share. Post transaction, BPO shareholders receive a 79% increase in the dividend per share, based on BPY’s current payout. BPO institutional shareholders, with 11% of the public float, committed to the transaction prior to announcement, and we have met with many BPO shareholders since launching the deal and received favourable feedback on the merger.

Post transaction, BPY will own one of the premier office and retail businesses in the world; and a growing multifamily and industrial business. In addition, through Brookfield’s institutional client relationships, the combined business will have almost unparalleled access to capital.

We expect to realize significant cost and other synergies which will also make this transaction positive to FFO in the short term.

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We intend to rationalize the BPY portfolio over the next 24 months, and utilize proceeds of asset sales to both pay off debt assumed in this transaction and invest in new assets.

The General Growth Properties (GGP) Consortium Reorganization

Earlier this month, we completed a transaction to provide liquidity to our consortium partners for their interests in GGP. This transaction allowed our institutional clients to realize on the value created in this investment.

We initially invested $2.3 billion and during the last three years, we realized $6.0 billion of value for BPY and our institutional clients. The total gain was just shy of $4 billion, resulting in a gross multiple of capital of 2.6 times, and a gross IRR of 38%. Our own investment in the consortium also compounded at a 38% return, and in addition our carried interest was over $550 million, which we received in the fourth quarter of this year.

The transaction also enabled BPY to invest a further $1.4 billion into GGP, and as a result, it now owns 32% of GGP on a fully diluted basis. Along with select institutional clients who retained their GGP investment with us, we own 40% of this high quality U.S. shopping mall portfolio, which we believe has significant unrealized potential. To finance the investment, we completed a $1.4 billion private placement in BPY, which included $1 billion from Brookfield (BAM) and $435 million from Investment Corporation of Dubai and another one of our sovereign wealth fund clients.

Following the BPO/BPY merger, and this transaction, BAM will own 68% of BPY and other shareholders will own 32% of BPY. The market capitalization of BPY will be ±$15 billion, based on IFRS values, with a ±$5 billion market float.

Our View on Emerging Markets

We invest along specific themes that complement our overall strategy of acquiring high quality assets at attractive valuations. Over the next year or two, we anticipate that one of our major investing themes will be putting capital to work in emerging markets. This is not the popular strategy today as there has been a great deal of negative news from regions such as Brazil, India and China. But this value based approach has served us well in the past, and at this time we thought it would be useful to outline our thoughts on emerging markets. There are three central factors shaping our thinking on this theme.

First, we have found that when capital becomes scarce in a sector or a region, there are opportunities to purchase great assets at prices which would not otherwise be available. This was the backdrop when we invested in U.S. shopping malls and Australian infrastructure during the financial crisis. For the better part of a decade, the BRIC nations were awash in foreign capital. That is no longer the case. In the past year, as economic growth slowed and local currencies dropped against the U.S. dollar and Euro, a number of institutions exited the emerging markets, or announced plans to unwind their portfolios. As these institutions retrench, and seek to dispose of assets or portfolios, we are often able to invest at values not usually available.

Secondly, we are investing in regions and sectors where we have considerable experience. Our roots in South America go back a hundred years, and we have built teams in China, the Middle East and India over the past ten years. We think and behave like locals, and our global outlook means we can be selective and deliberate in how we allocate capital. Furthermore, our local relationships also often translate into opportunities to acquire assets in the U.S. and Europe from large companies based in emerging markets that need access to capital.

Third, we believe in the long-term potential of emerging markets. Our century of exposure to Brazil has shown that countries with resources, improving rule of law and a well-educated and growing middle class can create extraordinary wealth. Economic growth can be uneven, and political shifts are occasionally dramatic. But by acquiring assets at less than their replacement cost, at a time when local currencies are at a discount to their historic averages, we believe we will be able to generate excellent returns on our capital over the longer term.

In Brazil, we have continued to allocate capital to virtually all of our businesses. During the quarter, we acquired a further 20% interest in Arteris, our toll road company which owns over 3,200 kilometres of toll roads and are continuing to build out our real estate, agriculture and power generation businesses organically and through acquisition.

In India, after five years of operating in the market with modest amounts of capital in a number of our service businesses, we are enthused about opportunities given the recent lack of capital. We raised one of the largest rupee denominated real estate funds in India (the equivalent of US$200 million) and intend to use it to provide senior loans on property developments. We also purchased approximately 17% of a UK listed entity which owns a first class group of technology focused office buildings in India that are largely leased to Western clients. Lastly, we believe our lower cost of capital can be of great advantage to some of the local companies as they look to fund growth.

In China, we recently committed to a strategic partnership with Shui On Land with respect to its commercial property business in Shanghai, one of the world’s most dynamic cities. We committed to provide up to $750 million to Shui On’s subsidiary China Xintiandi (CXTD), of which $500 million will be invested upon closing and $250 million at our option over the next three years. In addition, we plan to invest up to $500 million to fund additional future commercial property opportunities with CXTD. This investment will be made through Brookfield Property Partners and with our institutional clients, and the initial investment

Q3 2013 INTERIM REPORT  3

represents approximately 22% of CXTD. Upon closing, CXTD will own virtually all of the office and retail assets currently owned by Shui On in Shanghai’s iconic Xintiandi area, and their commercial assets around the new Shanghai inter-city train station in Hongqiao. We were also granted warrants in Shui On for 5% of the company and are very enthused about this new partnership with Shui On and its founder Vincent Lo.

Share Repurchases

During the quarter, we repurchased 2.4 million shares of Brookfield, bringing the number of shares repurchased this year to approximately 9 million. Over the last 15 years we have repurchased over 50 million common shares and only once issued common shares (45 million) for strategic reasons. We intend to continue with this strategy.

During the past three years, as we digested the substantial acquisitions made during the financial crisis to grow our business, we did not repurchase a large number of shares. With values of many assets now increasing and capital more freely available, we have completed a number of realizations. This has resulted in a substantial amount of liquidity at Brookfield and our major subsidiaries.

In addition, since we are close to completing the realignment of our listed flagship entities, and have significantly expanded our private funds, there is less of a burden on our corporate balance sheet to fund investments.

Our annual free cash flows, as well as our capital generated from realizations of investments are therefore increasingly being directed towards share repurchases when values are cheap, and to broadening the base of our asset management business globally. In addition, and once again depending on price, we intend to monetize assets on our balance sheet over time and use portions of this capital to repurchase shares.

Operations

Overall assets under management are approximately $184 billion with fee bearing capital increasing to $80 billion. The distribution is as follows:

US$ BILLIONS	Assets Under Management	Managed Capital
Property	$105	$31
Renewable Power	20	12
Infrastructure	26	21
Private equity and other	33	16

	$184	$80

Brookfield Property Group

Results were on track with the highlight that retail FFO increased by over 20%. We continue to see corporations concentrate their operations into urban centres in order to better attract and retain talent, and this trend favours our high-quality office properties. In addition, our shopping centre portfolio continues to benefit from the U.S. economic rebound and growing consumer confidence. We announced the merger of BPY and BPO and increased BPY’s interest in GGP to 32% on a diluted basis, with our overall stake at 40%. GGP sold its interest in Aliansce Retail in Brazil for proceeds of ±$700 million, we purchased a $1 billion portfolio of industrial properties in the U.S., and are selling assets across our opportunity funds as the cash bid for assets is robust.

We also closed the merger of our Los Angeles properties into Maguire Properties and took the company private with institutional clients. We acquired two urban retail properties, an office property in San Francisco, and committed to acquire the 22% stake in China Xintiandi. Brookfield Place New York in lower Manhattan is now reconnected to the city’s public transit system and we are significantly enhancing the retail and dining experience in this landmark property.

Brookfield Renewable Power Group

We expanded our hydroelectric power business in New England and California by acquiring 85 megawatts of generation capacity that complements our existing facilities. We have integrated the Maine and Tennessee acquisitions completed earlier this year, and results on both these portfolios have far exceeded plan to date. Hydrology in North America matched historical averages, which meant results were much better than what we experienced last year. We are working on a number of opportunities to acquire high quality assets at attractive valuations in North and South America and Europe.

We continue to grow our renewable business at a time when the overall outlook for renewable energy is excellent. Globally, renewable generation is expected to increase substantially with $200 billion of annual new construction. This growth reflects both the positive environmental attributes of hydroelectric and wind power, and the increasing cost competiveness of these facilities.

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Brookfield Infrastructure Group

Results in our infrastructure group were approximately 20% higher than last year even though we sold some of the timber operations earlier this year, and have not redeployed the capital. This increase is largely the result of an increase in FFO from our transport and utility businesses, where we completed significant growth initiatives earlier this year.

We invested further capital in two of our operations, closing on a further $650 million purchase of equity in Arteris, our toll road business in Brazil, and acquiring two U.S. district energy systems, one in Houston and one in New Orleans. We were granted exclusivity to acquire a 25% interest in a rail logistics business in Brazil, and our Texas electrical transmission system, which carries power from wind farms to major cities, is expected to be fully commissioned by the end of the year.

Brookfield Private Equity Group

We realized capital invested in housing-related businesses, recycling it through our most recent Fund in attractive opportunities, including businesses focused on natural gas. We closed on the sale of Longview Fibre, which proved to be one of our best investments, sold another $150 million of Western Forest Products shares, and agreed to merge Ainsworth into Louisiana Pacific (LPX) in a 50/50 cash/stock deal. We are enthused to become a 9% shareholder of LPX upon closing, and will also receive $250 million in cash.

We expanded our coal bed methane (CBM) business in Alberta by acquiring assets for $210 million from a global energy company that was exiting the sector. In less than two years, we have built a North American CBM producer that is profitable at current natural gas prices. As prices are near historic lows, the business should generate excellent returns when gas prices increase.

Corporate

We settled a litigation during the quarter with a counterparty that had a long dated interest rate contract with us. We had accrued a liability in the amount of $1.4 billion based on the original terms and settled the contract for $905 million, resulting in a pre-tax gain of $525 million recorded in the third quarter. While we were confident in our case, the outcome of a jury trial is always uncertain, and so we negotiated a reasonable settlement. As a result, future interest costs that were accruing at over $100 million annually have been replaced with carry costs at half the previous rate, enhancing our net income by more than $50 million annually.

Summary

We remain committed to being a world-class alternative asset manager, and investing capital for you and our investment partners in high-quality, simple-to-understand assets which earn a solid cash return on equity, while emphasizing downside protection for the capital employed.

The primary objective of the company continues to be generating increased cash flows on a per share basis, and as a result, higher intrinsic value per share over the longer term.

And, while I personally sign this letter, I respectfully do on behalf of all of the members of the Brookfield team, who collectively generate the results for you. Please do not hesitate to contact any of us, should you have suggestions, questions, comments, or ideas you wish to share with us.

J. Bruce Flatt

Chief Executive Officer

November 8, 2013

Q3 2013 INTERIM REPORT  5

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS

Management’s Discussion and Analysis (“MD&A”) is provided to enable a reader to assess our results of operations and financial condition for the Interim fiscal period ended September 30, 2013. This MD&A should be read in conjunction with our 2012 Annual Report. Unless the context indicates otherwise, references in this Report to the “Corporation” refer to Brookfield Asset Management Inc., and references to “Brookfield,” “us,” “we,” “our” or “the company” refer to the Corporation and its direct and indirect subsidiaries and consolidated entities. All amounts are in U.S. dollars, and are based on financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board unless otherwise noted.

Additional information about the company, including our 2012 Annual Report and Annual Information Form, is available free of charge on our website at www.brookfield.com, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.

Organization of the MD&A

Our Interim MD&A is structured as follows:

PART 1 – Overview and Outlook
Our Business	7
Economic and Market Review and Outlook	8
PART 2 – Financial Performance Review
Selected Financial Information	10
Financial Profile	15
Corporate Dividends	18

PART 3 – Business Segment Results
Basis of Presentation	19
Results by Business Segment	20
Asset Management and Services	25
Property	28
Renewable Power	32
Infrastructure	35
Private Equity	36

PART 4 – Capitalization and Liquidity
Capitalization	39
Liquidity	42
PART 5 – Additional Information
Accounting Policies and Internal Controls	45
Management Representations and Internal Controls	47

We provide additional information on our basis of presentation of financial information contained in the MD&A and key financial measures on pages 19 to 24 of our Annual Report.

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND USE OF NON-IFRS MEASURES

This Report to Shareholders contains forward-looking information within the meaning of Canadian provincial securities laws and applicable regulations and “forward-looking statements” within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. We may make such statements in the Report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission or in other communications. See “Cautionary Statement Regarding Forward-Looking Statements” on page 48.

We disclose a number of financial measures in this Report that are calculated and presented using methodologies other than in accordance with IFRS. We utilize these measures in managing the business, including performance measurement, capital allocation and valuation purposes and believe that providing these performance measures on a supplemental basis to our IFRS results is helpful to investors in assessing the overall performance of our businesses. These financial measures should not be considered as a substitute for similar financial measures calculated in accordance with IFRS. We caution readers that these non-IFRS financial measures may differ from the calculations disclosed by other businesses, and as a result, may not be comparable to similar measures presented by others. Reconciliations of these non-IFRS financial measures to this most directly comparable financial measures calculated and presented in accordance with IFRS, where applicable, are included within this MD&A.

Information contained in or otherwise accessible through the websites mentioned does not form part of this Report. All references in this Report to websites are inactive textual references and are not incorporated by reference.

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PART 1 – OVERVIEW AND OUTLOOK

OUR BUSINESS

Brookfield is a global alternative asset manager with over $175 billion in assets under management and $80 billion of fee bearing capital. For more than 100 years we have owned and operated assets on behalf of shareholders and clients with a focus on property, renewable power, infrastructure and private equity.

Our business model is simple: utilize our global reach to identify and acquire high-quality real assets at favourable valuations, finance them on a long-term basis, and enhance the cash flows and values of these assets through our operating platforms to earn reliable, attractive long-term total returns for the benefit of our clients and shareholders.

We have a range of public and private investment products and services which allow investees and clients to benefit from our expertise and experience by investing alongside us. These include entities that are listed on major stock exchanges as well as private funds that are available to qualified investors, typically pension funds, endowments and other institutional investors. We also manage public securities through a series of segregated accounts and mutual funds.

Our strategy includes having a flagship listed entity within each of our property, renewable power and infrastructure segments, which serves as the primary vehicles through which we will invest in each respective segment. As well as owning assets directly, these entities serve as the cornerstone investors in our institutional private funds, alongside capital committed by institutional investors. We provide investors access to our real asset platforms through three flagship listed entities Brookfield Property Partners L.P. (“BPY”), Brookfield Infrastructure Partners L.P. (“BIP”) and Brookfield Renewable Energy Partners L.P. (“BREP”) which are intended to deliver income, growth and a portfolio of strongly performing private equity funds.

We are large investors in our own funds, holding substantial interests in each of our flagship listed entities as well as our private equity funds.

This approach enables us to provide a broad range of public and private investment products and the ability to match our various investment strategies with the most appropriate form of capital. It also permits us to invest our own capital primarily in listed entities which increases our flexibility in reallocating capital and provides greater transparency to investors as to the composition of our invested capital.

The following chart illustrates the strategy behind our organization structure:

1.	Privately held

Q3 2013 INTERIM REPORT  7

ECONOMIC AND MARKET REVIEW AND OUTLOOK

(As at October 31, 2013)

Overview and Outlook

Although macroeconomic concerns and geopolitical uncertainty remained centre stage during the third quarter of 2013, the global economic recovery continued to advance. Volatility remained elevated, with several large swings in investor sentiment during the quarter, driven largely by the potential for the U.S. Federal Reserve to begin tapering its asset purchase program. However, the central bank’s decision in mid-September to maintain the current level of monetary stimulus led to considerable capital market strength. When combined with improving economic data-points in China and relative calm within European peripheral countries, this enhanced confidence led to renewed demand for risk assets, benefitting emerging market economies and commodity prices.

Within this environment, demand for income-producing assets with upside growth potential resumed its prior momentum. In particular, Real Assets continued to emerge as an attractive investment alternative, offering a unique combination of yield, stability and growth as well as an important hedge against future inflation. Notably, our property, infrastructure and renewable power assets generally experienced improving fundamentals during the quarter, due to their relatively stable cash flow streams and meaningful leverage to an improving economic environment. Ongoing recovery of the global economy should lead to further growth potential, particularly as many of our assets benefit from significant barriers to entry and limited competition from new supply.

United States

Real GDP expanded by approximately 2.0% in the third quarter, with growth expected to accelerate to 2.4% by the end of the year. Industrial production continued to improve, rising 2.1% year-over-year in the third quarter, while recent increases in the ISM Manufacturing index suggest that private investment and industrial production will expand further. Additionally, employment continued to grow during the first two months of the quarter, albeit at a decelerating pace, with the unemployment rate declining slightly to 7.3%. U.S. business and consumer confidence deteriorated slightly in late September and early October, as the federal government shutdown and the acrimonious debt ceiling debate in Washington were a source of concern. However, the shutdown was relatively short-lived and the impact on growth is expected to be limited. Additionally, the impact of the government shutdown has increased the likelihood that monetary policy will remain highly accommodative in the near term, particularly while inflation stands below 2.0% and unemployment persists above 6.5%. Looking ahead, we expect a stronger recovery of the U.S. economy to emerge, as the drag from higher taxes and government spending cuts begins to recede and private consumption and investment continue to accelerate.

Canada

In Canada, momentum is slowing as consumption and housing continue to weaken. The economy grew by 2.0% in the third quarter, with manufacturing sales generating subdued growth of only 0.2% year-over-year. Residential building activity also continued to slow, with average housing starts of 191,400 units in the third quarter representing a 14% drop from the level of starts during the same period in 2012. Growth in the employment market decelerated as well, as approximately 31,700 jobs were created over the quarter compared with 107,100 jobs in the previous quarter. While the unemployment rate declined to 6.9%, this was due largely to a decrease in the labour force. Going forward, we expect the Canadian economy to underperform the U.S. economy. Importantly, inflation continues to track below the Bank of Canada’s inflation target, suggesting that monetary policy will remain accommodative and short-term rates will remain low for the foreseeable future.

UK

Economic growth in the UK continued to accelerate in the third quarter, with real GDP increasing by 0.8%. Retail sales increased 2.2% on a year-over-year basis in September, as consumer confidence strengthened. Additionally, household borrowing has begun to expand and the housing sector appears to be rebounding. Activity in the industrial sector appears poised to accelerate, as the manufacturing PMI is now strongly in expansion territory, with the September reading at 56.7 points. However, these positive signals have yet to translate into stronger growth in industrial production, which declined 1.5% on a year-over-year basis in August. Business investment also continues to be weak, as significant slack remains in the economy. Additionally, while employment rose by 155,000 jobs in the three months to August, the unemployment rate remained elevated at 7.7%, causing the Bank of England to reaffirm their commitment to aggressive monetary stimulus. This continued accommodation should offset the drag from tighter fiscal policy going forward and help to support a fragile economic recovery. The UK economy is currently on track to grow by approximately 1.4% in 2013 and is projected to expand by a further 2.2% in 2014.

Europe

The Eurozone has emerged from recession, as growth in the core economies of Germany and France has turned positive and the pace of contraction in peripheral countries has slowed. In the third quarter, Eurozone real GDP grew by 0.2% over the previous quarter, which follows growth of 0.3% in the second quarter. The September Eurozone PMI continued to point to modest expansion, the third consecutive month of such an indication following nearly two years of contraction. However, the region

8    BROOKFIELD ASSET MANAGEMENT

continues to face a number of significant challenges. Unemployment remains very high in many Eurozone countries and GDP growth is uneven across member nations. Large private and public debts remain outstanding and future deleveraging will be a significant drag on domestic demand. Difficult political decisions will be required to ensure that the fragile economic recovery remains on track and that confidence in public finances can be restored.

Brazil

Near-term growth in Brazil continues to moderate as the economy faces a number of headwinds, including rising interest rates and currency volatility. Following a strong reading in the second quarter, Brazil’s real GDP growth slowed to 2.2% in the third quarter. This moderation in growth was due to weaker industrial production and the impact of rising interest rates, as monetary authorities shifted their focus from stimulating growth to fighting inflation. Positively, inflation has come down from a high of 6.7% in June to 5.8% in September, as food inflation eased. The BRL fell substantially during the third quarter, touching as low as 2.45 BRL/USD before recovering to levels near 2.20. Weakness in the currency was partially reversed following indications by the U.S. Federal Reserve that its asset purchase program would continue and actions by the Brazilian Central Bank by way of higher interest rates and market interventions. While near-term challenges persist, unemployment remains very low and retail sales continue to grow by 5% in real terms. Accordingly, we continue to expect that subdued growth in the short term will give way to longer term growth in the range of 3.0 to 4.0%.

China

Official real GDP growth in China rose to 7.8% in the third quarter, representing a modest acceleration from the 7.5% growth generated in the second quarter. Recent economic data points have relieved concerns that China will experience a significant economic slowdown in the near term. Accordingly, the local Chinese financial markets rebounded during the third quarter, with the Shanghai Composite Index rising over 9.0%. Over the period, inflation began to increase once again, as prices rose 3.1% in September. The Chinese central bank remains concerned over the pace of credit growth and is likely to be less accommodative moving forward, especially if economic growth re-accelerates and inflation remains elevated. Looking ahead, structural market reforms are expected to remain a priority, as the central government seeks to transition from an investment-based economy to a consumption-based economy. However, we expect subdued global export demand and lower fiscal stimulus will result in a more patient approach to rebalancing the economy away from hard asset investment.

Australia

The Australian economy has slowed in recent months due to flattening growth in mining investment, the key driver of economic growth over the past two years. While mining investment will continue to subside over the next few years as current projects move closer to operation, mining output will increase and enable Australia to export larger volumes of mineral and energy resources. On a relative basis, the Australian economy continues to produce solid results, with annualized real GDP growth of 2.6% in the second quarter. Growth is expected to remain around a similar level for the next 12 months and then revert to trend-line growth of 3.0% by the end of 2014. While the base interest rate stands at a historical low of 2.50%, the likelihood of further interest rate cuts has fallen, due to stabilized employment, strong house price growth in most capital cities and improving consumer and business confidence following government elections in September. The Australian dollar has rebounded since hitting lows in August, driven by a less dovish RBA, more optimistic sentiment around China and an expectation of continued accommodation in U.S. monetary policy. Moving forward, we believe recent lifts in consumer and business confidence will endure. When combined with low interest rates, this confidence should encourage business activity and provide an offset to slowing mining investment.

Q3 2013 INTERIM REPORT  9

PART 2 – FINANCIAL PERFORMANCE REVIEW

SELECTED FINANCIAL INFORMATION

	Three Months Ended			Nine Months Ended
FOR THE PERIOD ENDED SEP. 30 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2013	2012	Change	2013	2012	Change
CONDENSED STATEMENT OF OPERATIONS
Total revenues and other gains	$5,176	$4,661	$515	$15,293	$13,125	$2,168
Direct costs	(3,230)	(3,420)	190	(10,256)	(9,568)	(688)
Other income	525	–	525	525	–	525

Equity accounted income	194	254	(60)	684	899	(215)
Expenses
Interest	(617)	(593)	(24)	(1,940)	(1,862)	(78)
Corporate costs	(36)	(41)	5	(116)	(118)	2
Valuation items
Fair value changes	104	495	(391)	630	738	(108)
Depreciation and amortization	(357)	(327)	(30)	(1,095)	(911)	(184)
Income taxes	(264)	(154)	(110)	(731)	(327)	(404)

Net income	1,495	875	620	2,994	1,976	1,018
Non-controlling interests	(682)	(541)	(141)	(1,591)	(1,088)	(503)

Net income attributable to shareholders	$813	$334	$479	$1,403	$888	$515

Net income per share	$1.23	$0.48	$0.75	$2.05	$1.25	$0.80

AS AT SEP. 30, 2013 AND DEC. 31, 2012 (MILLIONS)				2013	2012	Change
BALANCE SHEET INFORMATION
Consolidated assets				$108,120	$108,862	$(742)
Borrowings and other long-term financial liabilities				50,220	51,887	(1,667)
Equity				45,624	44,338	1,286

Overview

Three Months Ended September 30

The overall increase in consolidated net income ($620 million) and the amount attributable to shareholders ($479 million) primarily reflects two large gains recorded during the quarter, net of associated deferred taxes, partially offset by a decrease in the amount of fair value changes when compared to the amount recognized in prior year. We recorded a $525 million gain on the settlement of a long dated interest rate swap contract and a $664 million gain on the disposition of a private equity investment for net gains of $983 million after taxes, of which $620 million was attributable to shareholders. This variance was partially offset by a $391 million reduction in fair value changes, of which $195 million was attributable to shareholders.

Total revenues and other gains and net income attributable to shareholders also benefitted from increased fee related earnings, from higher amounts of fee bearing capital, a return to long-term average hydrology levels, compared to the extremely dry levels seen in the prior year in our renewable power operations, as well as the contribution from recently acquired and completed expansion initiatives.

Nine Months Ended September 30

The increase in consolidated net income for the nine month period reflects the variances in the third quarter noted above, along with the contribution from acquired and developed assets, increased pricing and volumes on our industrial and residential operations driven by the U.S. housing recovery and increased generation within our renewable power operations. These positive variances were partially offset by increased depreciation on recently acquired and developed assets during the last twelve months and deferred taxes recognized on the formation of Brookfield Property Partners in the second quarter of 2013.

10    BROOKFIELD ASSET MANAGEMENT

Foreign Currency Exchange Rates

The relevant exchange rates that impact our business are shown in the following table:

	Spot Rate			Average Rate
	Quarter End			Quarter-to-Date			Year-to-Date
	2013	2012	Change	2013	2012	Change	2013	2012	Change
Australian dollar	0.9317	1.0395	(10.4)%	0.9161	1.0392	(11.8)%	0.9817	1.0348	(5.1)%
Brazilian real	2.2198	2.0435	8.6%	2.2852	2.0288	12.6%	2.1124	1.9127	10.4%
Canadian dollar	0.9705	1.0079	(3.7)%	0.9628	1.0043	(4.1)%	0.9774	0.9976	(2.0)%

Statement of Operations

The following section describes the key variances in the consolidated statement of operations for the three and nine months ended September 30, 2013 and 2012:

Total Revenues and Other Gains and Direct Costs

The following table presents total revenues and other gains and direct costs disaggregated into our operating segments in order to facilitate a review of year-over-year variances:

	Total Revenues and Other Gains			Direct Costs
FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	2013	2012	Change	2013	2012	Change
Asset management and services	$1,080	$1,205	$(125)	$945	$1,090	$(145)
Property	1,107	1,118	(11)	563	505	58
Renewable power	384	222	162	144	120	24
Infrastructure	503	509	(6)	227	257	(30)
Private equity	1,511	1,661	(150)	1,293	1,408	(115)
Corporate/unallocated	20	44	(24)	16	12	4

	4,605	4,759	(154)	3,188	3,392	(204)
Eliminations and adjustments[1]	571	(98)	669	42	28	14

Total revenues and other gains	$5,176	$4,661	$515	$3,230	$3,420	$(190)

1.

Adjustments to eliminate management fees and interest income earned on/from entities that we consolidate and to reclassify disposition gains recognized within total revenues and other gains on formation of our operating segments. See Note 3 to our Consolidated Financial Statements

	Total Revenues and Other Gains			Direct Costs
FOR THE NINE MONTHS ENDED SEP. 30 (MILLIONS)	2013	2012	Change	2013	2012	Change
Asset management and services	$3,236	$3,153	$83	$2,913	$2,918	$(5)
Property	3,367	2,911	456	1,722	1,246	476
Renewable power	1,243	886	357	413	352	61
Infrastructure	1,811	1,521	290	879	798	81
Private equity	4,985	4,701	284	4,181	4,133	48
Corporate/unallocated	145	156	(11)	46	45	1

	14,787	13,328	1,459	10,154	9,492	662
Eliminations and adjustments[1]	506	(203)	709	102	76	26

Total revenues and other gains	$15,293	$13,125	$2,168	$10,256	$9,568	$688

1.

Adjustments to eliminate management fees and interest income earned on/from entities that we consolidate and to reclassify disposition gains recognized within total revenues and other gains on formation of our operating segments. See Note 3 to our Consolidated Financial Statements

Total revenues and other gains increased on a three month basis by $515 million (nine month basis – $2,168 million) while direct costs decreased by $190 million (nine month basis – increased by $688 million) over the same period in the prior year, respectively. The increase in total revenues and other gains in the current quarter is the result of the inclusion of a $664 million gain on the sale of a pulp and paper business in our private equity operations. Excluding the aforementioned gain, revenues decreased by $149 million, primarily due to the elimination of revenues associated with sold and deconsolidated assets and a negative impact from currency translation on non-U.S. dollar revenues, partially offset by the contribution from newly acquired and developed assets. The $149 million decrease in revenues was more than offset by the $190 million positive variance in direct costs, as lower margin disposed assets were replaced with higher margin new assets.

Q3 2013 INTERIM REPORT  11

Asset management and services: Revenues and direct costs decreased by $125 million and $145 million on a three month basis, respectively. This was due primarily to the sale of a U.S. brokerage business within our property service operations in the fourth quarter of 2012, which resulted in us deconsolidating their operations, and a corresponding reduction of revenues and direct costs. In addition, the continued expansion of our construction operations increased both revenues and direct costs on a constant current basis; however, the depreciation of the Australian dollar relative to the U.S. dollar resulted in lower U.S. dollar amounts being recognized. These negative variances were partially offset by a $68 million increase in asset management revenues reflecting increased levels of base fees earned on higher amounts of fee bearing capital. Revenues increased on a nine month basis primarily from the expansion of our construction operations and increased fee revenues.

Property: Revenues decreased by 1% since last year on a three month basis. Revenues in our office operations decreased from the prior year, as the 2012 results included a $31 million distribution from our investment in Canary Wharf, whereas no distribution was made in current quarter. Furthermore, a 3% increase in same store office rent, on a square foot basis, was offset by decreased occupancy levels and the impact of lower currency exchange rates on our non-U.S. operations. Direct costs increased primarily from the costs associated with newly acquired and developed assets. Multifamily, industrial and other property revenues increased by $44 million to $434 million primarily from revenues derived on the acquisition of a European industrial operation in the second quarter of 2013. Revenues and direct costs on a nine month basis reflect the contribution from a hotel resort which was acquired in April 2012, and therefore is not reflected in the first quarter of 2012.

Renewable power operations: Revenues increased by $162 million to $384 million for the third quarter. The return to long-term average hydrology levels resulted in higher generation from existing facilities and a $120 million increase in revenues. Generation in the 2012 quarter was 32% below long-term average levels. Newly acquired and developed facilities contributed 934 gigawatt hours or $58 million of revenue. In addition, higher merchant pricing resulted in an additional $13 million of revenue when compared to the prior year. These positive operational variances were partially offset by negative foreign currency exchange on non-U.S. operations. Revenues for the first nine months increased for similar reasons. The increase in direct costs in both the third quarter and first nine months reflects costs incurred within facilities acquired since the prior year as operating costs in this business are largely fixed and therefore were not proportionately impacted by the increased volumes.

Infrastructure: Revenues declined slightly compared to the same period in 2012. The sale of our Pacific Northwest timberland operations partway through the quarter reduced revenue by $82 million; however, this was partially offset by increased revenues in our transport and energy operations from recently completed capital expansions. These increases included a $20 million contribution from our Australian rail expansion, as well as contributions from acquisitions within the last twelve months, most notably the recent expansion of our UK regulated distribution business and our South American toll roads. Direct costs decreased $30 million compared to the same period in 2012 primarily due to the sale of our Pacific Northwest timberland operations. On a nine month basis revenues and direct costs increased as a result of acquisitions and capital expansion activities, partially offset by the timber operation sale at the beginning of the third quarter of 2013.

Private equity: We completed the sale of several operations since the 2012 quarter and as a result no longer include the revenues or direct costs from these businesses. This reduced revenue by $270 million in quarter relative to the prior year. This was partially offset by increased volumes and pricing in our operations benefitting from the continued U.S. housing recovery. Revenues and direct costs in our North American residential operations increased by $88 million and $62 million, respectively as we continued to see higher pricing and volumes in the U.S. market.

The contribution in corporate/unallocated decreased in both the three and nine month periods compared to the 2012 balances. The increase in eliminations and adjustments on a consolidated basis is the result of the inclusion of the previously discussed $664 million of revenue related to the sale of a pulp and paper business in our private equity operations that is included in total revenues and other gains but not in segment revenues.

Other Income

Other income includes a $525 million gain on the termination of a long dated interest rate swap contract, which originated in 1990. In August 2013, we paid $905 million to terminate the contract, which had accrued to a total liability of $1,440 million in our consolidated financial statements at the time of settlement. The gain was determined based on the difference between the accrued amount and termination payment, adjusted for associated transaction costs.

12    BROOKFIELD ASSET MANAGEMENT

Equity Accounted Income

Equity accounted earnings represent our share of the net income reported by equity accounted investments.

	Three Months Ended			Nine Months Ended
FOR THE PERIOD ENDED SEP. 30 (MILLIONS)	2013	2012	Change	2013	2012	Change
General Growth Properties	$92	$147	$(55)	$317	$675	$(358)
Other property operations	61	56	5	268	197	71
Infrastructure operations	20	46	(26)	51	12	39
Other	21	5	16	48	15	33

	$194	$254	$(60)	$684	$899	$(215)

Equity accounted income from General Growth Properties Inc. (“GGP”) was lower in the third quarter of 2013 and on a year-to-date basis as the comparative 2012 results included a higher level of property appraisal gains on GGP’s retail properties.

Interest Expense

The following table presents interest expense organized by the balance sheet classification of the associated liability:

	Three Months Ended			Nine Months Ended
FOR THE PERIOD ENDED SEP. 30 (MILLIONS)	2013	2012	Change	2013	2012	Change
Corporate borrowings	$48	$53	$(5)	$146	$158	$(12)
Non-recourse borrowings
Property-specific mortgages	459	419	40	1,414	1,352	62
Subsidiary borrowings	99	114	(15)	343	313	30
Capital securities	11	17	(6)	37	58	(21)

	$617	$603	$14	$1,940	$1,881	$59

The majority of our borrowings are fixed rate long-term financings. Accordingly, changes in interest rates generally have minimal short-term impact on our cash flows.

Interest expense on corporate borrowings decreased on both a three and nine month basis as a result of a lower cost of capital and outstanding borrowings following the refinance of higher coupon debt with a lower interest rate.

Interest expense on property-specific borrowings increased in aggregate as the interest expense on debt assumed on acquired assets was partially offset by the refinancing of existing debt at lower rates and the impact of lower foreign exchange rates on non-U.S. borrowings.

The increase in subsidiary borrowings interest expense on a year-to-date basis primarily reflects a $30 million increase within our property operations from interest incurred on acquisition facilities used to acquire industrial properties. On a three month basis, subsidiary borrowing’s interest expense decreased primarily from a $10 million reduction of interest following the termination of an interest rate swap contract in August of 2013.

We redeemed $350 million of capital securities since year end, eliminating the associated carrying charges.

Fair Value Changes

	Three Months Ended			Nine Months Ended
FOR THE PERIOD ENDED SEP. 30 (MILLIONS)	2013	2012	Change	2013	2012	Change
Investment property	$145	$492	$(347)	$754	$999	$(245)
Investment in Canary Wharf	57	15	42	103	20	83
Power contracts	7	1	6	(69)	(19)	(50)
Interest rate and inflation contracts	(4)	(16)	12	(16)	(85)	69
Private equity	(37)	(32)	(5)	(131)	(133)	2
Sustainable resources	(1)	34	(35)	17	(36)	53
Other	(63)	1	(64)	(28)	(8)	(20)

	$104	$495	$(391)	$630	$738	$(108)

Q3 2013 INTERIM REPORT  13

We recognized $145 million of fair value gains from investment properties held within our commercial property operations, approximately 55% of which was the result of increased cash flows from positive leasing activities, with the balance from a continued decline in capitalization and discount rates. The value of our investment in Canary Wharf benefitted from lower discount rates, increased rental income and higher appraised values associated with Canary’s expansion initiatives, resulting in a $57 million valuation gain during the current quarter.

Certain of our long-term power sales contracts are accounted for as derivatives with changes in fair value recorded in net income. These contracts generally relate to the future sale of electricity at fixed prices and therefore typically increase in value when prices decline, and vice versa. We recorded a mark-to-market gain of $7 million in the current quarter on these contracts, compared to a $69 million loss year-to-date.

Other fair value changes include a $20 million charge relating to financial contracts within our property operations and $21 million of negative valuation adjustments due to lower values of oil and gas reserves at an energy sector investee company in our private equity operations.

Fair value changes on a nine month basis reflect similar items as the three month variances.

Depreciation and Amortization

Depreciation and amortization is summarized in the following table:

	Three Months Ended			Nine Months Ended
FOR THE PERIOD ENDED SEP. 30 (MILLIONS)	2013	2012	Change	2013	2012	Change
Renewable power	$136	$119	$17	$411	$371	$40
Infrastructure	86	60	26	263	172	91
Private equity	57	61	(4)	184	191	(7)
Property	65	76	(11)	196	147	49
Asset management and corporate	13	11	2	41	30	11

	$357	$327	$30	$1,095	$911	$184

We record depreciation on property plant and equipment in our renewable power operations, infrastructure operations, industrial businesses held within our private equity operations, and resort properties included in property operations. We do not recognize depreciation or depletion on our commercial office and retail properties, standing timber, or other agricultural assets, as these assets are classified as investment properties or sustainable resources.

The increase in depreciation and amortization within both our infrastructure and renewable power operations on both an in-quarter and year-to-date basis is due to the commencement of depreciation on acquisitions and expansion projects completed within the last twelve months.

We acquired an Australian hotel operation in April 2012 within our property operations, resulting in increased depreciation on hotel and resort assets held on a year-to-date basis.

Income Taxes

The provision for income taxes in the statement of operations was $264 million, compared to $154 million in 2012. We recorded $134 million of deferred income tax expense associated with the $525 million gain recorded in other income on settlement of an interest rate swap contract and also recorded smaller provisions the sale of various private equity investments. In addition, in the current quarter we recorded a non-reoccurring tax recovery of $43 million related to the decrease in UK tax rates.

Non-Controlling Interests

Net income attributable to non-controlling interests increased by $141 million, which primarily reflects the gain on sale of a pulp and paper business within our private equity operations. This business was held in an institutional fund, of which we were a minority investor and accordingly, a large percentage of the gain is attributable to our investing partners. Additionally, we recognized a decreased amount of fair value changes recognized in the current period, relative to the prior year, in assets partially owned by non-controlling interests. This decrease was offset by the share of total revenues and other gains, net of direct costs and interest expenses of newly acquired assets, which also are partially owned by non-controlling interests.

14    BROOKFIELD ASSET MANAGEMENT

FINANCIAL PROFILE

Consolidated Assets

The following table disaggregates our consolidated balance sheet as at September 30, 2013 and December 31, 2012 into assets that are carried at fair value and those that are carried on another basis such as historical cost:

	Carried on Fair Value Basis		Carried on Other Basis		Total Consolidated Assets
AS AT SEP. 30, 2013 AND DEC. 31, 2012 (MILLIONS)	2013	2012	2013	2012	2013	2012
Investment properties	$33,858	$33,161	$–	$–	$33,858	$33,161
Property, plant and equipment[1]	28,186	28,202	2,751	2,946	30,937	31,148
Sustainable resources	502	3,516	–	–	502	3,516
Investments	9,980	8,487	2,888	3,131	12,868	11,618
Cash and cash equivalents	–	–	3,799	2,850	3,799	2,850
Financial assets	3,351	2,630	701	481	4,052	3,111
Accounts receivable and other	2,029	1,614	5,228	5,338	7,257	6,952
Inventory	–	–	6,478	6,581	6,478	6,581
Intangible assets	–	–	5,256	5,770	5,256	5,770
Goodwill	–	–	1,688	2,490	1,688	2,490
Deferred income tax assets	–	–	1,425	1,665	1,425	1,665

	$77,906	$77,610	$30,214	$31,252	$108,120	$108,862

1.	Revalued on an annual basis following the revaluation method

Consolidated balance sheet assets totalled $108.1 billion at the end of the third quarter of 2013, which is largely unchanged since year end. We sold a number of assets, including the Pacific Northwest timberlands within our sustainable resources operations, a pulp and paper company within our private equity operations and numerous non-core investment properties within our property operations, which in aggregate, decreased consolidated assets by over $5.6 billion. In addition, negative foreign currency revaluation from a weighted average decrease in non-U.S. currencies relative to the U.S. dollar reduced the translated value of our non-U.S. assets. These amounts were largely offset by the addition and acquisition of $4.2 billion of investment properties and property, plant and equipment, primarily within our renewable power operations, and the acquisition of an additional $650 million interest in our South American toll roads within our infrastructure operations.

Investment Properties and Property, Plant and Equipment

The following table presents the major components of changes in the carrying values of our investment properties and property, plant and equipment balances since year end.

		Property, Plant and Equipment (“PP&E”)
AS AT AND FOR THE NINE MONTHS ENDED SEP. 30, 2013 (MILLIONS)	Investment Properties	Renewable Power	Infrastructure	Property	Private Equity	Total PP&E
Balance, beginning of year	$33,161	$16,532	$8,736	$2,968	$2,912	$31,148
Fair value changes	754	–	–	–	24	24
Depreciation	–	(411)	(263)	(196)	(225)	(1,095)
Acquisitions and additions	1,619	1,551	370	130	517	2,568
Dispositions	(978)	(12)	(647)	(4)	(270)	(933)
Foreign currency translation	(698)	(475)	(407)	33	74	(775)

Net increase (decrease)	697	653	(947)	(37)	120	(211)

Balance, end of period	$33,858	$17,185	$7,789	$2,931	$3,032	$30,937

Our IFRS accounting policy is to fair value property, plant and equipment that is accounted for using the revaluation model on an annual basis; however, these assets are depreciated quarterly. This results in the year carrying values of these assets being reduced by the amount of depreciation we record.

We acquired 26 investment properties during the first nine months of 2013 for $1.5 billion and invested $0.1 billion in development opportunities. We also sold 16 investment properties with a gross asset value of $1.0 billion. Within our renewable power operations we acquired three assets, including the other half of a venture that we did not own and commenced consolidation of the underlying asset. This added $1.6 billion of assets to our consolidated balance sheet, and reduced investments.

Q3 2013 INTERIM REPORT  15

Sustainable Resources

We disposed of our Pacific Northwest timber operations during the year, resulting in a $3.0 billion decrease in sustainable resource assets since year end.

Investments

We record the results of our equity accounted investments based on our IFRS accounting policies and accordingly, certain of our investments include assets that are recorded at fair value. This includes, for example, our investment in General Growth Properties, in which we record GGP’s investment properties at fair value on a quarterly basis. We have separated investments into those in which the underlying assets are recorded at fair value or amortized cost in the table on the preceding page to assist users. Consolidated investments increased by $1,250 million year-to-date primarily from $746 million of comprehensive income derived from equity accounted investments and $650 million of capital invested, in our South American toll roads, which are equity accounted for.

Goodwill

Goodwill decreased by $802 million from December 31, 2012 to $1,688 million, primarily due to the elimination of $591 million of goodwill within our Pacific Northwest timberlands, which were sold during the quarter and a reduction in non-U.S. dollar balances from negative currency revaluation.

Borrowings and Other Long-term Financial Liabilities

We present our consolidated balance sheets on a non-classified basis, meaning that we do not separate balances between current and long-term assets or liabilities. We believe this classification is appropriate given the nature of our business strategy. We present the disaggregation of liabilities into current and long-term components in the notes to our consolidated financial statements.

AS AT SEP. 30, 2013 AND DEC. 31, 2012 (MILLIONS)	2013	2012	Change
Corporate borrowings	$3,848	$3,526	$322
Non-recourse borrowings
Property-specific mortgages	33,329	33,720	(391)
Subsidiary borrowings	7,233	7,585	(352)
Long-term accounts payable and other liabilities[1]	4,515	5,440	(925)
Capital securities	812	1,191	(379)
Other long-term financial liabilities	483	425	58

	$50,220	$51,887	$(1,667)

1.	Excludes accounts payable and other liabilities that are due within one year. See Note 6(d) to our Interim Consolidated Financial Statements

Corporate borrowing increased by $322 million in part from the payment of $905 million to terminate a long dated interest rate contract on favourable items, offset by proceeds received on asset sales.

Property-specific borrowings decreased by $0.4 billion during 2013. This reflects the sale and resultant deconsolidation of operations, including the associated borrowings, and the depreciation against the U.S. dollar of the foreign currencies in which many of these borrowings are denominated. This was partially offset by additional borrowings assumed on acquired assets or acquisition financings.

Subsidiary borrowings decreased from the removal of our $1.2 billion interest rate swap contract accrual, upon settlement of the arrangement, offset by an increased level of term debt issuances in our managed listed issuers and draws on their corporate facilities to fund expansion initiatives.

Accounts payable and other liabilities with a maturity greater than one year decreased from year end, primarily a result of the timing of payments and the completion of construction in our Brazilian residential operations, partially offset by foreign currency translation. We also eliminated a $213 million mark-to-market liability recorded in respect of the interest rate swap contract accrual upon settlement of the arrangement.

We redeemed C$350 million of capital securities since year end. Other long-term liabilities represent interests of others in consolidated funds that are classified as liabilities because they contain terms such as redemption features.

Equity

Consolidated equity increased by $1.3 billion since year end. This primarily reflects $3.0 billion of net income earned during the first nine months and $0.6 billion of net equity issuances offset by $1.0 billion of shareholder distributions and a $1.7 billion negative revaluation from foreign currency translation.

We paid a $906 million special dividend of a 7.6% interest in BPY resulting in a reduction in common equity and a corresponding increase in non-controlling interests. Non-controlling interests increased overall by $1.9 billion due to the BPY special dividend, the sale of units of Brookfield Renewable by us during the first quarter of 2013, offset by a $0.1 billion positive foreign currency translation revaluation.

16    BROOKFIELD ASSET MANAGEMENT

We record the impact of changes in foreign currencies on the carrying value of our net investment in non-U.S. operations in other comprehensive income. As at September 30, 2013, our IFRS common equity of $17.4 billion was invested in the following currencies, principally in the form of net investments which are revalued through other comprehensive income: United States – 46%; Australia – 15%; Brazil – 16%; Great Britain – 10%; Canada – 6%; and other – 7%. From time to time, we utilize financial contracts to adjust these exposures, which will typically reduce the impact of currency revaluations corporate borrowings increased with payment of $905 million to terminate interest rate swap contract offset by proceeds from asset sales included in subsidiary borrowings and other liabilities.

We provide a more detailed discussion of our capitalization in Part 4 of the MD&A.

Quarterly Results

	2013			2012				2011
FOR THE THREE MONTHS ENDED (MILLIONS EXCEPT PER SHARE AMOUNTS)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Total revenues and other gains	$5,176	$5,166	$4,951	$5,641	$4,661	$4,425	$4,039	$4,122
Direct costs	(3,230)	(3,606)	(3,420)	(4,393)	(3,420)	(3,284)	(2,864)	(3,035)
Other income	525	–	–	–	–	–	–	–
Equity accounted income	194	224	266	338	254	257	388	584
Expenses
Interest	(617)	(668)	(655)	(638)	(593)	(614)	(655)	(620)
Corporate costs	(36)	(36)	(44)	(40)	(41)	(35)	(42)	(40)
Valuation items
Fair value changes	104	465	61	415	495	(100)	343	434
Depreciation and amortization	(357)	(373)	(365)	(352)	(327)	(287)	(297)	(228)
Income taxes	(264)	(370)	(97)	(192)	(154)	17	(190)	(257)

Net income	$1,495	$802	$697	$779	$875	$379	$722	$960

Net income for shareholders	$813	$230	$360	$492	$334	$138	$416	$588

Per share
– diluted	$1.23	$0.31	$0.51	$0.72	$0.48	$0.17	$0.60	$0.86
– basic	$1.26	$0.31	$0.52	$0.74	$0.49	$0.17	$0.63	$0.90

Summary of Quarterly Results

The company’s quarterly results vary primarily due to the impact of seasonality on our operations, fair value changes recognized on our consolidated assets as well as fair value changes recorded within equity accounted income, the impact of acquisitions or dispositions of assets or businesses, and fluctuations in foreign currency exchange rates on non-U.S. operations. The timing and amount of disposition gains and losses also impacts our consolidated results.

Fee revenues generated within our asset management operations are contractual in nature and have increased over the past eight quarters due to higher amounts of fee bearing capital. Our construction business line is seasonal in nature and revenues are typically higher in the third and fourth quarters compared to the first half of the year, as weather conditions are more favourable in the latter half of the year.

Our property operations generate consistent results on a quarterly basis due to the long-term nature of contractual lease arrangements subject to the intermittent recognition of disposition and lease termination gains.

Water flows and pricing within our renewable power operations are seasonal in nature. During the fall rainy season and spring thaw, water inflows tend to be the highest leading to higher generation; however prices tend not to be as strong as they are in the summer and winter seasons due to the more moderate weather conditions during the fall and spring and associated reductions in demand for electricity.

Our infrastructure operations are generally stable in nature, as a result of the long-term sales and volumes contracts which with our clients.

Our private equity operations include our North American and Brazilian residential developers, which tend to be seasonal in nature, with the fourth quarter typically the strongest as most of the construction is completed and homes are delivered. Our other private equity operations tend to fluctuate on a quarterly basis as a result of certain of the underlying investments having seasonal operations as well as the timing of acquisitions and dispositions of operations. We disposed of a pulp and paper business within our private equity operations during the third quarter of 2013 and recognized $664 million of revenue on disposition.

The third quarter of 2013 includes other income of $525 million on the settlement of a swap agreement.

Q3 2013 INTERIM REPORT  17

We generally finance our operations with long dated fixed rate borrowings which results in interest expense being relatively consistent on a quarterly basis.

The amount and timing of fair value changes vary on a quarterly basis depending on changes in the fair value of our assets which are recorded at fair value in net income. In the second quarter of 2013 we recorded $333 million of fair value changes in our office properties operations, and $87 million of mark-to-market gains on currency, interest rate and inflation hedges in our infrastructure operations. In the second quarter of 2012 we recorded $76 million of mark-to-market losses on power sales contracts. Equity accounted income also includes fair value changes, which in the fourth quarter of 2011, included $357 million of fair value changes on our equity accounted investment in General Growth Properties’ investment properties.

Depreciation and amortization increased in 2013 as a result of completion of capital expansion projects and new acquisitions in our renewable energy and infrastructure operations, and increased in 2012 as a result of a higher valuation on our renewable power assets and acquisitions in that year.

In the fourth quarter of 2012 we acquired and commenced consolidating a number of businesses within our property and infrastructure businesses resulting in increased revenues, direct costs and interest expense.

CORPORATE DIVIDENDS

The dividends paid by Brookfield on outstanding securities during the first nine months of 2013 and the same period in 2012 and 2011 are as follows:

	Distribution per Security
	2013	2012	2011
Class A and B Limited Voting Shares	$0.44	$0.41	$0.39
Special distribution to Class A and B Limited Voting Shares[1]	1.47	–	–
Class A Preferred Shares
Series 2	0.38	0.39	0.40
Series 4 + Series 7	0.38	0.39	0.40
Series 8	0.55	0.56	0.57
Series 9	0.70	0.71	0.84
Series 10[2]	–	0.37	1.10
Series 11[3]	–	1.02	1.06
Series 12	0.99	1.01	1.03
Series 13	0.38	0.39	0.40
Series 14	1.39	1.41	1.45
Series 15	0.31	0.31	0.33
Series 17	0.87	0.89	0.91
Series 18	0.87	0.89	0.91
Series 21[4]	0.62	0.93	0.96
Series 22	1.28	1.31	1.34
Series 24	0.99	1.01	1.03
Series 26	0.82	0.84	0.87
Series 28[5]	0.84	0.86	0.75
Series 30[6]	0.88	0.89	–
Series 32[7]	0.82	0.61	–
Series 34[8]	0.77	–	–
Series 36[9]	1.00	–	–
Series 37[10]	0.35	–	–

1.	Distribution of a 7.6% interest in Brookfield Property Partners based in IFRS values, paid April 15, 2013
2.	Redeemed April 5, 2012
3.	Redeemed October 1, 2012
4.	Redeemed July 2, 2013
5.	Issued February 8, 2011
6.	Issued November 2, 2011
7.	Issued March 13, 2012
8.	Issued September 12, 2012
9.	Initial distribution includes $0.11 for the period from November 27, 2012 to December 31, 2012
10.	Initial distribution includes $0.06 for the period from June 13, 2013 to June 30, 2013

Dividends on the Class A and B Limited Voting Shares are declared in U.S. dollars whereas Class A Preferred Share dividends are declared in Canadian dollars.

18    BROOKFIELD ASSET MANAGEMENT

PART 3 – BUSINESS SEGMENT RESULTS

BASIS OF PRESENTATION

How We Measure and Report Our Business Segments

For management purposes, we have organized our business into five segments in which we make operating and capital allocation decisions and assess performance.

i.

Asset Management and Services comprises our asset management, construction and property services businesses. These operations generate contractual service fees earned from consolidated entities included in our other segments and third parties for performing management services, including management of our institutional private funds and listed entities, public securities, management of construction projects and residential relocation, franchise and brokerage operations. These operations are also characterized by utilizing relatively low levels of tangible assets relative to our other business segments.

ii.

Property operations are predominantly office properties, retail properties, and multifamily, industrial & other properties located primarily in major North American, Australian, Brazilian and European cities. Income from property operations is primarily comprised of property rental income and, to a lesser degree, interest and dividend income. Virtually all of these operations are held through Brookfield Property Partners L.P., (“BPY”) in which we own a 93% interest.

iii.

Renewable Power operations consist primarily of hydroelectric power generating facilities on river systems in North America and Brazil and wind power generating facilities in North America. The company’s power operations are owned and operated through our 65% interest in Brookfield Renewable Energy Partners L.P. (“BREP”) and a wholly owned subsidiary of the company which engages in the purchase and sale of energy, primarily on behalf of BREP.

iv.

Infrastructure operations are predominantly utilities, transport and energy, timberland and agricultural development operations located in Australia, North America, Europe and South America, and are primarily owned and operated through a 28% interest in Brookfield Infrastructure Partners L.P. (“BIP”) and direct investments in certain of the company’s sustainable resources operations.

v.

Private Equity operations include the investments and activities overseen by our private equity group. These include direct investments as well as investments in our private equity funds. Our private equity funds have a mandate to invest in a broad range of industries, although currently the portfolios contain a number of investments whose performance is significantly impacted by the North American homebuilding industry. Direct investments include interests in Norbord Inc., a panel board manufacturer, and two publicly listed residential businesses, which are predominantly a North American homebuilder and land developer, Brookfield Residential Properties Inc., and a Brazilian condominium developer, Brookfield Incorporações S.A. The operations in this segment are generally characterized by an investment approach that is more opportunistic in nature. Furthermore, these businesses are not integrated into core operating platforms, unlike the assets within our property, renewable power or infrastructure operations.

All other company level activities that are not allocated to these five business segments are included within corporate operations, such as the company’s cash and financial assets, corporate borrowings, capital securities and preferred equity and net working capital.

We have presented the costs associated with conducting asset management activities in the asset management segment. These include an allocation of the costs of centralized activities as well as costs of asset management activities performed within other segments.

Certain corporate costs such as technology and operations are on behalf of the business segment and accordingly allocated to each business segment based on an internal pricing framework.

Segment Operating and Performance Measures

Funds from operations (“FFO”) is our key measure of our financial performance. We define FFO as net income attributable to shareholders prior to fair value changes, depreciation and amortization, and future income taxes, and including certain disposition gains that are not otherwise included in net income as determined under IFRS. When determining funds from operations, we include our proportionate share of the FFO of equity accounted investments and exclude transaction costs incurred on business combinations, which are required to be expensed as incurred under IFRS. We include disposition gains in FFO because we consider the purchase and sale of assets to be a normal part of the company’s business. We use FFO to assess operating results and our business. We do not use FFO as a measure of cash generated from our operations. We derive funds from operations for each segment and reconcile total FFO to net income in Note 3 of the consolidated financial statements.

Our definition of funds from operations may differ from the definition used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. When reconciling our definition of funds from operations to the determination of funds from operations by REALPAC and/or

Q3 2013 INTERIM REPORT  19

NAREIT, key differences consist of the following inclusions in FFO: disposition gains or losses that occur as normal part of our business and cash taxes payable on those gains, if any; foreign exchange gains or losses on monetary items not forming part of our net investment in foreign operations; and gains or losses on the sale of an investment in a foreign operation.

The non-IFRS measures are reconciled to the most comparable financial statement component on pages 23 and 24.

SUMMARY OF RESULTS BY BUSINESS SEGMENT

Summary of Financial Results by Business Segment

The following table presents segment FFO on a year-over-year basis for comparison purposes:

	Funds from Operations
	Three Months Ended			Nine Months Ended
FOR THE PERIOD ENDED SEP. 30 (MILLIONS)	2013	2012	Change	2013	2012	Change
Operating segments
Asset management and services	$145	$115	$30	$344	$239	$105
Property	102	124	(22)	401	373	28
Renewable power	61	(6)	67	388	286	102
Infrastructure	216	44	172	384	150	234
Private equity	323	69	254	591	135	456

Total operating segments	847	346	501	2,108	1,183	925
Corporate/unallocated	346	(123)	469	238	(286)	524

Total	$1,193	$223	$970	$2,346	$897	$1,449

Asset management and services FFO increased by $30 million to $145 million, driven by a $47 million increase in fee related earnings from significantly higher levels of fee bearing capital. We also generated $49 million of performance fees (2012 – $97 million), of which $47 million is subject to clawback and accordingly only $2 million was included in FFO and the balance was deferred (2012 – $96 million deferred). Our construction and property services FFO decreased by $17 million to $49 million as a result of the partial sale of our U.S. brokerage business in 2012 and increased tender costs in our Australian construction operations during the current quarter.

Our property operations are primarily held through our 93% interest in BPY and contributed $102 million of FFO, a decrease of $22 million from the prior year. We paid a special dividend to our shareholders, distributing a 7.6% interest in BPY in April 2013, which resulted in a reduced ownership of BPY’s underlying businesses, decreasing the current quarters FFO by $14 million on a comparative basis along with an additional $12 million of expenses related to fees and costs paid by BPY. FFO in the prior year also included a $31 million dividend from BPY’s investment in Canary Wharf, whereas Canary did not pay a dividend this quarter. These negative variances were offset by a $42 million improvement in the impact of dispositions during the quarter, as we sold 17 properties and realized a loss of $19 million in the quarter, compared to $61 million of losses in 2012.

FFO from our renewable power operations increased by $67 million to $61 million for the quarter. Generation on a same store basis increased to 4,220 GWh, representing a 54% increase over the prior period and contributed $56 million of additional FFO. FFO in the current quarter also benefitted by $13 million from higher merchant pricing, as well as a $9 million contribution from newly acquired and commissioned assets. These increases were partially offset by higher levels of borrowings to fund expansion initiatives increasing interest paid and a reduction in our ownership interest in BREP, following our secondary offering in the first quarter of 2013.

Infrastructure FFO excluding gains was $53 million for the quarter, a 30% increase over the 2012 quarter. The increase over the prior year was primarily driven by an additional $4 million contribution from the expansion of our UK regulated distribution operations, $6 million from the completion of our rail expansion program, and the contribution from our recently acquired toll roads, both of which were not fully contributing to FFO in the prior period, added $6 million of FFO relative to the prior year. We completed the sale of our Pacific Northwest timberland operations in July, giving rise to a $163 million disposition gain.

FFO from our private equity operations increased by $8 million prior to $245 million of disposition gains, as overall increases in revenues from strong volumes in a number of our investee companies offset an $11 million reduction in FFO on a comparative basis from asset sales and reduced ownership levels. Disposition gains in the quarter include a $200 million gain on the monetization of a pulp and paper operation in our private equity fund and a $45 million gain on the partial disposition of our investment in Western Forest Products.

Corporate/unallocated FFO includes a $525 million gain on the settlement of a long dated interest rate contract and we benefitted from a reduced level of borrowings following the settlement, decreasing our unallocated costs. This was offset by a $72 million loss on interest rate and currency positions closed during the period FFO in the current quarter.

20    BROOKFIELD ASSET MANAGEMENT

Three Months Ended September 30

Total FFO for the third quarter of 2013 was $1,193 million, a $970 million increase over the $223 million recognized in the 2012 quarter. Excluding disposition gains, FFO was $342 million, 14% higher than the $300 million recorded on a comparable basis in the 2012 quarter.

Nine Months Ended September 30

FFO for the last nine months increased by $1,449 million to $2,346 million primarily driven by a larger amount of disposition gains ($1,106 million), higher fees on increased amounts of fee bearing capital, the impact of the U.S. housing recovery on our North American residential operations and industrial operations increasing the contribution from our private equity operations, and a return to long-term average hydrology levels within our renewable power business.

Summary of Financial Position by Business Segment

The following table presents segment equity on a comparative basis:

	Common Equity by Segment
AS AT SEP. 30, 2013 AND DEC. 31, 2012 (MILLIONS)	2013	2012	Change
Operating segments
Asset management and services	$1,530	$1,570	$(40)
Property	12,374	12,958	(584)
Renewable power	4,575	4,976	(401)
Infrastructure	2,001	2,571	(570)
Private equity	2,665	2,574	91

Total operating segments	23,145	24,649	(1,504)
Corporate/unallocated	(5,772)	(6,499)	727

Common equity	$17,373	$18,150	$(777)

Property segment common equity declined as a result of the spin-off of a 7.6% interest in BPY ($906 million) within our property operations. Our renewable power operations decreased by $401 million, which included a $233 million sale of 8.1 million units of BREP in the first quarter of 2013. The sale of our Pacific Northwest timberland operations in the third quarter of 2013 decreased our infrastructure common equity by segment by $600 million.

Our corporate/unallocated common equity increased by $727 million as we settled a long dated interest rate contract, decreasing our corporate capitalization by $525 million. We also repaid corporate borrowings with the proceeds generated from asset dispositions.

Overall, common equity decreased by $777 million since year end, primarily driven by $1,403 million of net income attributable to shareholders, the aforementioned $906 million special dividend of a 7.6% interest in BPY, the impact of foreign currency revaluation of non-U.S. dollar investments ($857 million) and the repurchase of 8.6 million shares for $310 million, 4.2 million of which were acquired in respect of long-term compensation plans and the remaining 4.4 million shares were cancelled, decreasing our shares outstanding.

Valuation Items

The following table presents segment valuation items on a year-over-year basis for comparison purposes. These include items recorded in both net income and other comprehensive income, and are presented net of non-controlling interests:

	Valuation Items[1]
	Three Months Ended			Nine Months Ended
FOR THE PERIOD ENDED SEP. 30 (MILLIONS)	2013	2012	Change	2013	2012	Change
Operating segments
Asset management and services	$(10)	$(8)	$(2)	$(11)	$(36)	$25
Property	108	263	(155)	598	833	(235)
Renewable power	(88)	(127)	39	(295)	(263)	(32)
Infrastructure	(28)	(23)	(5)	(97)	(89)	(8)
Private equity	(62)	(46)	(16)	(139)	(150)	11

Total operating segments	(80)	59	(139)	56	295	(239)
Corporate/unallocated	–	(9)	9	82	(36)	118

Total	$(80)	$50	$(130)	$138	$259	$(121)

1.	Net of non-controlling interests

Q3 2013 INTERIM REPORT  21

Three Months Ended September 30

We recorded $80 million of valuation losses during the third quarter, compared to $50 million of valuation gains in the prior year. The decrease is primarily the result of the recognition of a lower amount of appraisal gains within our property operations compared to the 2012 quarter, compared to the current period, and increased depreciation in the current quarter from depreciation incurred on recently acquired and commissioned assets.

Our property operations contributed $108 million of valuation gains in the current quarter, $142 million less than the prior year, and included $143 million of appraisal gains, offset primarily by $19 million of deprecation. Office appraisal gains decreased from $286 million to $194 million, of which $83 million is attributable to Brookfield shareholders. The current quarter’s gains included a $53 million gain on our investment in Canary Wharf shares, which increased in value to £4.46 per share (2012 – $15 million gain) based on increased rental income and an increased value attributable to Canary Wharf’s expansion initiatives.

Renewable power and infrastructure valuation items were losses of $88 million and $28 million, compared to losses of $127 million and $23 million in the prior year, respectively. The majority of these losses relate to depreciation on our assets, $81 million (2012 – $75 million) within our renewable power operations and $26 million (2012 – $22 million) in our infrastructure business in the current quarter. Renewable power valuation items in the prior year included $49 million of valuation items as a result of mark-to-market losses on long-term power sales agreements.

We recorded $62 million of valuation losses in our private equity operations, a decrease of $16 million for 2012, the majority of which consists of depreciation. We also recognized $10 million net valuation charges on reserve levels held by oil and gas investee companies in the current quarter.

Nine Months Ended September 30

Valuation gains on a nine month basis were $138 million, $121 million lower than the $259 million recorded in the prior year, as we recognized increased levels of appraisal gains within our property operations in the prior year. Depreciation increased to $491 million, up from $421 million in the prior year, as a result of additional depreciation incurred on a larger asset base following acquisitions and valuation appraisal increases. We also recognized gains on interest rate swap contracts that lock-in the risk free rate of future debt refinancings, which represented an increase of $138 million within our corporate/unallocated operations.

Segmented Presentation

The information presented in the table below has been extracted from Note 3 to our interim consolidated financial statements and is reconciled to the most closely related financial statement line item on the following pages.

	Operating Segments
AS AT SEP. 30, 2013 AND DEC. 31, 2012 AND FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	Asset Management and Services	Property	Renewable Power	Infrastructure	Private Equity	Corporate/ Unallocated	Total 2013	Total 2012
Financial results
Revenues	$1,080	$1,107	$384	$503	$1,511	$20	$4,605	$4,759
Segment operating income	145	734	253	625	774	467	2,998	1,442
Funds from operations	145	102	61	216	323	346	1,193	223

Valuation items	(10)	108	(88)	(28)	(62)	–	(80)	50
Financial position
Segment assets	$1,674	$39,506	$14,981	$11,309	$9,555	$1,436	$78,461	$79,167
Investments	178	8,666	314	3,263	288	159	12,868	11,618
Common equity by segment	1,530	12,374	4,575	2,001	2,665	(5,772)	17,373	18,150

22    BROOKFIELD ASSET MANAGEMENT

Reconciliation of Non-IFRS Measures

The following table reconciles funds from operations to consolidated net income:

	Three Months Ended		Nine Months Ended
FOR THE PERIOD ENDED SEP. 30 (MILLIONS)	2013	2012	2013	2012
Funds from operations
Asset management and services	$145	$115	$344	$239
Property	102	124	401	373
Renewable power	61	(6)	388	286
Infrastructure	216	44	384	150
Private equity	323	69	591	135
Corporate/unallocated	346	(123)	238	(286)

	1,193	223	2,346	897

Adjustments
Less: FFO measures
Gains not recorded in net income	(176)	62	(612)	(161)
Equity accounted gains and other	36	–	50	–
Equity accounted FFO	(222)	(152)	(626)	(435)
Current income taxes	35	31	107	100
Non-controlling interests in FFO	952	443	2,241	1,176
Add: financial statement components not included in FFO
Equity accounted income	194	254	684	899
Fair value changes	104	495	630	738
Depreciation and amortization	(357)	(327)	(1,095)	(911)
Income taxes	(264)	(154)	(731)	(327)

Total adjustments	302	652	648	1,079

Net income	$1,495	$875	$2,994	$1,976

Q3 2013 INTERIM REPORT  23

The following tables reconcile segment operating income to total revenues and other gains:

	Operating Segments
FOR THE THREE MONTHS ENDED SEP. 30, 2013 (MILLIONS)	Asset Management and Services	Property	Renewable Power	Infrastructure	Private Equity	Corporate/ Unallocated	Total Reportable Segments	Adjustments	Consolidated
Total revenues and other gains	$1,080	$1,107	$384	$503	$1,511	$20	$4,605	$571	$5,176
Direct costs	(945)	(563)	(144)	(227)	(1,293)	(16)	(3,188)	(42)	(3,230)
Other income[1]	–	–	–	–	–	–	–	525	525
Equity accounted FFO	10	113	7	84	3	5	222	(222)	–
Disposition gains	–	77	6	265	553	458	1,359	(1,359)	–

Segment operating income	$145	$734	$253	$625	$774	$467	$2,998

	Operating Segments
FOR THE THREE MONTHS ENDED SEP. 30, 2012 (MILLIONS)	Asset Management and Services	Property	Renewable Power	Infrastructure	Private Equity	Corporate/ Unallocated	Total Reportable Segments	Adjustments	Consolidated
Total revenues and other gains	$1,205	$1,118	$222	$509	$1,661	$44	$4,759	$(98)	$4,661
Direct costs	(1,090)	(505)	(120)	(257)	(1,408)	(12)	(3,392)	(28)	3,420
Equity accounted FFO	–	95	3	51	(4)	7	152	(152)	–
Disposition gains	–	(61)	–	–	(1)	(15)	(77)	77	–

Segment operating income	$115	$647	$105	$303	$248	$24	$1,442

	Operating Segments
FOR THE NINE MONTHS ENDED SEP. 30, 2013 (MILLIONS)	Asset Management and Services	Property	Renewable Power	Infrastructure	Private Equity	Corporate/ Unallocated	Total Reportable Segments	Adjustments	Consolidated
Total revenues and other gains	$3,236	$3,367	$1,243	$1,811	$4,985	$145	$14,787	$506	$15,293
Direct costs	(2,913)	(1,722)	(413)	(879)	(4,181)	(46)	(10,154)	(102)	(10,256)
Other income[1]	–	–	–	–	–	–	–	525	525
Equity accounted FFO	21	330	19	235	12	8	625	(625)	–
Disposition gains	–	120	178	442	626	534	1,900	(1,900)	–

Segment operating income	$344	$2,095	$1,027	$1,609	$1,442	$641	$7,158

	Operating Segments
FOR THE NINE MONTHS ENDED SEP. 30, 2012 (MILLIONS)	Asset Management and Services	Property	Renewable Power	Infrastructure	Private Equity	Corporate/ Unallocated	Total Reportable Segments	Adjustments	Consolidated
Total revenues and other gains	$3,153	$2,911	$886	$1,521	$4,701	$156	$13,328	$(203)	$13,125
Direct costs	(2,918)	(1,246)	(352)	(798)	(4,133)	(45)	(9,492)	(76)	(9,568)
Equity accounted FFO	4	259	11	152	(6)	15	435	(435)	–
Disposition gains	–	(63)	214	11	(1)	23	184	(184)	–

Segment operating income	$239	$1,861	$759	$886	$561	$149	$4,455

1.	Refer to Note 9 for details

The adjustments in the foregoing tables are described in Note 3 to our interim consolidated financial statements.

24    BROOKFIELD ASSET MANAGEMENT

ASSET MANAGEMENT AND SERVICES

	Asset Management		Construction and Property Services		Total Segment
AS AT SEP. 30, 2013 AND DEC. 31, 2012 AND FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	2013	2012	2013	2012	2013	2012
Segment financial results
Revenues	$175	$107	$905	$1,098	$1,080	$1,205
Funds from operations	96	49	49	66	145	115

Valuation items	(2)	–	(8)	(8)	(10)	(8)
Segment financial position
Segment assets	$225	$245	$1,449	$1,610	$1,674	$1,855
Common equity by segment	225	245	1,305	1,325	1,530	1,570

FFO increased by $30 million, representing a $47 million increase in asset management FFO and a $17 million decrease in FFO from construction and property services. The increase in asset management FFO reflects the continued growth in fee related earnings arising from the continued expansion of fee bearing capital.

Asset Management

Our asset management operations contributed the following during the quarter:

FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	Annualized*	2013	2012
Revenues
Base management fees	$530[1,2]	$147	$90
Incentive distributions	32[3]	8	4
Transaction and advisory fees	55[4]	18	12

	$617	173	106

Direct costs		(78)	(58)

Fee related earnings		95	48
Performance based income[5]		2	1
Direct costs		(1)	–

		1	1

Funds from operations		$96	$49

1.	Based on capital committed or invested and contractual arrangements
2.	Includes $186 million of annualized base fees on Brookfield capital
3.	Based on Brookfield Infrastructure Partners L.P.’s annual distribution in the amount of $1.72 per unit
4.	Equal to simple average over two years
5.	Excludes performance based income subject to clawback
*	Annualized fees are a non-IFRS operational measure used to assess contractual base management fees at a point in time based on the current level of fee bearing capital

Fee related earnings nearly doubled from $48 million to $95 million in the current quarter with substantial increases in both base management fees as well as operating margins. Base management fees increased by 63% to $147 million over the 2012 quarter. This reflects the contribution from new funds, primarily in our property and infrastructure operations and includes fees earned on our recently launched Brookfield Property Partners listed entity as well as a $15 million “catch-up” base management fee arising from the final close of our flagship real estate private fund in the current quarter. Base fees in respect of Brookfield capital totalled $46 million (2012 – $15 million).

Annualized base management fees totalled approximately $530 million representing an increase of $5 million since June 30, 2013, which includes $18 million of base fees from additional capital raised during the quarter, primarily within our private funds, and public securities offset by the return of capital to our private fund investors upon disposing the funds assets and terminating the funds.

Base management fees do not include any contribution from approximately $2.0 billion of client capital in private funds on which our compensation is derived primarily from performance-based measures and carried interests and only minimal amounts from base management fees. The weighted average term of the commitments related to the annualized base fees is eight years.

Q3 2013 INTERIM REPORT  25

We continue to expand our transaction and advisory business for real estate and infrastructure transactions. FFO increased relative to the prior year as a result of a higher amount of transactional activity.

Direct costs consist primarily of employee expenses and professional fees, as well as technology costs and other shared services.

Our share of accumulated performance income totalled $812 million at September 30, 2013. This represents an increase of $47 million compared to last quarter and $123 million compared to year end. We estimate that direct expenses of approximately $96 million will arise on the realization of the income accumulated to date. We recognized $2 million of third party performance income in our financial statements and deferred the balance ($47 million) as our accounting policies defer recognition until the end of any determination or clawback period which is typically at or near the end of the fund’s term. The amount of unrealized performance based income net of associated costs was $716 million at quarter end (December 31, 2012 – $632 million).

Subsequent to quarter end, we reorganized the consortium that acquired our U.S. shopping business, allowing our clients and ourselves to realize a 38% gross IRR and 2.6x gross multiple of invested capital, and we realized $558 million of accumulated performance fees.

The remaining accumulated performance income totalled $158 million, net of direct costs and the associated funds have an average term to realization of four years.

Fee Bearing Capital

Fee bearing capital is determined in a manner consistent with the determination of the contractual asset management fees for fee bearing vehicles. The following table summarizes the fee bearing capital managed for clients, co-investors and ourselves:

AS AT SEP. 30, 2013 AND DEC. 31, 2012 (MILLIONS)	Listed Issuers[1]	Private Funds[1]	Public Securities	Total	Total 2012
Property	$13,643	$15,184	$2,633	$31,460		$18,133
Renewable power	9,390	2,169	–	11,559		10,559
Infrastructure	8,567	8,626	3,714	20,907		16,497
Private equity	–	2,760	13,767	16,527		14,880

September 30, 2013	$31,600	$28,739	$20,114	$80,453	$	n/a

June 30, 2013	$31,307	$28,497	$18,466	$78,270	$	n/a

December 31, 2012	$21,301	$23,244	$15,524	$60,069		$60,069

1.

Includes Brookfield capital of $18.8 billion in listed issuers at September 30, 2013 (December 31, 2012 – $10.3 billion) and $7.3 billion in private funds at September 30, 2013 (December 31, 2012 – $8.4 billion)

Fee bearing capital includes all capital on which we receive some form of asset management revenue, including capital committed or invested by us. For example, we include 100% of the market capitalization of listed issuers such as Brookfield Infrastructure Partners L.P. and private funds such as Brookfield Capital Partners II because we are entitled to earn fees on all of this capital, including our own. We do not, however, include the capital invested or committed by one Brookfield managed entity into another where the fees otherwise payable to us on this capital have been credited against the fees payable to us by the other.

Property capital increased during 2013 due to the formation of Brookfield Property Partners and new commitments to private property funds. The increase in infrastructure capital represents new commitments to private funds.

Fee bearing capital under management increased by $2 billion during the third quarter of 2013, resulting in a $5 million net increase in annualized base fees. The principal variances are set out in the following table:

FOR THE MONTHS ENDED SEP. 30, 2013 (MILLIONS)	Listed Issuers	Private Funds	Public Securities	Total	Annualized Base Fees
Balance, June 30, 2013	$31,307	$28,497	$18,466	$78,270	$525
Inflows, including commitments	–	1,967	2,046	4,013	18
Outflows, including distributions	(199)	(1,774)	(814)	(2,787)	(14)
Market appreciation (depreciation)	(86)	–	416	330	–
Foreign exchange and other	578	49	–	627	1

Balance, September 30, 2013	$31,600	$28,739	$20,114	$80,453	$530

26    BROOKFIELD ASSET MANAGEMENT

Listed Issuers

Listed issuers fee bearing capital includes the market capitalization of our listed issuers: Brookfield Property Partners L.P., Brookfield Renewable Energy Partners L.P., Brookfield Infrastructure Partners L.P., Brookfield Canada Office Properties, Acadian Timber Corp. and several smaller listed entities. Capital also includes corporate debt and preferred shares issued by these entities to the extent these are included in determining management fees.

Private Funds

Private fund capital remained fairly consistent in aggregate during the quarter increasing to $28.7 billion. New fundraising of $2.0 billion was offset by the return of $1.8 billion to investors. We added further capital commitments during the quarter to our $1 billion Brookfield Timberlands Fund V, focused on core timberland investments and concluded our Brookfield Global Timber Fund, following the sale of our Pacific Northwest timberlands, returning fee bearing capital of $1.2 billion to investors. Fee bearing capital within our private funds has an average term of eight years. Private fund capital includes $9.8 billion of client capital that has not been invested to date, but which is available to pursue acquisitions within each fund’s specific mandate. Of the total uninvested capital, $3.3 billion relates to property funds, $5.6 billion relates to infrastructure funds and $0.9 billion relates to private equity funds. This uncalled capital has an average term during which it can be called of approximately four years.

Public Securities

In our public securities operations, we manage fixed income and equity securities with a particular focus on real estate and infrastructure, including high yield and distress securities. Capital under management in this business line increased by $1.6 billion during the quarter. Net inflows were $1.2 billion. We have continued to expand our range of higher margin mutual fund and similar products and have received strong interest from clients supported in part by the favourable performance in many of our funds.

Construction and Property Services

Construction revenues decreased relative to the prior year, primarily from foreign currency revaluations. Operating margins decreased from 8.2% to 7.0% in the current quarter as additional costs were incurred on the completion of contracts.

The remaining work-in-hand totalled $3.8 billion at the end of September 30, 2013, and represented approximately 1.3 years of scheduled activity. The following table summarizes the work-in-hand:

AS AT SEP. 30, 2013 AND DEC. 31, 2012 (MILLIONS)	2013	2012
Australasia	$2,189	$2,626
Middle East	891	1,047
United Kingdom	469	606
Canada	239	44

	$3,788	$4,323

FFO from our property services operations decreased compared to the prior year as a result of our reduced ownership in our U.S. brokerage operations, following our merger with HomeServices Relocation Services in the fourth quarter of 2012.

Q3 2013 INTERIM REPORT  27

PROPERTY

Overview

We launched our flagship listed property entity, Brookfield Property Partners L.P. (“BPY”), on April 15, 2013, through a 7.6% special distribution to our shareholders and now hold virtually all of our property assets through this entity. BPY is listed on the New York and Toronto stock exchanges and has a market capitalization of $12.2 billion at quarter end, based on IFRS values. BPY holds our 50% owned Brookfield Office Properties (“BPO”), our 32% interest (on a diluted basis) in General Growth Properties (“GGP”) and most of our interest in privately held investments, including our capital invested in our various property funds.

The following table disaggregates the financial results of our property operations into our principal business lines:

	Office Properties		Retail Properties		Multifamily, Industrial and Other		Corporate / Unallocated		Total Segment
AS AT SEP. 30, 2013 AND DEC. 31, 2012 AND FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Segment financial results
Revenues	$619	$670	$54	$58	$434	$390	$–	$–	$1,107	$1,118
Segment operating income	413	418	90	74	231	155	–	–	734	647
Funds from operations	34	58	50	41	41	25	(23)	–	102	124

Valuation items	64	140	40	130	6	(7)	(2)	–	108	263
Segment financial position
Segment assets	$27,230	$26,337	$2,640	$3,094	$10,196	$8,191	$(560)	$–	$39,506	$37,622
Investments	2,583	2,596	5,736	5,212	347	335	–	–	8,666	8,143
Common equity by segment	6,446	6,475	5,754	5,812	933	671	(759)	–	12,374	12,958

Property FFO excluding disposition gains was $121 million and decreased by $64 million from the prior year. The decrease in FFO was due in part to the formation of BPY in the first quarter of 2013 and subsequent spin-off which reduced our ownership in our property operations by 7.6%. This resulted in a $26 million reduction in FFO, of which $14 million was a result of our reduced ownership interest on a comparative basis and the remaining $12 million from additional expenses incurred related to fees paid and costs incurred by BPY. In addition, the prior year included a $31 million dividend from our investment in Canary Wharf. We disposed of 17 properties within our office, retail and multifamily and industrial portfolios for proceeds of $400 million net of associated liabilities and recognized $19 million of disposition losses in the current quarter, whereas the prior year included a $61 million loss on the disposition of non-core assets.

Our share of valuation items was $108 million compared to $263 million in 2012. We recorded increased appraisals across almost all of our portfolios, from positive leasing and continued discount rate compression, albeit a lower amount when compared to the amount recognized in the comparative period.

Corporate property operations in the current quarter represent BPY’s corporate expenses including, asset management fees, interest expense incurred on corporate borrowings and cash taxes paid in the quarter.

Office Properties

Our office properties include portfolios held through 50% owned BPO and our 22% investment in Canary Wharf Group, as well as office properties held through various private funds and other directly held assets in Australia and Europe. During the quarter, we announced a proposed merger of BPY and BPO. The proposal is a one-for-one share offer for any or all BPO shares not owned by BPY; with an aggregate value of approximately $5 billion. BPY has made available $1.7 billion of cash and $3.3 billion of shares (valued at announcement date) to provide flexibility to BPO shareholders.

In the third quarter of 2012 segment operating income from our office property portfolio included $31 million in dividend income from our investment in Canary Wharf Group. Whereas dividend was declared in the current quarter. Adjusting for this item, segment operating income increased by $26 million to $413 million. The variance was due to a 1% increase in net operating income (i.e. revenues loss direct costs) from existing properties, on a constant currency basis, reflecting a 3% increase in in-place rents offset by a lower occupancy levels. Additionally we had a lower level of disposition losses on sales of non-core office properties, which improved results by $12 million. These increases were partially offset by the decrease in net operating income associated with the assets sold, net of non-controlling interests.

Interest expenses were lower during the period due to the removal of borrowings on disposed of properties, lower short-term borrowing levels and lower borrowing costs on existing debt that we refinanced in this low interest rate environment.

28    BROOKFIELD ASSET MANAGEMENT

The following table presents an analysis of our FFO, including net operating income from existing properties based on current foreign currency exchange rates. Existing properties are those that the company owned and operated throughout both the current and prior reporting periods since the beginning of the comparable quarter. Normalizing existing property net operating income for foreign currency variations is a non-IFRS measure, which we utilize to present variances that arise from changes in occupancy levels or net rents without the impact of currency fluctuations.

	% Leased[1]		Average In-place Net Rent[1]		Segment Operating Income
FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	2013	2012	2013	2012	2013	2012
Existing properties
United States	87.4%	87.9%	$24.90	$24.31	$203	$198
Canada	96.8%	97.1%	26.12	25.58	69	69
Australasia	96.7%	97.7%	46.65	43.92	72	72
Europe	92.0%	85.3%	68.47	73.58	7	7

	91.1%	91.4%	$28.43	$27.59	351	346

Currency variance					–	13

					351	359
Equity accounted investments					34	26
Acquired, developed and sold					11	23
Canary Wharf dividend					–	31
Investment and other income					3	11
Disposition gains					14	(32)

Segment operating income					413	418
Interest expense					(186)	(210)
Operating costs					(37)	(35)
Non-controlling interests					(156)	(115)

FFO					$34	$58

1.	Same store basis

Net operating income from existing properties in 2013 increased by 1% over 2012 on a constant currency basis and reflects the renewal of leases at rental rates that exceed the expiring leases, which increased average in-place net rents on existing properties to $28.43 from $27.59, offset by slightly lower occupancy which is primarily due to large expires in New York and Washington, D.C.

The contribution from properties acquired, developed and sold since the beginning of the comparative period reflects acquisitions in Los Angeles, Washington D.C. and London; and dispositions of properties in Washington D.C., Los Angeles, Minneapolis and Auckland.

Properties classified as redevelopment properties, when applicable, are excluded from existing properties, since they are not in operation for both of the reported periods. There were no office properties undergoing redevelopment during either the 2013 or 2012 quarters.

We use in-place net rents as a measure of leasing performance, and calculate this as the annualized amount of cash rent receivable from leases on a per square foot basis including tenant expense reimbursements, less operating expenses. This measure represents the amount of cash generated from leases in a given period and excludes the impact of concessions such as straight-line rent escalations and free rent amortization.

Valuation Items

Valuation items of $64 million include $194 million of appraisal gains, of which $83 million is attributable to Brookfield shareholders. Approximately 55% of the appraisal gains arose from lower discount rates and 45% arose from increases in future cash flows, in part due to increases in expected and contracted rents.

Q3 2013 INTERIM REPORT  29

The key valuation metrics of our commercial office properties are presented in the following table on a weighted average basis. The valuations are most sensitive to changes in the discount rate and terminal capitalization rates. It is important to note that changes in cash flows and discount/terminal capitalization rates are usually inversely correlated as the circumstances that typically give rise to increased interest rates (i.e., strong economic growth, inflation) also give rise to increased cash flows.

	United States		Canada		Australasia		Europe
AS AT SEP. 30, 2013 AND DEC. 31, 2012	2013	2012	2013	2012	2013	2012	2013	2012
Discount rate	7.4%	7.3%	6.5%	6.4%	8.5%	8.8%	6.7%	6.7%
Terminal capitalization rate	6.4%	6.3%	5.7%	5.6%	7.3%	7.1%	5.5%	5.8%
Investment horizon (years)	11	11	11	11	10	10	10	10

Leasing

The overall portfolio occupancy rate in our office properties at the end of the quarter was 90.6%, and our average remaining lease term is seven years. We leased 1.2 million square feet during the quarter at average in-place net rents that were 9% above expiring rates. This increased our overall portfolio’s average in-place rents by 4.1% to $31.11 per square foot and reduced the percentage of space maturing prior to 2018 by 480 basis points when compared to year end. Average in-place rents on a portfolio basis remain at 12.7% below market rents.

					Expiring Leases (000’s sq. ft.)
AS AT SEP. 30, 2013	% Leased[1]	Average Term	Net Rental Area	Currently Available	2013	2014	2015	2016	2017	2018	2019 & Beyond
North America
United States[2]	86.7%	6.7	44,815	5,978	3,441	2,447	3,112	2,361	2,902	3,936	20,638
Canada	96.8%	7.9	16,714	543	1,308	326	1,300	1,633	632	739	10,233
Australasia	97.6%	5.8	10,258	247	98	776	1,153	1,096	990	1,024	4,874
Europe	94.5%	8.7	1,344	73	–	134	6	71	88	8	964

Total/Average	90.6%	6.9	73,131	6,841	4,847	3,683	5,571	5,161	4,612	5,707	36,709

Percentage of total			100.0%	9.4%	6.6%	5.0%	7.6%	7.1%	6.3%	7.8%	50.2%

As at December 31, 2012				8.9%	10.8%	6.0%	8.2%	7.1%	5.8%	6.2%	47.0%

1.	Occupancy was 91.1% at December 31, 2012 with the following breakdown by geography: United States 87.5%, Canada 96.9%, Australasia 97.7% and Europe 85.3%.
2.

Subsequent to quarter end, overall portfolio occupancy decreased by 385 bps or 2.8 million square feet as a result of the expiry of a large financial services tenant in our Brookfield Place New York office property.

In North America, average in-place net rents across our portfolio approximate $26.81 per square foot and represent a discount of approximately 15% to the average market rent of $31.66 per square foot. This gives us confidence that we will be able to maintain or increase our net rental income in the coming years and, together with our high overall occupancy, to exercise patience in signing new leases.

In Australasia, average in-place rents in our portfolio are $49.11 per square foot, which represents a 7% discount to market rents. The occupancy rate across the portfolio remains high at 98% and the weighted average lease term is approximately six years. Leases in Australia typically include annual escalations, with the result that in-place lease rates tend to increase along with long-term increases in market rents.

Office Development

During the quarter, we sold the second phase of Bay Adelaide Centre project in Toronto, which is currently under construction, to our 83% owned subsidiary Brookfield Canada Office Properties, on an “as-if-completed-and-stabilized basis.” The project is currently 60% leased with expected completion in late 2015. We have commenced development of Brookfield Place Tower 2 in Perth with tenant pre-commitments for approximately 40% of the 16-level, 366,000 square feet premium office tower and our 2.4 million square feet office development project in downtown Calgary to be named “Brookfield Place – Calgary.” The east tower development has signed 1.0 million of its 1.4 million square feet with an anchor tenant. In January, we commenced construction of the platform for the Manhattan West development site on Ninth Avenue between West 31st and West 33rd Streets in New York City. Construction is expected to be completed in 2014, positioning the project to receive tenants in 2016. We recently acquired an adjacent property to further expand this important development initiative.

With the exception of Manhattan West in New York, Bay Adelaide East in Toronto, Brookfield Place Tower 2 in Perth, Brookfield Place – Calgary and Giroflex towers in São Paulo, all of our development sites are in their planning stages. We will seek to monetize these sites through development only when we meet our risk-adjusted return hurdles and when we achieve our pre-leasing targets.

Retail Properties

Retail FFO of $50 million consists of $59 million (2012 – $58 million) from our share of GGP’s FFO, $13 million of disposition losses (2012 – $27 million) on the sale of non-core assets, and a $4 million contribution (2012 – $10 million) from other operations, including Rouse Properties.

30    BROOKFIELD ASSET MANAGEMENT

GGP reported 22.5% growth in its U.S. GAAP company FFO, which reflects increases in both net rents and occupancy as well as lower financing costs. Initial rental rates for leases commencing in 2013 on a suite-to-suite basis increased by 12.2% or $6.88 per square foot, to $63.32 per square foot when compared to the rental rate for expiring leases. Tenant sales were $562 per square foot on a trailing 12-month basis, representing a 3.8% increase on a comparable basis. These increases were offset by our lower percentage interests in GGP, as this investment is held through BPY.

The remaining FFO excluding gains of $4 million includes the results of Rouse Properties, returns from the capital invested in our Brazilian retail property fund and direct interests in Australian retail properties.

GGP’s mall leased percentage was 96.6% at quarter end, an increase of 110 basis points from September 30, 2012.

GGP issued $1.7 billion of mortgage notes during the quarter at a weighted average interest rate of 3.99% and average term of 9.4 years. The average interest rate of the original loans was 5.32% and the remaining term to maturity was 2.8 years. The transactions generated approximately $239 million of incremental proceeds. In addition, GGP amended its corporate credit facility to extend the maturity to October 2018. The spread to LIBOR was reduced by 50 to 75 basis points across the leverage grid and the unused facility fee was reduced to 20 basis points.

Subsequent to quarter end, we reorganized the consortium that acquired our U.S. shopping mall business, enabling BPY to invest a further $1.4 billion into GGP, and as a result, now owns 32% of GGP on a fully diluted basis. Along with select institutional clients who retained their GGP investment with us, we own 40% on a diluted basis. The transaction was completed through a $1.4 billion private placement in BPY, with BPY using the proceeds to acquire GGP shares. The private placement was funded by $1 billion from Brookfield and $435 million from two of our sovereign wealth fund clients.

Valuation Items

Valuation gains of $40 million include $22 million and $11 million of appraisal gains from GGP and Rouse, respectively, partially offset by valuation losses on investment properties within Brazil. Valuation gains were higher in the prior year primarily due to an increased level of appraisal gains recorded within GGP’s investment property portfolio.

The blended capitalization rate utilized on our U.S. portfolio on a direct capitalization method was approximately 5.5% (2012 – 5.7%).

Our Brazilian portfolio was valued on a discounted cash flow basis using a discount rate of 9.0% (2012 – 8.5%), a terminal capitalization rate of 7.2% (2012 – 7.2%) and an investment horizon of 10 years (2012 – 10 years).

Leasing Profile

					Expiring Leases (000’s sq. ft.)
AS AT SEP. 30, 2013	% Leased[2]	Average Term	Net Rental Area	Currently Available	2013	2014	2015	2016	2017	2018	2019 & Beyond
United States[1]	95.5%	6.0	60,077	2,725	929	6,827	6,373	6,169	6,023	5,965	25,066
Brazil	95.8%	6.8	2,848	121	464	329	434	278	305	175	742
Australasia	97.2%	2.9	1,101	31	32	45	9	604	342	13	25

Total/Average	95.5%	6.0	64,026	2,877	1,425	7,201	6,816	7,051	6,670	6,153	25,833

Percentage of total			100.0%	4.5%	2.2%	11.2%	10.6%	11.0%	10.4%	9.6%	40.4%

As at December 31, 2012				4.8%	10.7%	9.9%	9.8%	10.3%	10.3%	8.0%	35.8%

1.	Represents regional malls only and excludes leases on traditional anchor stores and specialty leasing license agreements
2.	Occupancy was 95.1% at December 31, 2012 with the following breakdown by geography: United States 95.0%, Brazil 94.7% and Australasia 98.2%

GGP has redevelopment activities under construction totalling approximately $437 million of capital investment (at share), encompassing 54 properties including Ala Moana, Fashion Show, Glendale Galleria, and The Woodlands.

Multifamily, Industrial & Other

Multifamily, industrial and other property assets are held primarily through funds with committed capital of $7 billion, including $4.9 billion from clients and $2.1 billion from ourselves, of which $3.2 billion is currently invested. One of our early funds is fully invested and we have been selling properties, while we are actively investing the capital in the two more recent funds.

Our net invested capital in these funds is $933 million (December 31, 2012 – $672 million) and our share of the underlying FFO for the third quarter was $41 million (2012 – $25 million) reflecting a higher amount of portfolio disposition gains within these funds. Net invested capital grew within this segment due to several recent acquisitions, including EZW Gazeley Limited within our industrial portfolio and Ginkgo Residential Trust within our multifamily portfolio. Subsequent to quarter end, we have acquired Industrial Developments International Inc. (“IDI”), creating one of the largest global industrial platforms. IDI owns and operates 75 high quality industrial distribution facilities totalling 27 million square feet in 12 states. We fully expect continued investment and FFO growth within this segment in future periods.

Q3 2013 INTERIM REPORT  31

RENEWABLE POWER

Overview

We own a 65% interest in Brookfield Renewable Energy Partners L.P. (“Brookfield Renewable” or “BREP”), which is our flagship listed entity in the renewable power sector. BREP is listed on both the NYSE and TSX and had a market capitalization of $7.1 billion at September 30, 2013. BREP operates renewable power facilities and owns them both directly as well as through joint ventures and institutional infrastructure funds that we manage. In addition to our role as the manager of BREP, we purchase a portion of BREP’s power pursuant to long-term contracts at predetermined prices, providing a stable revenue profile for unitholders of BREP and providing us with continued participation in future increases (or decreases) in power prices.

The following table summarizes the operating results and financial profile of our renewable power operations by operating region:

	United States		Canada		Brazil		Corporate/ Unallocated		Total Segment
AS AT SEP. 30, 2013 AND DEC. 31, 2012 AND FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Segment financial results
Revenues	$193	$68	$120	$71	$71	$83	$–	$–	$384	$222
Segment operating income	126	17	81	35	46	53	–	–	253	105
Funds from operations	31	(15)	30	1	20	27	(20)	(19)	61	(6)

Valuation items	(55)	(72)	(10)	(60)	(23)	5	–	–	(88)	(127)
Segment financial position
Segment assets	$8,250	$6,964	$7,423	$7,405	$2,499	$2,775	$(3,191)	$(2,841)	$14,981	$14,303
Common equity by segment	2,130	1,877	2,519	2,939	1,308	1,505	(1,382)	(1,345)	4,575	4,976

Generation[1]
Total	2,671	1,066	1,589	1,037	894	868	–	–	5,154	2,971
Long-term average[2]	2,384	1,614	1,682	1,567	894	868	–	–	4,960	4,049
Existing facilities[3]	1,793	904	1,588	976	839	868	–	–	4,220	2,748

1.	Gigawatt hours of electricity production
2.	Expected annualized generation based on engineering studies and historical results
3.	Generation by facilities owned and operated throughout both reporting periods

Operating Results

FFO increased by $63 million year-over-year to $61 million, as hydroelectric and wind generation returned to levels that were consistent with long-term average levels compared to significantly below average levels in the prior year. FFO also reflected increased spot market pricing in uncontracted regions and the contribution from newly acquired and commissioned assets. This was partially offset by a decrease in our ownership of BREP, following the sale of a 3% interest in the first quarter of 2013. FFO in the current quarter also includes a $4 million disposition gain on the partial sale of a U.S. hydroelectric asset.

Generation increased by 2,183 gigawatt hours or 73% compared to the 2012 quarter and was 4% above long-term average. Facilities acquired or commissioned contributed 934 gigawatt hours of production and $58 million of revenues. Generation from existing facilities was consistent with long-term averages, compared to a 32% shortfall in the 2012 quarter, resulting in an increase in generation and revenues of 1,472 gigawatt hours and $120 million, respectively.

The increase in generation from existing facilities increased FFO by $56 million after taking into consideration direct costs, financing and non-controlling interests. Facilities acquired or commissioned contributed an additional $9 million of FFO relative to the prior year. We estimate that FFO would have been $6 million lower during the 2013 quarter and $53 million higher during the 2012 quarter had we achieved long-term average generation in both periods, all other factors (i.e. pricing, capitalization etc.) being equal.

Improved pricing increased both revenues and FFO by $13 million. This reflects improved short-term pricing in New England and New York markets, due to strong demand and the impact of lower reserve generation from the retirement of coal facilities in those markets.

Lower exchange rates during the quarter, particularly the Brazilian real, reduced revenues, operating income and FFO by $11 million, $7 million and $3 million, respectively.

32    BROOKFIELD ASSET MANAGEMENT

Valuation items in quarter primarily consists of depreciation and mark-to-market adjustments on power sales contracts. We recognized $81 million of depreciation in the current quarter, an increase of $6 million compared to the prior year. Net valuation items were negative $88 million, compared to negative $127 million in the prior year. We recorded positive valuation adjustments to long-term power sale agreements primarily due to declining power prices in Ontario offsetting the increase in prices in New York. We recorded a $31 million mark-to-market loss on short-term commodity contracts that are used to mitigate our exposure to spot market pricing.

Valuation decreases in the prior quarter reflected the impact of lower spot prices on the value of shorter-term contracts to sell energy, and a decline in interest rates resulting in a lower value of financial contracts.

The following table provides further analysis of segment operating income which, for this purpose, includes equity accounted FFO and excludes investment income:

	2013				2012
FOR THE THREE MONTHS ENDED SEP. 30 (GIGAWATT HOURS AND $ MILLIONS)	Production (GWh)	Realized Revenues[1]	Direct Costs	Segment Operating Income[2]	Production (GWh)	Realized Revenues[1]	Direct Costs	Segment Operating Income
Hydroelectric	4,538	$322	$108	$214	2,462	$166	$85	$81
Wind energy	441	52	20	32	301	35	18	17
Co-generation	175	14	10	4	208	6	4	2

Segment operating income	5,154	$388	$138	$250	2,971	$207	$107	$100

Per Megawatt hour (MWh)
Total generation		$75	$27	$49		$70	$36	$34
Hydroelectric generation		$71	$24	$47		$67	$35	$33

1.	Includes equity accounted FFO of $7 million (2012 – $3 million) and excludes investment income of $3 million (2012 – $5 million) that is also included in net operating income
2.	Excludes $4 million of disposition gains

Segment operating income excluding disposition gains increased by $150 million from 2012, primarily driven by a $106 million increase in revenue on a same store basis, from increased generation, and a $36 million contribution from newly acquired or commissioned assets. Foreign currency revaluation decreased revenues and costs from our Brazilian assets by $7 million in aggregate. Direct costs are largely fixed and therefore do not change to the same extent as revenues when generation changes; increases reflect the addition of newly acquired and commissioned facilities to the portfolio.

Realized prices on a per MWh basis increased to $75 year-over-year on a total portfolio basis, which represents an increase from $67 to $71 for the hydroelectric portfolio. The decline in hydroelectric prices is due to the acquisition of facilities with shorter-term low priced contracts that we intend to recontract over time as prices recover.

Operating costs per MWh were $27 and $36 in the 2013 and 2012 quarters, respectively on a total portfolio basis. Direct costs are largely fixed and therefore increases in generation on existing facilities will reduce costs on a per unit basis, as was the case in the current quarter. Direct costs increased in aggregate as a result of costs incurred on newly acquired assets.

Segment Financial Position

Segment assets increased by approximately $0.7 billion in total, which includes a $1.3 billion increase in the U.S. primarily as a result of acquisitions of hydroelectric and wind energy assets in the first quarter of 2013, partially offset by depreciation and foreign currency revaluation.

Common equity by segment declined by $0.4 billion, primarily from the sale of units of Brookfield Renewable by us during the first quarter and foreign currency revaluation.

Contract Profile

We have contracted 71% and 66% of our long-term average generation for the balance of 2013 and 2014, respectively. Approximately 67% of 2013 expected generation is hedged with long-term contracts that have an average term of 11.5 years, while 4% of our revenue for 2013 is hedged with shorter-term financial contracts.

Almost all of Brookfield Renewable’s generation in Brazil is sold under power sales agreements, as is all of the wind energy in North America. Our wholly-owned energy marketing group has entered into purchase agreements and price guarantees with Brookfield Renewable that fix the prices for most of the North American hydroelectric generation that is not already sold under a long-term contract. A large portion of these arrangements are offset by us with long-term contracts. Our primary residual exposure to price fluctuations relates to approximately 5,000 GWh of annual generation that we have committed to purchase from Brookfield Renewable at an average price of $73 per MWh for which we have no offsetting long-term sales agreements.

Q3 2013 INTERIM REPORT  33

We acquired 1,969 GWh (2012 – 1,148 GWh) from BREP during the quarter at $74 per MWh (2012 – $71 per MWh). This resulted in us realizing a loss of $13 million in FFO, consistent with the prior year. Uncontracted prices increased to $52 per MWh during the quarter, 24% higher than the prior year. This compares favourably to the average spot price of $40 per MWh during the quarter; representing a 30% premium, which is achieved through timing of generation to coincide with higher prices and the sale of ancillary products such as capacity. The larger negative price margins in the prior year was offset by lower volumes in that period.

We estimate that a $10 per MWh negative variance results in an approximate $18 million decrease in FFO based on our 65% ownership of Brookfield Renewable, because we recover our proportionate share of any negative variance through our ownership interest. On the other hand, we will record annual FFO increases of $50 million for every $10 per MWh of positive variance from the contracted price, which we believe will add significant value over the longer term as demand and prices for renewable hydroelectric generation increase.

The following table profiles our contracts over the next five years for generation from our existing facilities, assuming long-term average hydrology:

	Balance of	Years Ended December 31
	2013	2014	2015	2016	2017
Generation (GWh)
Contracted
Power sales agreements
Hydro	2,821	10,691	9,066	8,773	8,131
Wind	603	2,490	2,490	2,489	2,489
Gas and other	100	134	–	–	–

	3,524	13,315	11,556	11,262	10,620
Financial contracts	229	876	2,847	–	–

Total contracted	3,753	14,191	14,403	11,262	10,620
Uncontracted	1,540	7,365	7,036	10,150	10,792

Long-term average generation	5,293	21,556	21,439	21,412	21,412

Contracted generation – as at September 30, 2013
% of total generation	71%	66%	67%	53%	50%
Price (per MWh)	$81	$84	$81	$93	$92

The average contracted price fluctuates from period to period as existing contracts expire and we enter into new contracts, and as a result of changes in currency exchange rates for contracts in Brazil and Canada.

We acquired facilities during the last twelve months with estimated long-term average generation of 3,400 gigawatt hours, approximately half of which is sold under contract at what we consider to be low prices that can be exceeded in the near term markets. These contracts terminate during 2014, resulting in a decrease in the proportion of contracted generation; however, we are confident that we can ultimately secure much longer term contracts at higher prices.

The decrease in the amount of annual generation contracted under long-term power sales agreements prior to 2017 also reflects the expiry of contracts in Brazil. Power prices continue to rise in Brazil as the need for new supply to meet growing demand has put consistent upward pressure on energy prices. Accordingly, we are pursuing long-term price contracts at attractive favourable rates.

We continue to pursue opportunities to secure long-term contracts at pricing that reflects the favourable renewable characteristics of our energy production in North America.

34    BROOKFIELD ASSET MANAGEMENT

INFRASTRUCTURE

Overview

We own a 28% interest in Brookfield Infrastructure Partners L.P. (“BIP”), our flagship listed infrastructure entity. BIP is listed on the New York and Toronto stock exchanges and had a market capitalization of approximately $8 billion at September 30, 2013. BIP owns a number of infrastructure businesses directly as well as through private funds and joint ventures that we manage. We also hold direct interests in our sustainable resources businesses, which include our timber funds and our agriculture business. Our infrastructure private funds have $6.2 billion of invested capital and $8.6 billion of uninvested capital commitments. Brookfield’s share of the invested capital and uninvested capital are $1.9 billion and $3.0 billion, respectively.

In July 2013, we sold our Pacific Northwest timberlands which we held both directly and through BIP for $2.65 billion of gross proceeds, recording a disposition gain of $265 million, our share being $163 million. Our direct share of the net proceeds was $600 million and BIP received $470 million for its 30% interest. Following the completion of the sale, BIP holds all of our utilities and transport and energy investments. The remaining interests in our sustainable resources businesses are held directly by Brookfield.

In September 2013, BIP along with our institutional clients invested an additional $0.7 billion into our Brazilian toll road operations, increasing BIP’s ownership of those operations from 15% to 31%.

The following table sets out the operating performance of our infrastructure segment by business line as well as its financial position:

	Utilities		Transport and Energy		Sustainable Resources		Corporate / Unallocated		Total Segment
AS AT SEP. 30, 2013 AND DEC. 31, 2012 AND FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Segment financial results
Revenues	$222	$213	$214	$144	$66	$138	$1	$14	$503	$509
Segment operating income	170	163	162	85	294	41	(1)	14	625	303
Funds from operations	29	30	26	16	172	7	(11)	(9)	216	44

Valuation items	(9)	(5)	(15)	(16)	1	(1)	(5)	(1)	(28)	(23)
Segment financial position
Segment assets	$4,715	$4,707	$5,005	$5,254	$1,166	$4,729	$423	$20	$11,309	$14,710
Investments	1,162	1,122	2,079	1,384	6	9	16	20	3,263	2,535
Common equity by segment	593	593	941	935	564	1,290	(97)	(247)	2,001	2,571

Operating Results

We own virtually all of our infrastructure businesses through BIP and partially owned funds, therefore the majority of the revenues and operating income accrue to non-controlling interest as opposed to FFO, and is also reduced by interest expense on the debt financing associated with the acquired businesses.

Platform revenues were $503 million, representing a 1% decrease from the prior year. Our business continues to benefit from meaningful revenue increases in our utilities and transport and energy businesses, primarily reflecting the contribution from our recently expanded UK regulated distribution business, higher volumes following the completion of a major expansion of our Australian rail lines and the acquisition of our South American toll road businesses. These positive contributions were offset by a decline in revenues in our sustainable resources businesses following the sale of our Pacific Northwest timberlands.

Segment operating income increased by $322 million to $625 million, primarily reflecting the total gain of $265 million recorded on the sale of the Pacific Northwest timberlands. Excluding this gain, segment operating income increased by $57 million, or 19% reflecting the impact of the high margin, expanded utilities and transport businesses noted above.

FFO excluding disposition gains was $53 million, a 20% increase over the prior year, and benefitted from a full quarter’s contribution from our Australian rail expansion and the contribution from our recently acquired toll roads.

Valuation Items

We recorded net valuation charges of $28 million compared to $23 million in 2012, which primarily relate to depreciation and valuation losses on currency, inflation, and interest rate contracts put in place to protect asset values and cost of capital during each period. The assets associated with the deprecation and financial contracts are revalued at year end.

Q3 2013 INTERIM REPORT  35

Financial Position

Common equity decreased by $570 million, reflecting a reduced investment in our direct operations following the sale of our Pacific Northwest timberlands as well as unfavourable currency revaluation of non-U.S. dollar investments. This was partially offset by our participation of $95 million in BIP’s second quarter equity offering.

During the year, BIP has been focused on several initiatives to further strengthen its balance sheet in order to capitalize on attractive, large-scale acquisition opportunities. In addition to the sale of its interest in the Pacific Northwest timberlands, it announced a sale of its New Zealand regulated distribution business, a business that was non-core to its overall strategy, for approximately $400 million. This sale is expected to close in the fourth quarter, and at that time BIP will have access to approximately $2 billion of liquidity at the corporate level.

We also completed refinancings at a number of our operations, capitalizing on opportunities to issue long-term debt in this historically low interest rate environment. Since the beginning of year we refinanced $4 billion of debt at attractive terms. These efforts have positioned us very well going into 2014 as our business now has a well laddered debt maturity profile, with an average maturity of ten years.

Our R$665 million Brazil Agriland Fund is currently 94% invested. Our total investment, including our historical business as well as new investments through the Fund, is $407 million, and is carried at fair value under IFRS and revalued quarterly.

PRIVATE EQUITY

Our private equity operations are conducted through a series of institutional private equity funds operated under the Brookfield Capital Partners brand with total committed capital of $3.0 billion as well as direct investments in several public companies including Norbord, Western Forest Products Inc., Brookfield Residential Properties Inc. and Brookfield Incorporações S.A.

The following table sets out the operating performance of our private equity segment as well as its financial profile:

	Private Equity		Residential		Total Segment
AS AT SEP. 30, 2013 AND DEC. 31, 2012 AND FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	2013	2012	2013	2012	2013	2012
Segment financial results
Revenues	$913	$1,126	$598	$535	$1,511	$1,661
Segment operating income	714	211	60	37	774	248
Funds from operations	308	68	15	1	323	69
Valuation items	(47)	(51)	(15)	5	(62)	(46)
Segment financial position
Segment assets	$3,748	$3,583	$5,807	$5,892	$9,555	$9,475
Common equity by segment	1,221	957	1,444	1,617	2,665	2,574

FFO for the quarter was $323 million and included $245 million of disposition gains recorded on sales of our private equity investments. Excluding disposition gains, FFO was $78 million, or 11% above the 2012 amount. We continue to experience increased volumes in our industrial and wood products operations, which are benefitting from the U.S. housing recovery.

In the current quarter, we invested $321 million into two energy and related services operations, which are held in our follow-on Brookfield Capital Partners III private fund.

Private Equity

We operate four institutional private equity funds with total invested capital of $1.5 billion and uninvested capital commitments of $1.5 billion. Brookfield’s share of the invested and additional commitments is $0.6 billion and $0.6 billion, respectively. We also directly own a number of investments that are outside the mandates of our private equity funds or other operating entities.

The private equity fund portfolios include 12 investments in a diverse range of industries. Our average investment is $43 million and our largest single exposure is $100 million using IFRS values or $207 million, based on stock market prices. We concentrate our investing activities on businesses with tangible assets and cash flow streams in order to better protect our capital.

Our largest direct investment is a 52% interest in Norbord, which is one of the world’s largest producers of oriented strand board. The market value of our investment in Norbord at September 30, 2013 was $811 million, based on stock market prices, compared to our carrying value of $259 million.

The results of our private equity activities are shown in the following table. Our share of FFO from private equity investments increased to $62 million from $56 million in 2012, prior to disposition gains and the contribution from disposed assets in the current and prior year.

36    BROOKFIELD ASSET MANAGEMENT

	Carrying Values		Revenues		Funds from Operations
AS AT SEP. 30, 2013 AND DEC. 31, 2012 AND FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	2013	2012	2013	2012	2013	2012
Industrial and forest products	$617	$679	$777	$738	$48	$45
Energy and related services	564	224	56	44	6	9
Business services and other	40	142	36	30	8	2

	1,221	1,045	869	812	62	56
Assets disposed	–	(88)	44	314	1	12
Disposition gains	–	–	–	–	245	–

	$1,221	$957	$913	$1,126	$308	$68

Revenue increased by $57 million to $869 million. The increase is principally due to higher overall pricing and volumes within businesses which are benefitting from the U.S. housing recovery; however, OSB prices decreased relative to the prior quarter and the second quarter of 2013 in our panel board operations. This led to an increase in FFO from our industrial and forest products of $9 million, after considering a $6 million reduction in FFO from our panel board operations.

In July 2013, we sold our interest in a pulp and paper business achieving a 70% IRR and a 10x multiple on our capital. We received $200 million of cash proceeds and recognized a $200 million disposition gain in FFO. During the quarter, we sold a portion of our investment in Western Forest Products for proceeds of approximately $150 million and recorded a $45 million monetization gain in FFO. This decreased our interest in Western Forest Products from 68% to 53%.

Residential

Our residential operations are conducted primarily through two public vehicles: Brookfield Residential Properties Inc. (“Brookfield Residential”) and Brookfield Incorporações S.A. (“BISA”). We also have residential operations in Australia which we are continuing to wind down.

Our residential businesses are carried primarily at historical cost, or the lower of cost and market, notwithstanding the length of time that some of our assets have been held and the value created through the process.

Our North American business is conducted through Brookfield Residential. We hold approximately 65% of Brookfield Residential which is listed on the New York and Toronto stock exchanges. We are active in 11 principal markets located primarily in Alberta, Ontario, California, Denver, Austin, Phoenix and Washington, D.C. area, and control over 100,000 lots in these markets. Our major focus is on entitling and developing land for building homes or for the sale of lots to other builders.

Our Brazilian business is conducted through BISA. We hold approximately 45% of BISA which is listed on the principal stock exchange in Brazil. BISA is one of the leading developers in Brazil’s real estate industry. These operations include land acquisition and development, construction, and sales and marketing of a broad range of “for sale” residential and commercial office units, with a primary focus on middle income residential. The operations are conducted in Brazil’s main metropolitan areas, including São Paulo, Rio de Janeiro, the Brasilia Federal District, Curitiba and Campinas, which collectively account for the majority of the Brazilian real estate market.

The following table sets out the operating results and financial profile of our residential activities:

	North America		Brazil		Australia		Total
AS AT SEP. 30, 2013 AND DEC. 31, 2012 AND FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	2013	2012	2013	2012	2013	2012	2013	2012
Segment financial results
Revenues	$333	$245	$251	$269	$14	$21	$598	$535
Segment operating income	61	35	(3)	2	2	–	60	37
Funds from operations	30	11	(15)	(6)	–	(4)	15	1
Valuation items	(1)	3	(13)	3	(1)	(1)	(15)	5
Segment financial position
Segment assets	$2,731	$2,219	$2,825	$3,340	$251	$333	$5,807	$5,892
Common equity by segment	932	913	333	482	179	222	1,444	1,617

Our North American operations are demonstrating strong growth and are experiencing increasing demand and supply constraints in our major markets. We continue to experience strong operational performance and ended the quarter with significantly higher backlog and net new home orders when compared to the same period last year.

Q3 2013 INTERIM REPORT  37

We delivered 625 homes and 463 lots during the quarter, compared to 490 and 386, respectively, in 2012, resulting in revenues of $333 million compared to $245 million in 2012. The gross margin on our Canadian operations was 36% compared to 35% in 2012, reflecting increased margins on housing operations in the current quarter. Margins in our U.S. operations continue to expand as a result of increased pricing and product mix.

Our Brazilian operations delivered 11 projects during the quarter and recognized R$385.7 million of revenue for the three months ended September 30, 2013. Launched projects and contracted sales during the third quarter were R$40.0 million and R$673.4 million compared to R$615 million and R$716 million, respectively, in the prior year. Our Brazilian markets continue to experience margin pressure and short-term cost increases, as a result from years of expansion creating excess supply, and as a result, FFO was a loss of $15 million in the current quarter, a reduction of $9 million compared to the prior year. We have rationalized our operations and focusing on key markets which we believe will result in favourable margins going forward.

38    BROOKFIELD ASSET MANAGEMENT

PART 4 – CAPITALIZATION AND LIQUIDITY

CAPITALIZATION

The following table presents our debt to capitalization on a corporate (i.e., deconsolidated), proportionally consolidated and consolidated basis.

	Corporate		Proportionate		Consolidated
AS AT SEP. 30, 2013 AND DEC. 31, 2012 (MILLIONS)	2013	2012	2013	2012	2013	2012
Corporate borrowings	$3,848	$3,526	$3,848	$3,526	$3,848	$3,526
Non-recourse borrowings
Property-specific mortgages	–	–	19,707	21,794	33,329	33,720
Subsidiary borrowings[1]	–	1,130	3,817	4,928	7,233	7,585

	3,848	4,656	27,372	30,248	44,410	44,831

Accounts payable and other	917	1,199	6,021	7,175	10,611	11,652
Deferred tax liabilities	–	–	3,860	3,753	6,180	6,425
Capital securities	168	325	485	758	812	1,191
Interests of others in consolidated funds	–	–	–	–	483	425
Equity
Non-controlling interests	–	–	–	–	25,153	23,287
Preferred equity	3,098	2,901	3,098	2,901	3,098	2,901
Common equity	17,373	18,150	17,373	18,150	17,373	18,150

	20,471	21,051	20,471	21,051	45,624	44,338

Total capitalization	$25,404	$27,231	$58,209	$62,985	$108,120	$108,862

1.	Interest rate swap contract settled in August 2013 eliminating corporate subsidiary borrowings (December 31, 2012 – $1,130 million) and reducing accounts payable by $257 million from year end

Consolidated Capitalization

Consolidated capitalization reflects the full consolidation of partially-owned entities, notwithstanding that our capital exposure to these entities is limited in almost all cases to our invested capital.

We note that in many cases our consolidated capitalization includes 100% of the debt of the consolidated entities, even though in most cases we only own a portion of the entity and therefore our pro rata exposure to this debt is much lower. In other cases, this basis of presentation excludes some or all of the debt of partially owned entities that are equity accounted or proportionately consolidated, such as our investment in General Growth Properties and several of our infrastructure businesses.

There was no substantial change in aggregate consolidated borrowings as the assumption of non-recourse borrowings relating to newly acquired assets and businesses was offset by the elimination of borrowings following the disposition of assets, including our Pacific Northwest timberlands, non-core property assets and certain private equity businesses.

Corporate Capitalization

Our corporate (deconsolidated) capitalization shows the amount of debt that is recourse to the corporation, and the extent to which it is supported by our invested capital and remitted cash flows.

We settled a long dated interest rate contract through an one-time payment of $905 million, reducing our corporate subsidiary borrowings by $1,130 million (June 30, 2013 – $1,206 million) and accounts payable and other by $257 million (June 30, 2013 – $213 million). The payment was funded through a $425 million term debt issuance and proceeds from asset sales such that borrowings on a corporate basis declined by $800 million.

The average term to maturity of our corporate debt is eight years.

Q3 2013 INTERIM REPORT  39

Proportionate Capitalization

Proportionate capitalization, which reflects our proportionate interest in the liabilities of underlying entities, depicts the manner in which our underlying assets are financed, which is an important component of enhancing shareholder returns. We believe our leverage on this basis is appropriate given the high quality of the assets, the stability of the associated cash flows and the level of financings that assets of this nature typically support, as well as our overall liquidity profile.

Corporate Borrowings

	Average Term		Maturity
AS AT SEP. 30, 2013 (MILLIONS)	2013	2012	2013	2014	2015	2016 & After	Total
Commercial paper and bank borrowings	5	4	$–	$–	$–	$544	$544
Term debt	9	9	75	25	–	3,204	3,304

	8	8	$75	$25	$–	$3,748	$3,848

We continue to manage our corporate cost of capital and maturity profile actively, and over the last twelve months we have refinanced $575 million of corporate term debentures increasing our notional amount of term debt by $70 million and decreasing our average coupon by 90 basis points to 5.2%.

Commercial paper and bank borrowings represent shorter-term borrowings pursuant to, or backed by, $2.1 billion of committed revolving term credit facilities of which $1.8 billion have a five-year term and the remaining $300 million have a four-year term. As at September 30, 2013, approximately $175 million (December 31, 2012 – $253 million) of the facilities were utilized for letters of credit issued to support various business initiatives.

Term debt consists of public bonds and private placements, all of which are fixed rate and have maturities ranging from 2013 until 2035. These financings provide an important source of long-term capital and an appropriate match to our long-term asset profile.

The average interest rate on our corporate borrowings was 4.6% at September 30, 2013 (December 31, 2012 – 4.7%).

On October 22, 2013, we issued C$200 million of term debenture due in 2024 with an effective yield of 4.98%.

Non-controlling Interests

The issuance of non-participating equity interests represents the issuance preferred shares by consolidate subsidiaries.

Non-controlling interests represents the interest of investors in the net assets of consolidated entities and are primarily comprised of two components: participating equity interests, and non-participating preferred equity issued by subsidiaries.

Non-controlling interests increased by $1.9 billion, primarily as a result of a $906 million special distribution to our shareholders, $1.6 billion of net income attributable to non-controlling interests, offset by $633 million of distributions. Other changes include the issuance of partnership equity to investors in property funds to finance acquisitions and the sale by us of units in Brookfield Renewable Energy Partners as well as foreign currency revaluation of non-U.S. dollar subsidiaries. These amounts were partially offset by the sale of our Pacific Northwest timberlands within our infrastructure operations.

40    BROOKFIELD ASSET MANAGEMENT

Non-controlling interests are shown in the table below:

AS AT SEP. 30, 2013 AND DEC. 31, 2012 (MILLIONS)	2013	2012	Change
Participating equity interests
Property
Brookfield Property Partners L.P.[1]	$912	$–	$912
Subsidiaries
Brookfield Office Properties Inc.[1]	5,301	5,093	208
Private funds and other	4,823	4,128	695
Other	184	363	(179)
Renewable power
Brookfield Renewable Energy Partners L.P.[1]	2,056	2,030	26
Private funds and other	1,188	1,022	166
Infrastructure
Brookfield Infrastructure Partners L.P.[1]	3,615	3,592	23
Private funds and other	1,861	2,566	(705)
Other	100	104	(4)
Private equity and other
Brookfield Incorporações S.A.[1]	555	727	(172)
Brookfield Residential Properties Inc.[1]	469	427	42
Other	1,356	983	373

	22,420	21,035	1,385
Non-participating interests
Brookfield Office Properties Inc.	1,542	1,345	197
Brookfield Renewable Energy Partners L.P.	821	500	321
Other	370	407	(37)

	2,733	2,252	481

	$25,153	$23,287	$1,866

1.	Non-controlling interests in deconsolidated capitalization of the listed issuer shown separately from non-controlling interest in entities consolidated by the listed issuers

Common Equity

Issued and Outstanding Shares

Changes in the number of issued and outstanding Class A Limited Voting Shares during the quarter were as follows:

	Three Months Ended		Nine Months Ended
FOR THE PERIOD ENDED SEP. 30 (MILLIONS)	2013	2012	2013	2012
Outstanding at beginning of period	615.4	618.6	619.6	619.3
Issued (repurchased)
Repurchases	(2.4)	(0.3)	(8.6)	(2.6)
Management share option plan	0.3	0.5	2.2	1.9
Dividend reinvestment plan	–	–	0.1	0.2

Outstanding at end of period	613.3	618.8	613.3	618.8
Unexercised options	37.5	31.5	37.5	31.5

Total diluted shares at end of period	650.8	650.3	650.8	650.3

The company holds 9.6 million Class A Limited Voting Shares (December 31, 2012 – 5.5 million) in Escrowed Share Plan subsidiaries which form part of our management long-term share ownership programs. These have been deducted from the total amount of shares outstanding. We repurchased $2.4 million Class A Limited Voting Shares during the quarter through our normal course issuer bid for $84 million.

Q3 2013 INTERIM REPORT  41

The cash value of our unexercised options was $956 million at September 30, 2013 (December 31, 2012 – $912 million).

As of November 8, 2013, the Corporation had outstanding 613,466,390 Class A Limited Voting Shares and 85,120 Class B Limited Voting Shares.

Basic and Diluted Earnings Per Share

The components of basic and diluted earnings per share are summarized in the following table:

	Three Months Ended		Nine Months Ended
FOR THE PERIOD ENDED SEP. 30 (MILLIONS)	2013	2012	2013	2012
Net income	$813	$334	$1,403	$888
Preferred share dividends	(37)	(32)	(109)	(94)

	776	302	1,294	794
Capital securities dividends[1]	2	6	11	21

Net income available for shareholders	$778	$308	$1,305	$815

Weighted average shares	614.4	618.7	616.5	618.8
Dilutive effect of the conversion of options using treasury stock method[2]	11.6	12.6	12.7	11.7
Dilutive effect of the conversion of capital securities[1,3]	5.3	13.9	8.7	19.8

Shares and share equivalents	631.3	645.2	637.9	650.3

1.

Subject to the approval of the Toronto Stock Exchange, the Series 10,11,12 and 21 shares, unless redeemed by the company for cash, are convertible into Class A Limited Voting shares at a price equal to the greater of C$2.00 or 95% at the market price at the time of conversion at the option of either the company or the holder. The Series 10,11 and 21 shares were redeemed on April 5, 2012, October 1, 2012, and July 2, 2013, respectively

2.	Includes impact Management Share Option Plan and Escrowed Stock Plan
3.	The number of shares is based on 95% of the quoted market price at period end

LIQUIDITY

Overview

Our principal sources of short-term liquidity are cash and financial assets together with undrawn committed credit facilities, which we refer to collectively as core liquidity. As at September 30, 2013, core liquidity at the corporate level was $2.4 billion, consisting of $1.0 billion in net cash and financial assets and $1.4 billion in undrawn credit facilities. Aggregate core liquidity was $5.9 billion at the end of the third quarter, $1.8 billion higher than at the end of 2012, which includes the core liquidity of our principal subsidiaries, which consist for these purposes of Brookfield Property Partners L.P., Brookfield Office Properties Inc., Brookfield Renewable Energy Partners L.P. and Brookfield Infrastructure Partners L.P. The majority of the capital deployed by us towards these asset classes is funded by these entities, and, accordingly, we include the resources of these entities in assessing our liquidity. We continue to maintain elevated liquidity levels because we continue to pursue a number of attractive investment opportunities.

The following table presents core liquidity on a corporate and consolidated basis:

AS AT SEP. 30, 2013 AND DEC. 31, 2012 (MILLIONS)	Corporate		Principal Subsidiaries[1]		Total
	2013	2012	2013	2012	2013	2012
Cash and financial assets, net	$990	$1,133	$986	$497	$1,976	$1,630
Undrawn committed credit facilities	1,405	1,154	2,567	1,364	3,972	2,518

	$2,395	$2,287	$3,553	$1,861	$5,948	$4,148

1.	Includes Brookfield Property Partners L.P., Brookfield Office Properties Inc., Brookfield Renewable Energy Partners L.P. and Brookfield Infrastructure Partners L.P.

When assessing total liquidity available for capital expenditures, we include both core liquidity as well as the amount of third party “dry powder” that has been committed to us by our private fund institutional partners. The amount of capital committed by institutional partners to our private funds that is available for investment totalled $9.8 billion at September 30, 2013, bringing total liquidity to $15.7 billion.

42    BROOKFIELD ASSET MANAGEMENT

Cash and Financial Assets

We maintain a portfolio of financial assets to provide us with an alternate source of liquidity and with the objective of generating favourable investment returns.

	Carrying Values		Funds from Operations
AS AT SEP. 30, 2013 AND DEC. 31, 2012 AND FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	2013	2012	2013	2012
Financial assets
Government bonds	$110	$137
Corporate bonds	114	169
Other fixed income	13	19
High-yield bonds	220	192
Preferred shares	17	297
Common shares	686	690
Loans receivable/deposits	15	40

Total financial assets	1,175	1,544	$(58)	$29
Cash and cash equivalents	416	175	–	–
Deposits and other liabilities	(601)	(586)	(12)	(23)

	990	1,133	(70)	6
Gain on settlement of long dated interest rate contract	–	–	525	–

Common equity segment/FFO	$990	$1,133	$455	$6

Funds from operations includes disposition gains and realized and unrealized gains or losses on other capital markets positions, including fixed income and equity securities, credit investments, foreign currency and interest rates.

Government and corporate bonds are held for liquidity purposes, certain of which match insurance liabilities.

In addition to the carrying values of financial assets, we hold credit default swaps with a notional value of $800 million pursuant to which we have purchased protection against the reference debt instrument.

FFO was $455 million in the current quarter and included a $525 million gain on the settlement of a long dated interest rate contract, offset partially by $72 million of cumulative portfolio losses on interest rate and currency contracts.

Financing Activities and Liquidity

We issued or raised $30.7 billion of capital during the first ten months of 2013 through consolidated and equity accounted investments to finance growth activities, extend our maturity profile and supplement our liquidity as shown in the following table:

(MILLIONS)	Proceeds	Rate	Term
Borrowings
Unsecured	$4,285	3.06%	6 years
Asset specific	12,175	4.08%	8 years
Private fund capital	7,195	n/a	10 years
Equity/asset sales	5,870	n/a	n/a
Preferred share issuances	550	4.96%	n/a
Common share issuances	650	n/a	n/a

	$30,725

The refinancing activities have enabled us to extend or maintain our average maturity term at favourable rates. Approximately $7.8 billion of the asset specific financings and the $0.6 billion of preferred shares issued have fixed-rate coupons. The continued steepness in the yield curve and prepayment terms on existing debt continue to reduce the attractiveness of pre-financing a number of our future maturities; however, we are actively refinancing short-dated maturities and longer-dated maturities when the opportunities present themselves.

We have also locked in the reference rates for approximately $2.4 billion of anticipated future financings in the United States and Canada over the next three years at an average risk free rate of 2.5%. The effective rate will be approximately 3.5% at the expected time of issuance relating to the projected steepness of the yield curve during this period. This represents approximately 35% of expected issuance into the North American markets during this period.

Q3 2013 INTERIM REPORT  43

Cash Flow Summary

The following table summarizes the consolidated statement of cash flows within our consolidated financial statements:

	Three Months Ended		Nine Months Ended
FOR THE PERIOD ENDED SEP. 30 (MILLIONS)	2013	2012	2013	2012
Operating activities	$711	$389	$1,700	$555
Financing activities	(731)	506	1,151	2,122
Investing activities	558	(690)	(1,788)	(1,917)

Increase in cash and cash equivalents	$538	$205	$1,063	$760

The following narrative discusses the cash flows reflected in our consolidated financial statements, and therefore excludes activities within equity accounted investments.

Operating Activities

Cash flow from operating activities consists of net income, including the amount attributable to co-investors, and excluding non-cash items such as undistributed equity accounted income, fair value changes, depreciation and deferred income taxes and also includes changes in non-cash working capital.

In addition, cash flow from operating activities includes the net amount invested or recovered through the ongoing investment in and subsequent sale of residential land, houses and condominiums, which represented an outlay of $90 million during the third quarter of 2013 (2012 – outlay of $321 million). While we consider this to be an investment activity, it is included in operating activities because the associated assets are classified as inventory under IFRS.

Operating activities in the current quarter include the non-cash portion of gains and other income, which is comprised of a $525 million gain on settlement of the long dated interest rate swap contract and a $664 million gain on the sale of our pulp and paper business. The cash portions of these transactions are included in financing and investing activities, respectively.

Financing Activities

Financing activities reflect a utilization of $731 million of cash flow in the current quarter, whereas the prior year was a $506 million contribution. We settled long dated interest rate swap contract for $905 million, which was partially financed through a $425 million corporate term debenture issuance. In addition, we sold our Pacific Northwest timberlands business and a pulp and paper business, both of which were held within private investment funds, which lead to distributions to our institutional partners of approximately $1.1 billion. Also during the quarter we redeemed our Series 21 preference shares for approximately $140 million. Other financing activities generated $986 million of liquidity, $480 million higher than the amount generated in the same period in 2012. This is consistent with the increase in overall activity in our business as we continue to refinance debt in this lower interest rate environment.

Financing activities in the 2012 quarter include the net repayment of $270 million of borrowings, which included repayment of $670 million of corporate commercial paper and bank borrowings, primarily using proceeds from issuance of $430 million of corporate debentures and the issuance of $250 million of corporate preference shares. In addition, the prior year included the issuance of $856 million of non-controlling interests through unit issuances in our managed listed issuers and capital calls in our private funds, including a $445 million issuance from Brookfield Infrastructure Partners in which we participated on a proportionate basis.

Investing Activities

Investing activities contributed $558 million of cash flows, which primarily reflects the sale of our Pacific Northwest timberlands business, a U.S. pulp and paper business and non-core commercial properties, for net proceeds of $2.8 billion, partially offset by investing activities. We continue to invest capital in each of our platforms funding both acquisitions and development operations, including the acquisition of an additional $616 million interest in our Brazilian toll road operation within our infrastructure platform, the acquisition of 13 investment properties in our Property platform for $606 million, and an acquisition of $525 million of financial assets in our infrastructure and private equity platforms.

Investing activities in 2012 include the acquisition of investment properties for consideration of $600 million and the deployment over $130 million of capital in the expansion of our Australian rail operations.

44    BROOKFIELD ASSET MANAGEMENT

PART 5 – ADDITIONAL INFORMATION

ACCOUNTING POLICIES AND INTERNAL CONTROLS

Accounting Policies and Critical Judgments and Estimates

The preparation of financial statements in conformity with IFRS requires management to select appropriate accounting policies and to make judgments and estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

In making critical judgments and estimates, management relies on external information and observable conditions, where possible, supplemented by internal analysis as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. The estimates are impacted by, among other things, movements in interest rates and other factors, some of which are highly uncertain.

For further reference on accounting policies and critical judgments and estimates, see our significant accounting policies contained in Note 2 to the December 31, 2012 consolidated financial statements.

Adoption of Accounting Standards

i.     Consolidated Financial Statements, Joint Ventures and Disclosures

In May 2011, the IASB issued three standards: IFRS 10, Consolidated Financial Statements (“IFRS 10”), IFRS 11, Joint Arrangements (“IFRS 11”), and IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”), and amended two standards: IAS 27, Separate Financial Statements (“IAS 27”), and IAS 28, Investments in Associates and Joint Ventures (“IAS 28”). Each of the new and amended standards became effective on January 1, 2013.

IFRS 10 replaces IAS 27 and SIC-12, Consolidation-Special Purpose Entities (“SIC-12”). The consolidation requirements previously included in IAS 27 have been included in IFRS 10. IFRS 10 uses control as the single basis for consolidation, irrespective of the nature of the investee, eliminating the risks and rewards approach included in SIC-12. An investor must exercise power over the investee’s financial and operating decisions, have exposure or rights to variable returns from involvement with the investee, and the ability to use its power over the investee to affect the amount of its returns in order to conclude it controls an investee. IFRS 10 requires continuous reassessment of changes in an investor’s power over the investee and changes in the investor’s exposure or rights to variable returns.

IFRS 11 supersedes IAS 31, Interests in Joint Ventures and SIC-13, Jointly Controlled Entities – Non-Monetary Contributions by Venturers. IFRS 11 is applicable to all parties that have an interest in a joint arrangement. IFRS 11 establishes two types of joint arrangements: joint operations and joint ventures. In a joint operation, the parties to the joint arrangement have rights to the assets and obligations for the liabilities of the arrangement, and recognize their share of the assets, liabilities, revenues and expenses. In a joint venture, the parties to the arrangement have rights to the net assets of the arrangement and account for their interest using the equity method of accounting under IAS 28. IAS 28 prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures.

IFRS 12 integrates the disclosure requirements of interests in other entities and requires a parent company to disclose information about significant judgments and assumptions it has made in determining whether it has control, joint control, or significant influence over another entity, and the type of joint arrangement when the arrangement has been structured through a separate vehicle. An entity should also provide these disclosures when changes in facts and circumstances affect the entity’s conclusion during the reporting period. The disclosure requirements of IFRS 12 are applicable for interim consolidated financial statements when significant events or transactions occur during the interim period requiring such disclosure. Otherwise, the additional disclosures will be included in the company’s annual consolidated financial statements.

ii.     Employee Benefits

In September 2011, the IASB amended IAS 19, Employee Benefits (“IAS 19”) for items impacting defined benefit plans including the recognition of: actuarial gains and losses within other comprehensive income; interest on the net benefit liability (or asset) in profit and loss; and unvested past service costs in profit and loss at either the earlier of when an amendment is made or when related restructuring or termination costs are recognized.

Q3 2013 INTERIM REPORT  45

iii.     Fair Value Measurement

IFRS 13, Fair Value Measurements (“IFRS 13”) establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. The application of IFRS 13 has not materially impacted the manner in which the company measures its financial and non-financial assets and liabilities.

IFRS 13 also requires specific disclosures related to fair values used within the consolidated financial statements. The company adopted the disclosure requirements under IAS 34, Interim Financial Reporting in Note 5.

iv.     Presentation of Other Comprehensive Income

In September 2011, the IASB made amendments to IAS 1, Presentation of Financial Statements (“IAS 1”). The amendments require that items of other comprehensive income are grouped into two categories: items that may be reclassified subsequently to profit or loss and items that will not be reclassified subsequently to profit and loss. Income tax on items of other comprehensive income are required to be allocated on the same basis. The consolidated statements of comprehensive income were amended in this interim report to reflect the changes in presentation.

The following table includes select financial statement line items outlining the impact of the adoption of IFRS 10, 11 and IAS 19 on our previously reported consolidated financial statements as at January 1, 2012 and December 31, 2012 and for the three and nine month period ended September 30, 2012:

	As at December 31, 2012			As at January 1, 2012
	Previously Reported	Adjustment	Restated	Previously Reported	Adjustment	Restated
Consolidated Balance Sheets:
Sustainable resources	$3,283	$233	$3,516	$3,155	$226	$3,381
Investments	11,689	(71)	11,618	9,401	(69)	9,332
Total Assets	108,644	218	108,862	91,022	214	91,236

Property-specific mortgages	$33,648	$72	$33,720	$28,415	$72	$28,487
Equity
Non-controlling interests	23,190	97	23,287	18,516	96	18,612
Common Equity	18,160	(10)	18,150	16,743	(6)	16,737
Total Liabilities and Equity	108,644	218	108,862	91,022	214	91,236

	For the Three Months Ended September 30, 2012			For the Nine Months Ended September 30, 2012
	Previously Reported	Adjustment	Restated	Previously Reported	Adjustment	Restated
Consolidated Statement of Operations:
Total revenues and other gains	$4,644	$17	$4,661	$13,075	$50	$13,125
Net income	872	3	875	1,971	5	1,976
Net income to shareholders	334	–	334	888	–	888

Consolidated Statement of Comprehensive Income (Loss):
Other comprehensive income (loss)	$216	$(1)	$215	$(30)	$(7)	$(37)
Other comprehensive income (loss) to shareholders	59	–	59	(24)	(4)	(28)
Comprehensive income (loss)	1,088	2	1,090	1,941	(2)	1,939
Comprehensive income (loss) to shareholders	393	–	393	864	(4)	860

46    BROOKFIELD ASSET MANAGEMENT

Future Changes in Accounting Standards

Financial Instruments

IFRS 9, Financial Instruments (“IFRS 9”) was issued by the IASB on November 12, 2009 and will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. The IASB tentatively decided to defer the mandatory effective date of IFRS 9, leaving the mandatory effective date open pending the finalization of the impairment, classification and measurement requirements. The company has not yet determined the impact of IFRS 9 on its consolidated financial statements.

MANAGEMENT REPRESENTATIONS AND INTERNAL CONTROLS

Internal Control Over Financial Reporting

No changes were made in our internal control over financial reporting during the quarter ended September 30, 2013, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Declarations Under the Dutch Act of Financial Supervision

The members of the Corporate Executive Board, as defined in the Dutch Act of Financial Supervision (“Dutch Act”), as required by section 5:25d, paragraph 2, under c of the Dutch Act confirm that to the best of their knowledge:

The financial statements included in this Interim Report give a true and fair view of the assets, liabilities, financial position, and profit or loss of the Corporation and the undertakings included in the consolidation taken as whole; and

The management’s discussion and analysis included in this Interim Report includes a fair review of the information required under section 5:25d, paragraph 8 and, as far as applicable, paragraph 9 of the Dutch Act regarding the Corporation and the undertakings included in the consolidation taken as whole.

BUSINESS ENVIRONMENT AND RISKS

General Risks

Litigation

The U.S. Securities and Exchange Commission (“SEC”) and the U.S. Department of Justice (“DOJ”) are each conducting investigations relating to allegations that one of our Brazilian subsidiaries made payments to certain third parties in Brazil and those payments were, in turn, used, with our knowledge, to pay certain municipal officials to obtain permits and other benefits. We understand it is not unusual for the SEC and DOJ to conduct investigations into the same matter. The SEC and DOJ are seeking information from us and we are cooperating with both authorities in this regard. In 2012, we engaged a leading international law firm to conduct an independent investigation into the allegations. Based on the results of that investigation, we have no reason to believe that our Brazilian subsidiary engaged in any wrongdoing and hope to resolve this matter in due course. We do not expect that any legal outcome will be financially material to the company.

Q3 2013 INTERIM REPORT  47

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

Note: This Report to Shareholders contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of the company and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; changes in tax laws, catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

48    BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

(UNAUDITED) (MILLIONS)	Note	Sep. 30, 2013	Dec. 31, 2012[1]

Assets
Cash and cash equivalents		$3,799	$2,850
Other financial assets	5,6	4,052	3,111
Accounts receivable and other	6	7,257	6,952
Inventory	6	6,478	6,581
Investments		12,868	11,618
Investment properties		33,858	33,161
Property, plant and equipment	7	30,937	31,148
Sustainable resources		502	3,516
Intangible assets		5,256	5,770
Goodwill		1,688	2,490
Deferred income tax assets		1,425	1,665

Total Assets		$108,120	$108,862

Liabilities and Equity
Accounts payable and other	6	$10,611	$11,652
Corporate borrowings		3,848	3,526
Non-recourse borrowings
Property-specific mortgages	6	33,329	33,720
Subsidiary borrowings	6	7,233	7,585
Deferred income tax liabilities		6,180	6,425
Capital securities		812	1,191
Interests of others in consolidated funds		483	425
Equity
Preferred equity		3,098	2,901
Non-controlling interests		25,153	23,287
Common equity	8	17,373	18,150

Total equity		45,624	44,338

Total Liabilities and Equity		$108,120	$108,862

1.	See Adoption of Accounting Standards, Financial Statement Note 2(b)

Q3 2013 INTERIM REPORT  49

CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED) FOR THE PERIOD ENDED SEP. 30 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Note	Three Months Ended		Nine Months Ended
		2013	2012[1]	2013	2012[1]
Total revenues and other gains	9	$5,176	$4,661	$15,293	$13,125
Direct costs		(3,230)	(3,420)	(10,256)	(9,568)

Other income	10	525	–	525	–

Equity accounted income		194	254	684	899

Expenses
Interest		(617)	(593)	(1,940)	(1,862)
Corporate costs		(36)	(41)	(116)	(118)

Valuation items
Fair value changes	11	104	495	630	738
Depreciation and amortization		(357)	(327)	(1,095)	(911)

Income taxes		(264)	(154)	(731)	(327)

Net income		$1,495	$875	$2,994	$1,976

Net income attributable to:
Shareholders		$813	$334	$1,403	$888
Non-controlling interests		682	541	1,591	1,088

		$1,495	$875	$2,994	$1,976

Net income per share:
Diluted	8	$1.23	$0.48	$2.05	$1.25
Basic	8	$1.26	$0.49	$2.10	$1.28

1.	See Adoption of Accounting Standards, Financial Statement Note 2(b)

50    BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(UNAUDITED) FOR THE PERIOD ENDED SEP. 30	Three Months Ended		Nine Months Ended
(MILLIONS)	2013	2012[1]	2013	2012[1]
Net income	$1,495	$875	$2,994	$1,976

Other comprehensive income (loss)
Items that may be reclassified to net income
Valuation items
Financial contracts and power sale agreements	32	(132)	278	(147)
Available-for-sale securities	(25)	21	(38)	57
Equity accounted investments	–	(1)	23	4

	7	(112)	263	(86)
Foreign currency translation	369	316	(1,679)	(20)
Income taxes	(11)	15	(74)	14

	365	219	(1,490)	(92)

Items that will not be reclassified to net income
Valuation items
Revaluations of property, plant and equipment	(2)	4	(3)	63
Revaluation of pension obligations	10	(10)	16	(28)
Equity accounted investments	8	—	6	—

	16	(6)	19	35
Income taxes	(12)	2	10	20

	4	(4)	29	55

Other comprehensive income (loss)	369	215	(1,461)	(37)

Comprehensive income	$1,864	$1,090	$1,533	$1,939

Attributable to:
Shareholders
Net income	$813	$334	$1,403	$888
Other comprehensive income (loss)	129	59	(689)	(28)

Comprehensive income	$942	$393	$714	$860

Non-controlling interests
Net income	$682	$541	$1,591	$1,088
Other comprehensive income (loss)	240	156	(772)	(9)

Comprehensive income	$922	$697	$819	$1,079

1.	See Adoption of Accounting Standards, Financial Statement Note 2(b)

Q3 2013 INTERIM REPORT  51

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

					Accumulated Other Comprehensive Income
(UNAUDITED) THREE MONTHS ENDED SEP. 30, 2013 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at June 30, 2013	$2,851	$148	$5,976	$700	$6,885	$415	$(287)	$16,688	$3,098	$24,308	$44,094
Changes in period
Net income	–	–	813	–	–	–	–	813	–	682	1,495
Other comprehensive income	–	–	–	–	–	101	28	129	–	240	369

Comprehensive income	–	–	813	–	–	101	28	942	–	922	1,864
Shareholder distributions
Common equity	–	–	(93)	–	–	–	–	(93)	–	–	(93)
Preferred equity	–	–	(37)	–	–	–	–	(37)	–	–	(37)
Non-controlling interests	–	–	–	–	–	–	–	–	–	(232)	(232)
Other items
Equity issuances, net of redemptions	2	–	(76)	–	–	–	–	(74)	–	(137)	(211)
Share-based compensation	–	10	(2)	–	–	–	–	8	–	6	14
Ownership changes	–	–	–	(61)	–	–	–	(61)	–	286	225

Total change in period	2	10	605	(61)	–	101	28	685	–	845	1,530

Balance as at September 30, 2013	$2,853	$158	$6,581	$639	$6,885	$516	$(259)	$17,373	$3,098	$25,153	$45,624

1.	Includes gains or losses on changes in ownership interests of consolidated subsidiaries

					Accumulated Other Comprehensive Income
(UNAUDITED) THREE MONTHS ENDED SEP. 30, 2012 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at June 30, 2012[2]	$2,825	$141	$6,238	$463	$6,458	$1,287	$(499)	$16,913	$2,443	$19,751	$39,107
Changes in period
Net income	–	–	334	–	–	–	–	334	–	541	875
Other comprehensive income	–	–	–	–	–	132	(73)	59	–	156	215

Comprehensive income	–	–	334	–	–	132	(73)	393	–	697	1,090
Shareholder distributions
Common equity	–	–	(86)	–	–	–	–	(86)	–	–	(86)
Preferred equity	–	–	(32)	–	–	–	–	(32)	–	–	(32)
Non-controlling interests	–	–	–	–	–	–	–	–	–	(166)	(166)
Other items
Equity issuances, net of redemptions	12	–	(8)	–	–	–	–	4	257	759	1,020
Share-based compensation	–	8	–	–	–	–	–	8	–	10	18
Ownership changes	–	–	–	2	–	–	–	2	–	(5)	(3)

Total change in period	12	8	208	2	–	132	(73)	289	257	1,295	1,841

Balance as at September 30, 2012	$2,837	$149	$6,446	$465	$6,458	$1,419	$(572)	$17,202	$2,700	$21,046	$40,948

1.	Includes gains or losses on changes in ownership interests of consolidated subsidiaries
2.	See Adoption of Accounting Standards, Financial Statement Note 2(b)

52    BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

					Accumulated Other Comprehensive Income
(UNAUDITED) NINE MONTHS ENDED SEP. 30, 2013 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at December 31, 2012[2]	$2,855	$149	$6,813	$487	$6,890	$1,405	$(449)	$18,150	$2,901	$23,287	$44,338
Changes in period
Net income	–	–	1,403	–	–	–	–	1,403	–	1,591	2,994
Other comprehensive income	–	–	–	–	(5)	(857)	173	(689)	–	(772)	(1,461)

Comprehensive income	–	–	1,403	–	(5)	(857)	173	714	–	819	1,533
Shareholder distributions
Common equity[3]	–	–	(1,162)	–	–	(32)	17	(1,177)	–	906	(271)
Preferred equity	–	–	(109)	–	–	–	–	(109)	–	–	(109)
Non-controlling interests	–	–	–	–	–	–	–	–	–	(633)	(633)
Other items
Equity issuances, net of redemptions	(2)	–	(331)	–	–	–	–	(333)	197	788	652
Share-based compensation	–	9	(30)	–	–	–	–	(21)	–	16	(5)
Ownership changes	–	–	(3)	152	–	–	–	149	–	(30)	119

Total change in period	(2)	9	(232)	152	(5)	(889)	190	(777)	197	1,866	1,286

Balance as at September 30, 2013	$2,853	$158	$6,581	$639	$6,885	$516	$(259)	$17,373	$3,098	$25,153	$45,624

1.	Includes gains or losses on changes in ownership interests of consolidated subsidiaries
2.	See Adoption of Accounting Standards, Financial Statement Note 2(b)
3.	Includes $906 million special dividend of Brookfield Property Partners L.P. units to non-controlling interests

					Accumulated Other Comprehensive Income
(UNAUDITED) NINE MONTHS ENDED SEP. 30, 2012 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at December 31, 2011	$2,816	$125	$5,982	$475	$6,399	$1,456	$(510)	$16,743	$2,140	$18,516	$37,399
Changes in accounting policy[2]	–	–	6	–	–	–	(12)	(6)	–	96	90
Changes in period
Net income	–	–	888	–	–	–	–	888	–	1,088	1,976
Other comprehensive income	–	–	–	–	59	(37)	(50)	(28)	–	(9)	(37)

Comprehensive income	–	–	888	–	59	(37)	(50)	860	–	1,079	1,939
Shareholder distributions
Common equity	–	–	(254)	–	–	–	–	(254)	–	–	(254)
Preferred equity	–	–	(94)	–	–	–	–	(94)	–	–	(94)
Non-controlling interests	–	–	–	–	–	–	–	–	–	(532)	(532)
Other items
Equity issuances, net of redemptions	21	–	(104)	–	–	–	–	(83)	560	1,136	1,613
Share-based compensation	–	24	–	–	–	–	–	24	–	15	39
Ownership changes	–	–	22	(10)	–	–	–	12	–	736	748

Total change in period	21	24	458	(10)	59	(37)	(50)	465	560	2,434	3,459

Balance as at September 30, 2012	$2,837	$149	$6,446	$465	$6,458	$1,419	$(572)	$17,202	$2,700	$21,046	$40,948

1.	Includes gains or losses on changes in ownership interests of consolidated subsidiaries
2.	See Adoption of Accounting Standards, Financial Statement Note 2(b)

Q3 2013 INTERIM REPORT  53

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED) FOR THE PERIOD ENDED SEP. 30 (MILLIONS)		Three Months Ended		Nine Months Ended
	Note	2013	2012[1]	2013	2012[1]
Operating activities
Net income		$1,495	$875	$2,994	$1,976
Other income and gains	9,10	(1,189)	–	(1,189)	–
Share of undistributed equity accounted earnings		(112)	(185)	(408)	(702)
Fair value changes		(104)	(495)	(630)	(738)
Depreciation and amortization		357	327	1,095	911
Deferred income taxes		229	123	615	227

		676	645	2,477	1,674
Investments in residential development		(90)	(321)	(388)	(1,017)
Net change in non-cash working capital balances		125	65	(389)	(102)

		711	389	1,700	555

Financing activities
Corporate borrowings arranged		405	429	755	852
Corporate borrowings repaid		(4)	–	(149)	(350)
Commercial paper and bank borrowings, net		20	(659)	(170)	(81)
Property-specific mortgages arranged		2,097	1,456	8,805	4,583
Property-specific mortgages repaid		(1,769)	(1,328)	(7,879)	(4,334)
Other debt of subsidiaries arranged		1,868	1,689	4,767	3,780
Other debt of subsidiaries repaid		(2,649)	(1,855)	(4,318)	(2,751)
Capital securities redeemed		(142)	–	(343)	(405)
Capital provided by fund partners		18	38	51	95
Capital provided from non-controlling interests		957	856	2,160	1,504
Capital repaid to non-controlling interests		(1,094)	(97)	(1,372)	(368)
Preferred equity issuances		–	249	191	543
Common shares issued		9	12	51	40
Common shares repurchased		(85)	–	(385)	(106)
Distributions to non-controlling interests		(232)	(166)	(633)	(532)
Distributions to shareholders		(130)	(118)	(380)	(348)

		(731)	506	1,151	2,122

Investing activities
Acquisitions
Investment properties		(606)	(619)	(2,097)	(1,457)
Property, plant and equipment		(463)	(375)	(1,287)	(1,263)
Sustainable resources		(42)	–	(50)	–
Investments		(628)	(329)	(1,015)	(914)
Other financial assets		(820)	(405)	(1,699)	(936)
Dispositions
Investment properties		697	206	1,229	768
Property, plant and equipment		503	10	557	73
Sustainable resources		1,561	–	1,736	–
Investments		–	98	188	335
Other financial assets		364	684	910	1,280
Restricted cash and deposit		(10)	20	(281)	(1)
Acquisitions of subsidiaries, net of dispositions		2	20	21	198

		558	(690)	(1,788)	(1,917)

Cash and cash equivalents
Change in cash and cash equivalents		538	205	1,063	760
Foreign exchange revaluation		(3)	16	(114)	(25)
Balance, beginning of period		3,264	2,545	2,850	2,031

Balance, end of period		$3,799	$2,766	$3,799	$2,766

1.	See Adoption of Accounting Standards, Financial Statement Note 2(b)

54    BROOKFIELD ASSET MANAGEMENT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.     CORPORATE INFORMATION

Brookfield Asset Management Inc. (“Brookfield” or the “company”) is a global alternative asset management company. The company owns and operates assets with a focus on property, renewable power, infrastructure and private equity. The company is listed on the New York, Toronto and Euronext stock exchanges under the symbols BAM, BAM.A and BAMA, respectively. The company was formed by articles of amalgamation under the Business Corporations Act (Ontario) and is registered in Ontario, Canada. The registered office of the company is Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario, M5J 2T3.

2.     SIGNIFICANT ACCOUNTING POLICIES

a)       Statement of Compliance

The condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting on a basis consistent with the accounting policies disclosed in the audited consolidated financial statements for the fiscal year ended December 31, 2012, except as noted in Note 2(b) below.

The interim financial statements should be read in conjunction with the most recently issued Annual Report of the company which includes information necessary or useful to understanding the company’s businesses and financial statement presentation. In particular, the company’s significant accounting policies were presented as Note 2 to the Consolidated Financial Statements for the fiscal year ended December 31, 2012 included in that report.

The interim consolidated financial statements are unaudited and reflect any adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary to a fair statement of results for the interim periods in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The results reported in these interim consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. Certain comparative figures have been reclassified to conform to the current period’s presentation.

The consolidated interim financial statements were authorized for issuance by the Board of Directors of the company on November 7, 2013.

b)       Adoption of Accounting Standards

i.     Consolidated Financial Statements, Joint Ventures and Disclosures

In May 2011, the IASB issued three standards: IFRS 10, Consolidated Financial Statements (“IFRS 10”), IFRS 11, Joint Arrangements (“IFRS 11”), and IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”), and amended two standards: IAS 27, Separate Financial Statements (“IAS 27”), and IAS 28, Investments in Associates and Joint Ventures (“IAS 28”). Each of the new and amended standards became effective on January 1, 2013.

IFRS 10 replaces IAS 27 and SIC-12, Consolidation-Special Purpose Entities (“SIC-12”). The consolidation requirements previously included in IAS 27 have been included in IFRS 10. IFRS 10 uses control as the single basis for consolidation, irrespective of the nature of the investee, eliminating the risks and rewards approach included in SIC-12. An investor must exercise power over the investee’s financial and operating decisions, have exposure or rights to variable returns from involvement with the investee, and the ability to use its power over the investee to affect the amount of its returns in order to conclude it controls an investee. IFRS 10 requires continuous reassessment of changes in an investor’s power over the investee and changes in the investor’s exposure or rights to variable returns.

IFRS 11 supersedes IAS 31, Interests in Joint Ventures and SIC-13, Jointly Controlled Entities – Non-Monetary Contributions by Venturers. IFRS 11 is applicable to all parties that have an interest in a joint arrangement. IFRS 11 establishes two types of joint arrangements: joint operations and joint ventures. In a joint operation, the parties to the joint arrangement have rights to the assets and obligations for the liabilities of the arrangement, and recognize their share of the assets, liabilities, revenues and expenses. In a joint venture, the parties to the arrangement have rights to the net assets of the arrangement and account for their interest using the equity method of accounting under IAS 28. IAS 28 prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures.

Q3 2013 INTERIM REPORT  55

IFRS 12 integrates the disclosure requirements of interests in other entities and requires a parent company to disclose information about significant judgments and assumptions it has made in determining whether it has control, joint control, or significant influence over another entity, and the type of joint arrangement when the arrangement has been structured through a separate vehicle. An entity should also provide these disclosures when changes in facts and circumstances affect the entity’s conclusion during the reporting period. The disclosure requirements of IFRS 12 are applicable for interim consolidated financial statements when significant events or transactions occur during the interim period requiring such disclosure. Otherwise, the additional disclosures will be included in the company’s annual consolidated financial statements.

ii.     Employee Benefits

In September 2011, the IASB amended IAS 19, Employee Benefits (“IAS 19”) for items impacting defined benefit plans including the recognition of: actuarial gains and losses within other comprehensive income; interest on the net benefit liability (or asset) in profit and loss; and unvested past service costs in profit and loss at either the earlier of when an amendment is made or when related restructuring or termination costs are recognized.

iii.     Fair Value Measurement

IFRS 13, Fair Value Measurements (“IFRS 13”) establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. The application of IFRS 13 has not materially impacted the manner in which the company measures its financial and non-financial assets and liabilities.

IFRS 13 also requires specific disclosures related to fair values used within the consolidated financial statements. The company adopted the disclosure additional requirements under IAS 34, Interim Financial Reporting in Note 5.

iv.     Presentation of Other Comprehensive Income

In September 2011, the IASB made amendments to IAS 1, Presentation of Financial Statements (“IAS 1”). The amendments require that items of other comprehensive income are grouped into two categories: items that may be reclassified subsequently to profit or loss and items that will not be reclassified subsequently to profit and loss. Income tax on items of other comprehensive income are required to be allocated on the same basis. The consolidated statements of comprehensive income were amended in this interim report to reflect the changes in presentation.

The following table includes select financial statement line items outlining the impact of the adoption of IFRS 10 and 11 and IAS 19 on our previously reported consolidated financial statements as at January 1, 2012 and December 31, 2012 and for the three and nine month periods ended September 30, 2012:

	As at December 31, 2012			As at January 1, 2012
	Previously Reported	Adjustment	Restated	Previously Reported	Adjustment	Restated
Consolidated Balance Sheets:
Sustainable resources	$3,283	$233	$3,516	$3,155	$226	$3,381
Investments	11,689	(71)	11,618	9,401	(69)	9,332
Total Assets	108,644	218	108,862	91,022	214	91,236

Property-specific mortgages	$33,648	$72	$33,720	$28,415	$72	$28,487
Equity
Non-controlling interests	23,190	97	23,287	18,516	96	18,612
Common equity	18,160	(10)	18,150	16,743	(6)	16,737
Total Liabilities and Equity	108,644	218	108,862	91,022	214	91,236

56    BROOKFIELD ASSET MANAGEMENT

	For the Three Months Ended September 30, 2012			For the Nine Months Ended September 30, 2012
	Previously Reported	Adjustment	Restated	Previously Reported	Adjustment	Restated
Consolidated Statement of Operations:
Total revenues and other gains	$4,644	$17	$4,661	$13,075	$50	$13,125
Net income	872	3	875	1,971	5	1,976
Net income to shareholders	334	–	334	888	–	888

Consolidated Statement of Comprehensive Income:
Other comprehensive income (loss)	$216	$(1)	$215	$(30)	$(7)	$(37)
Other comprehensive income (loss) to shareholders	59	–	59	(24)	(4)	(28)
Comprehensive income (loss)	1,088	2	1,090	1,941	(2)	1,939
Comprehensive income (loss) to shareholders	393	–	393	864	(4)	860

c)       Future Changes in Accounting Standards

Financial Instruments

IFRS 9, Financial Instruments (“IFRS 9”) was issued by the IASB on November 12, 2009 and will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. The IASB tentatively decided to defer the mandatory effective date of IFRS 9, leaving the mandatory effective date open pending the finalization of the impairment, classification and measurement requirements. The company has not yet determined the impact of IFRS 9 on its consolidated financial statements.

3.     SEGMENTED INFORMATION

a)       Operating Segments

For management purposes, the business is organized into five operating segments in which the company makes operating and capital allocation decisions and assesses performance.

i.

Asset Management and Services comprises our asset management, construction and property services businesses. These operations generate contractual service fees earned from consolidated entities included in our other segments and third parties for performing management services, including management of our institutional private funds and listed entities, management of construction projects and residential relocation, franchise and brokerage operations. These operations are also characterized by utilizing relatively low levels of tangible assets relative to our other business segments.

ii.

Property operations are predominantly office properties, retail properties, and opportunistic and other properties located primarily in major North American, Australian, Brazilian and European cities. Income from property operations is primarily comprised of property rental income and, to a lesser degree, interest and dividend income. Virtually all of these operations are held through Brookfield Property Partners L.P., in which we own a 93% interest.

iii.

Renewable Power operations consist primarily of hydroelectric power generating facilities on river systems in North America and Brazil and wind power generating facilities in North America. The company’s power operations are owned and operated through our 65% interest in Brookfield Renewable Energy Partners L.P. (“BREP”) and a wholly owned subsidiary of the company which engages in the purchase and sale of energy, primarily on behalf of BREP.

iv.

Infrastructure operations are predominantly utilities, transport and energy, timberland and agricultural development operations located in Australia, North America, Europe and South America, and are primarily owned and operated through a 28% interest in Brookfield Infrastructure Partners L.P. and direct investments in certain of the company’s sustainable resources operations.

v.

Private Equity operations include the investments and activities overseen by our private equity group. These include direct investments as well as investments in our private equity funds. Our private equity funds have a mandate to invest in a broad range of industries, although currently the portfolios contain a number of investments whose performance is significantly impacted by the North American homebuilding industry. Direct investments include interests in Norbord Inc.,

Q3 2013 INTERIM REPORT  57

a panel board manufacturer, and two publicly listed residential businesses, which are predominantly a North American homebuilder and land developer, Brookfield Residential Properties Inc., and a Brazilian condominium developer, Brookfield Incorporações S.A. The operations in this segment are generally characterized by an investment approach that is more opportunistic in nature. Furthermore, these businesses are not integrated into core operating platforms, unlike the assets within our property, renewable power or infrastructure operations.

All other company level activities that are not allocated to these five business segments are included within corporate operations, such as the company’s cash and financial assets held on a corporate basis, corporate borrowings, corporate preferred equity and capital securities, and corporate net working capital.

b)       Basis of Measurement

i.     Funds from Operations

Funds from operations (“FFO”) is our key measure of our financial performance. We define FFO as net income attributable to shareholders prior to fair value changes, depreciation and amortization, and future income taxes, and including certain disposition gains that are not otherwise included in net income as determined under IFRS. When determining funds from operations, we include our proportionate share of the FFO of equity accounted investments and exclude transaction costs incurred on business combinations, which are required to be expensed as incurred under IFRS. We include disposition gains in FFO because we consider the purchase and sale of assets to be a normal part of the company’s business. We use FFO to assess operating results in each of our segments. We do not use FFO as a measure of cash generated from our operations. We derive funds from operations for each segment and reconcile total FFO to net income in Note 3(c).

Our definition of funds from operations may differ from the definition used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. When reconciling our definition of funds from operations to the determination of funds from operations by REALPAC and/or NAREIT, key differences consist of the following inclusions in FFO: disposition gains or losses that occur as normal part of our business and cash taxes payable on those gains, if any; foreign exchange gains or losses on monetary items not forming part of our net investment in foreign operations; and gains or losses on the sale of an investment in a foreign operation.

ii.     Other Segment Information – Valuation Items

In assessing performance, the company also makes use of financial information pertaining to the revaluation of assets and liabilities such as fair value changes and depreciation and amortization which are included in consolidated net income and valuation items which are included in other comprehensive income, as well as the company’s share of these items that are recorded by equity accounted investments. These amounts are collectively referred to as valuation items.

iii.     Segment Balance Sheet Information

Segment balance sheet information considered by the company includes: segment assets, which are total assets other than investments in associates, less accounts payable and other liabilities and deferred tax liabilities; investments in associates; the aggregate amount of segment borrowings including capital securities; segment non-controlling interests, segment preferred shares and common equity by segment.

iv.     Segment Allocation and Measurement

Segment measures include amounts earned from consolidated entities that are eliminated on consolidation. The three principal adjustments are to include asset management revenues charged to consolidated entities as revenues within the company’s asset management and services segment with the corresponding expense recorded as corporate costs within the relevant segment; the reallocation of gains/losses from revenue and other gains to disposition gains within each segment; and interest charged on loans between consolidated entities, which are presented as revenues and interest expense within the relevant segments. These amounts are based on the terms of the asset management contracts and loan agreements amongst the consolidated entities. The company allocates the costs of shared functions, which would otherwise be included within the corporate operation segment such as information technology and internal audit, pursuant to formal policies.

58    BROOKFIELD ASSET MANAGEMENT

c)       Segment Operating Results

	Operating Segments
FOR THE THREE MONTHS ENDED SEP. 30, 2013 (MILLIONS)	Asset Management and Services	Property	Renewable Power	Infrastructure	Private Equity	Corporate/ Unallocated	Adjustments	Note	Consolidated
Total revenues and other gains	$1,080	$1,107	$384	$503	$1,511	$20	$571	i	$5,176
Direct costs	(945)	(563)	(144)	(227)	(1,293)	(16)	(42)	ii	(3,230)
Other income	–	–	–	–	–	–	525	iii	525
Equity accounted FFO	10	113	7	84	3	5	(222)	iv	–
Disposition gains	–	77	6	265	553	458	(1,359)	v	–
Interest expense	–	(279)	(105)	(92)	(66)	(75)	–	vi	(617)
Corporate/unallocated costs	–	(99)	(9)	(47)	(8)	(38)	165	vii	(36)
Current income taxes	–	(19)	(4)	(3)	(6)	(3)	35	viii	–
Non-controlling interests in FFO	–	(235)	(74)	(267)	(371)	(5)	952	ix	–

Funds from operations	$145	$102	$61	$216	$323	$346

	Operating Segments
FOR THE THREE MONTHS ENDED SEP. 30, 2012 (MILLIONS)	Asset Management and Services	Property	Renewable Power	Infrastructure	Private Equity	Corporate/ Unallocated	Adjustments	Note	Consolidated
Total revenues and other gains	$1,205	$1,118	$222	$509	$1,661	$44	$(98)	i	$4,661
Direct costs	(1,090)	(505)	(120)	(257)	(1,408)	(12)	(28)	ii	(3,420)
Equity accounted FFO	–	95	3	51	(4)	7	(152)	iii	–
Disposition gains	–	(61)	–	–	(1)	(15)	77	iv	–
Interest expense	–	(257)	(99)	(92)	(65)	(89)	9	v	(593)
Corporate/unallocated costs	–	(49)	(10)	(37)	(11)	(36)	102	vi	(41)
Current income taxes	–	(2)	1	(6)	(19)	(5)	31	vii	–
Non-controlling interests in FFO	–	(215)	(3)	(124)	(84)	(17)	443	viii	–

Funds from operations	$115	$124	$(6)	$44	$69	$(123)

Q3 2013 INTERIM REPORT  59

	Operating Segments
FOR THE NINE MONTHS ENDED SEP. 30, 2013 (MILLIONS)	Asset Management and Services	Property	Renewable Power	Infrastructure	Private Equity	Corporate/ Unallocated	Adjustments	Note	Consolidated
Total revenues and other gains	$3,236	$3,367	$1,243	$1,811	$4,985	$145	$506	i	$15,293
Direct costs	(2,913)	(1,722)	(413)	(879)	(4,181)	(46)	(102)	ii	(10,256)
Other income	–	–	–	–	–	–	525	iii	525
Equity accounted FFO	21	330	19	235	12	8	(625)	iv	–
Disposition gains	–	120	178	442	626	534	(1,900)	v	–
Interest expense	–	(837)	(312)	(316)	(224)	(251)	–	vi	(1,940)
Corporate/unallocated costs	–	(219)	(32)	(131)	(24)	(118)	408	vii	(116)
Current income taxes	–	(37)	(15)	(16)	(23)	(16)	107	viii	–
Non-controlling interests in FFO	–	(601)	(280)	(762)	(580)	(18)	2,241	ix	–

Funds from operations	$344	$401	$388	$384	$591	$238

	Operating Segments
FOR THE NINE MONTHS ENDED SEP. 30, 2012 (MILLIONS)	Asset Management and Services	Property	Renewable Power	Infrastructure	Private Equity	Corporate/ Unallocated	Adjustments	Note	Consolidated
Total revenues and other gains	$3,153	$2,911	$886	$1,521	$4,701	$156	$(203)	i	$13,125
Direct costs	(2,918)	(1,246)	(352)	(798)	(4,133)	(45)	(76)	ii	(9,568)
Equity accounted FFO	4	259	11	152	(6)	15	(435)	iii	–
Disposition gains	–	(63)	214	11	(1)	23	(184)	iv	–
Interest expense	–	(819)	(312)	(277)	(199)	(282)	27	v	(1,862)
Corporate/unallocated costs	–	(127)	(27)	(94)	(32)	(113)	275	vi	(118)
Current income taxes	–	(7)	(11)	(15)	(56)	(11)	100	vii	–
Non-controlling interests in FFO	–	(535)	(123)	(350)	(139)	(29)	1,176	viii	–

Funds from operations	$239	$373	$286	$150	$135	$(286)

60    BROOKFIELD ASSET MANAGEMENT

i.	Total revenues and other gains

The adjustment to total revenues and other gains for the three and nine months ended September 30, 2013 represents the elimination of management fees earned from consolidated entities totalling $123 million (2012 – $74 million) and $307 million (2012 – $199 million), respectively and interest income on loans between consolidated entities totalling $nil (2012 – $9 million), and $nil (2012 – $27 million) for the three and nine month periods which were eliminated on consolidation to arrive at the company’s consolidated revenues.

The adjustment to total revenues and other gains for the three and nine months ended September 30, 2013 also includes the reclassification to revenue of disposition gains totalling $694 million (2012 – loss of $15 million) and $813 million (2012 – $23 million) respectively, that are recorded as disposition gains in the segment results.

ii.	Direct costs

The adjustment to direct costs for the three and nine months ended September 30, 2013 consists of the reallocation of unallocated segment costs totalling $42 million (2012 – $28 million) and $102 million (2012 – $76 million) respectively, that are included in direct costs in the Consolidated Statements of Operations.

iii.	Other income, which represents the gain on settlement of a long dated interest rate contract, is reclassified to disposition gains in the segment results.

iv.	Equity accounted FFO

The company defines equity accounted FFO to be the company’s share of FFO from its investments in associates (equity accounted investments), determined by applying the same methodology utilized in adjusting net income of consolidated entities. Equity accounted FFO is combined with the equity accounted fair value changes in the company’s Consolidated Statements of Operations. The following table disaggregates equity accounted income into equity accounted FFO, valuation items and other items:

FOR THE THREE MONTHS ENDED SEP. 30, 2013 (MILLIONS)	Asset Management and Services	Property	Renewable Power	Infrastructure	Private Equity	Corporate / Unallocated	Consolidated
Funds from operations	$10	$113	$7	$84	$3	$5	$222
Disposition loss	–	(36)	–	–	–	–	(36)
Fair value changes and other[1]	–	76	(4)	(64)	–	–	8

Equity accounted income	$10	$153	$3	$20	$3	$5	$194

1. Includes $13 million of deferred tax expenses which are excluded from valuation items

FOR THE NINE MONTHS ENDED SEP. 30, 2013 (MILLIONS)	Asset Management and Services	Property	Renewable Power	Infrastructure	Private Equity	Corporate / Unallocated	Consolidated
Funds from operations	$21	$330	$19	$235	$12	$8	$625
Disposition loss	–	(41)	–	1	–	–	(40)
Fair value changes and other[1]	–	296	(9)	(184)	(1)	(3)	99

Equity accounted income	$21	$585	$10	$52	$11	$5	$684

1. Includes $13 million of deferred tax expenses which are excluded from valuation items

FOR THE THREE MONTHS ENDED SEP. 30, 2012 (MILLIONS)	Asset Management and Services	Property	Renewable Power	Infrastructure	Private Equity	Corporate / Unallocated	Consolidated
Funds from operations	$–	$95	$3	$51	$(4)	$7	$152
Fair value changes and other	–	108	(4)	(5)	4	(1)	102

Equity accounted income	$–	$203	$(1)	$46	$–	$6	$254

FOR THE NINE MONTHS ENDED SEP. 30, 2012 (MILLIONS)	Asset Management and Services	Property	Renewable Power	Infrastructure	Private Equity	Corporate / Unallocated	Consolidated
Funds from operations	$4	$259	$11	$152	$(6)	$15	$435
Fair value changes and other	–	613	(12)	(140)	6	(3)	464

Equity accounted income	$4	$872	$(1)	$12	$–	$12	$899

Q3 2013 INTERIM REPORT  61

ii.	Disposition gains

Disposition gains include gains and losses recorded in net income arising from transactions during the current period adjusted to include fair value changes and revaluation surplus recorded in prior periods. Disposition gains also include amounts that are recorded directly in equity as changes in ownership as opposed to net income because they result from a change in ownership of a consolidated entity.

The adjustment to disposition gains consists of amounts that are included in the following components of the company’s financial statements:

	Three Months Ended		Nine Months Ended
FOR THE PERIOD ENDED SEP. 30 (MILLIONS)	2013	2012	2013	2012
Net income
Revenues	$694	$(15)	$813	$23
Equity accounted income	(36)	–	(41)	–
Other income	525	–	525	–
Other	–	–	(9)	–

	1,183	(15)	1,288	23
Equity
Fair value changes recorded in prior period	10	(59)	42	(61)
Revaluation surplus	–	–	172	225
Changes in ownership	166	(3)	398	(3)

	176	(62)	612	161

	$1,359	$(77)	$1,900	$184

iii.	Interest expense

The adjustment to interest expense consists of interest on loans between consolidated entities totalling $nil (2012 – $9 million) and $nil (2012 – $27 million) for the three and nine months ended September 30, 2013, respectively that is eliminated on consolidation, along with the associated revenue.

iv.	Corporate/unallocated costs

The adjustment for the three and nine months ended September 30, 2013 to corporate/unallocated costs represents the elimination of management fee expenses in respect of services provided between consolidated entities totalling $123 million (2012 – $74million) and $306 million (2012 – $199 million) respectively, that were eliminated on consolidation and $42 million (2012 – $28 million) and $102 million (2012 – $76 million) respectively, of costs that are presented as unallocated in a particular segment or business line, but which are classified as direct costs in the company’s Consolidated Statements of Operations.

v.	Current income taxes

Current income taxes are included in segment FFO, but are aggregated with deferred income taxes in income taxes on the company’s Consolidated Statements of Operations.

vi.	Non-controlling interests in FFO

The company defines non-controlling interests in FFO to be non-controlling interests less the non-controlling interests’ share of adjustments required to convert net income attributable to shareholders to FFO. The following table disaggregates non-controlling interests into non-controlling interests in FFO and the principal reconciling items.

	Three Months Ended		Nine Months Ended
FOR THE PERIOD ENDED SEP. 30 (MILLIONS)	2013	2012	2013	2012
Non-controlling interests in:
Funds from operations	$(952)	$(443)	$(2,241)	$(1,176)
Disposition gains	106	–	235	49
Fair value changes	(89)	(284)	(357)	(489)
Equity accounted income – fair value changes and other	29	(26)	54	(9)
Depreciation and amortization	200	181	603	489
Income tax	24	31	115	48

Net income attributable to non-controlling interests	$(682)	$(541)	$(1,591)	$(1,088)

62    BROOKFIELD ASSET MANAGEMENT

vii.	Reconciliation of total funds from operations to net income

The following table reconciles the sum of FFO for each operating segment and corporate/unallocated FFO to net income:

	Three Months Ended		Nine Months Ended
FOR THE PERIOD ENDED SEP. 30 (MILLIONS)	2013	2012	2013	2012
Funds from operations
Asset management and services	$145	$115	$344	$239
Property	102	124	401	373
Renewable power	61	(6)	388	286
Infrastructure	216	44	384	150
Private equity	323	69	591	135
Corporate/unallocated	346	(123)	238	(286)

	1,193	223	2,346	897

Adjustments
Less: FFO measures
Gains not recorded in net income	(176)	62	(612)	(161)
Equity accounted gains and other	36	–	50	–
Equity accounted FFO	(222)	(152)	(626)	(435)
Current income taxes	35	31	107	100
Non-controlling interests in FFO	952	443	2,241	1,176
Add: financial statement components not included in FFO
Equity accounted income	194	254	684	899
Fair value changes	104	495	630	738
Depreciation and amortization	(357)	(327)	(1,095)	(911)
Income taxes	(264)	(154)	(731)	(327)

Total adjustments	302	652	648	1,079

Net income	$1,495	$875	$2,994	$1,976

d)       Other Segment Information – Valuation Items

The following table aggregates significant items relating to the periodic revaluation of assets and liabilities, including the company’s share of such items included in equity accounted income, and the share of these items that is attributable to non-controlling interests. Equity accounted items in the following table include the company’s share of fair value changes and depreciation and amortization that are included in equity accounted income as presented in Note 3(c)(iii).

	Operating Segments
FOR THE THREE MONTHS ENDED SEP. 30, 2013 (MILLIONS)	Asset Management and Services	Property	Renewable Power	Infrastructure	Private Equity	Corporate / Unallocated	Consolidated
Recorded in net income
Fair value changes	$–	$184	$(11)	$(31)	$(37)	$(1)	$104
Equity accounted fair value changes	–	89	(4)	(64)	–	–	21
Depreciation and amortization	(10)	(65)	(136)	(86)	(57)	(3)	(357)

	(10)	208	(151)	(181)	(94)	(4)	(232)

Recorded in other comprehensive income	–	1	7	45	(22)	–	31

Total revaluation items	(10)	209	(144)	(136)	(116)	(4)	(201)
Non-controlling interests in above[1]	–	(101)	56	108	54	4	121

Valuation items	$(10)	$108	$(88)	$(28)	$(62)	$–	$(80)

1.	Includes non-controlling interests on valuation items recorded in net income and other comprehensive income and excludes non-controlling interests in FFO as outlined in Note 3(c)(viii)

Q3 2013 INTERIM REPORT  63

	Operating Segments
FOR THE THREE MONTHS ENDED SEP. 30, 2012 (MILLIONS)	Asset Management and Services	Property	Renewable Power	Infrastructure	Private Equity	Corporate / Unallocated	Consolidated
Recorded in net income
Fair value changes	$–	$524	$8	$(12)	$(6)	$(19)	$495
Equity accounted fair value changes and other	–	108	(4)	(5)	4	(1)	102
Depreciation and amortization	(8)	(76)	(119)	(60)	(61)	(3)	(327)

	(8)	556	(115)	(77)	(63)	(23)	270

Recorded in other comprehensive income	–	(60)	(59)	(12)	(8)	21	(118)

Total valuation items	(8)	496	(174)	(89)	(71)	(2)	152
Non-controlling interests in above[1]	–	(233)	47	66	25	(7)	(102)

Valuation items	$(8)	$263	$(127)	$(23)	$(46)	$(9)	$50

1.	Includes non-controlling interests on valuation items recorded in net income and other comprehensive income and excludes non-controlling interests in FFO as outlined in Note 3(c)(ix)

	Operating Segments
FOR THE NINE MONTHS ENDED SEP. 30, 2013 (MILLIONS)	Asset Management and Services	Property	Renewable Power	Infrastructure	Private Equity	Corporate / Unallocated	Consolidated
Recorded in net income
Fair value changes	$20	$834	$(95)	$(12)	$(131)	$14	$630
Equity accounted fair value changes	–	309	(9)	(184)	(1)	(3)	112
Depreciation and amortization	(31)	(196)	(411)	(263)	(184)	(10)	(1,095)

	(11)	947	(515)	(459)	(316)	1	(353)

Recorded in other comprehensive income	–	126	79	7	6	72	290

Total valuation items	(11)	1,073	(436)	(452)	(310)	73	(63)
Non-controlling interests in above[1]	–	(475)	141	355	171	9	201

Valuation items	$(11)	$598	$(295)	$(97)	$(139)	$82	$138

1.	Includes non-controlling interests on valuation items recorded in net income and other comprehensive income and excludes non-controlling interests in FFO as outlined in Note 3(c)(viii)

64    BROOKFIELD ASSET MANAGEMENT

	Operating Segments
FOR THE NINE MONTHS ENDED SEP. 30, 2012 (MILLIONS)	Asset Management and Services	Property	Renewable Power	Infrastructure	Private Equity	Corporate / Unallocated	Consolidated
Recorded in net income
Fair value changes	$(11)	$1,035	$(54)	$(94)	$(107)	$(31)	$738
Equity accounted fair value changes and other	–	613	(12)	(140)	6	(3)	464
Depreciation and amortization	(25)	(147)	(371)	(172)	(191)	(5)	(911)

	(36)	1,501	(437)	(406)	(292)	(39)	291

Recorded in other comprehensive income	–	(89)	38	(2)	(18)	20	(51)

Total valuation items	(36)	1,412	(399)	(408)	(310)	(19)	240
Non-controlling interests in above[1]	–	(579)	136	319	160	(17)	19

Valuation items	$(36)	$833	$(263)	$(89)	$(150)	$(36)	$259

1.	Includes non-controlling interests on valuation items recorded in net income and other comprehensive income and excludes non-controlling interests in FFO as outlined in Note 3(c)(viii)

e)	Segment Financial Position Information

	Operating Segments
AS AT SEP. 30, 2013 (MILLIONS)	Asset Management and Services	Property	Renewable Power	Infrastructure	Private Equity	Corporate / Unallocated	Total Reportable Segments	Note
Segment assets	$1,674	$39,506	$14,981	$11,309	$9,555	$1,436	$78,461	i
Investments	178	8,666	314	3,263	288	159	12,868
Borrowings	(322)	(22,666)	(6,655)	(6,638)	(4,820)	(4,121)	(45,222)	ii
Segment non-controlling interests	–	(13,132)	(4,065)	(5,933)	(2,358)	(148)	(25,636)	iii
Preferred shares	–	–	–	–	–	(3,098)	(3,098)

Common equity by segment	$1,530	$12,374	$4,575	$2,001	$2,665	$(5,772)	$17,373

	Operating Segments
AS AT DEC. 31, 2012 (MILLIONS)	Asset Management and Services	Property	Renewable Power	Infrastructure	Private Equity	Corporate / Unallocated	Total Reportable Segments	Note
Segment assets	$1,855	$37,622	$14,303	$14,710	$9,475	$1,202	$79,167	i
Investments	67	8,143	344	2,535	236	293	11,618
Borrowings	(351)	(21,471)	(6,119)	(8,060)	(5,030)	(4,991)	(46,022)	ii
Segment non-controlling interests	(1)	(11,336)	(3,552)	(6,614)	(2,107)	(102)	(23,712)	iii
Preferred shares	–	–	–	–	–	(2,901)	(2,901)

Common equity by segment	$1,570	$12,958	$4,976	$2,571	$2,574	$(6,499)	$18,150

The following tables reconcile the company’s total reportable segments to the Consolidated Balance Sheets as at September 30, 2013 and December 31, 2012, for those financial statement line items which differ:

i.	Segment assets

The company defines segment assets to be total assets for each segment less investments, deferred income tax liabilities and accounts payable and other attributable to that segment.

Q3 2013 INTERIM REPORT  65

AS AT SEP. 30, 2013 AND DEC. 31, 2012 (MILLIONS)	2013	2012
Total assets	$108,120	$108,862
Investments	(12,868)	(11,618)
Accounts payable and other	(10,611)	(11,652)
Deferred income tax liabilities	(6,180)	(6,425)

Segment assets	$78,461	$79,167

ii.	Borrowings

The company defines borrowings to include the following liabilities attributable to each segment: corporate borrowings, property-specific mortgages, subsidiary borrowings and capital securities.

AS AT SEP. 30, 2013 AND DEC. 31, 2012 (MILLIONS)	2013	2012
Corporate borrowings	$3,848	$3,526
Non-recourse borrowings
Property-specific mortgages	33,329	33,720
Subsidiary borrowings	7,233	7,585
Capital securities	812	1,191

Borrowings	$45,222	$46,022

iii.	Segment non-controlling interests

The company aggregates interests of others in consolidated funds together with non-controlling interests in determining segment financial position information.

AS AT SEP. 30, 2013 AND DEC. 31, 2012 (MILLIONS)	2013	2012
Consolidated balances
Interests of others in consolidated funds	$483	$425
Non-controlling interests in net assets	25,153	23,287

	$25,636	$23,712

f)       Geographic Allocation

Total revenues and other gains by geographic segments are as follows:

	Three Months Ended		Nine Months Ended
FOR THE PERIOD ENDED SEP. 30 (MILLIONS)	2013	2012	2013	2012
United States	$1,975	$1,966	$5,660	$4,986
Canada	1,041	441	2,706	1,949
Australia	1,060	1,216	3,199	3,210
Brazil	361	433	1,216	1,185
Europe	295	355	1,153	1,037
Other	444	250	1,359	758

	$5,176	$4,661	$15,293	$13,125

Assets by geographic segments are as follows:

AS AT SEP. 30, 2013 AND DEC. 31, 2012 (MILLIONS)	2013	2012
United States	$45,302	$44,381
Canada	20,289	21,543
Australia	14,733	16,781
Brazil	12,320	12,941
Europe	7,966	6,750
Other	7,510	6,466

	$108,120	$108,862

66    BROOKFIELD ASSET MANAGEMENT

g)	Total Revenue and Other Gains Allocation

Total revenues and other gains by operating segment and business line are as follows:

	Three Months Ended		Nine Months Ended
FOR THE PERIOD ENDED SEP. 30 (MILLIONS)	2013	2012	2013	2012
Asset management and services
Asset management	$175	$107	$456	$294
Construction and property services	905	1,098	2,780	2,859
Property
Office properties	619	670	1,865	1,899
Retail properties	54	58	148	160
Multifamily, industrial and opportunistic	434	390	1,354	852
Renewable power
United States	193	68	625	325
Canada	120	71	395	292
Brazil	71	83	223	269
Infrastructure
Utilities	222	213	688	616
Transport and energy	214	144	678	436
Sustainable resources	66	138	438	452
Corporate/unallocated	1	14	7	17
Private equity
Private equity	913	1,126	3,310	3,279
Residential	598	535	1,675	1,422
Corporate/unallocated
Corporate/unallocated	20	44	145	156
Adjustments[1]	571	(98)	506	(203)

Total revenues and other gains	$5,176	$4,661	$15,293	$13,125

1.	See Note 3(c) for description of adjustments to revenue and other gains.

Q3 2013 INTERIM REPORT  67

4.	ACQUISITIONS OF CONSOLIDATED ENTITIES

The company accounts for business combinations using the acquisition method of accounting, pursuant to which the cost of acquiring a business is allocated to its identifiable tangible and intangible assets and liabilities on the basis of the estimated fair values at the date of acquisition.

The following table summarizes the balance sheet impact as a result of significant business combinations that occurred during the nine months ended September 30, 2013 by operating segment:

(MILLIONS)	Property	Renewable Power	Total
Cash and cash equivalents	$49	$48	$97
Accounts receivable and other	57	78	135
Investments	–	4	4
Investment properties	1,191	–	1,191
Property, plant and equipment	29	1,378	1,407
Intangible assets	20	–	20

Total Assets	1,346	1,508	2,854
Less:
Accounts payable and other	(264)	(70)	(334)
Non-recourse borrowings	(347)	(1,075)	(1,422)
Deferred income tax liabilities	–	(65)	(65)
Non-controlling interests[1]	(246)	(142)	(388)

Equity	$489	$156	$645

Consideration[2]	$604	$230	$834

1.	Includes non-controlling interests recognized on business combinations measured as the proportionate share of fair value of the assets and liabilities on the date of acquisition
2.	Total consideration, including amounts paid by non-controlling interests

In June 2013, a subsidiary of Brookfield acquired a 95% equity interest in a UK-based industrial real estate company for $370 million.

In March 2013, a subsidiary of Brookfield acquired a 100% equity interest in a portfolio of hydroelectric generation facilities in the northeastern United States for total consideration of $57 million.

In February 2013, a subsidiary of Brookfield acquired the remaining 50% interest it did not already own of Powell River Energy Inc. (“Powell River”) for $32 million and the assumption of the seller’s share of Powell River’s non-recourse debt, and commenced consolidating the investment.

In August 2012, a subsidiary of Brookfield acquired 16% of the outstanding common shares of Western Wind Energy Corp. (“Western Wind”). In March 2013, the company increased its ownership in Western Wind to 93% for $143 million, increasing its total consideration to $168 million. During the second quarter of 2013, the remaining 7% interest was acquired for a total of $15 million.

5.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair values are determined by reference to quoted bid or ask prices, as appropriate. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market inputs.

Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, the company looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, and price and rate volatilities, as applicable. The fair value of certain interest rate swap contracts, which form part of financing arrangements, is calculated by way of discounted cash flows using market interest rates and applicable credit spreads. In limited circumstances, the company uses input parameters that are not based on observable market data and believes that using alternative assumptions will not result in significantly different fair values.

68    BROOKFIELD ASSET MANAGEMENT

The following table provides the carrying values and fair values of financial instruments as at September 30, 2013 and December 31, 2012:

	Sep. 30, 2013		Dec. 31, 2012
(MILLIONS)	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Cash and cash equivalents	$3,799	$3,799	$2,850	$2,850
Other financial assets
Government bonds	148	148	178	178
Corporate bonds	669	669	238	238
Fixed income securities	230	230	145	145
Common shares	2,272	2,272	2,034	2,034
Loans and notes receivable	733	733	516	516

	4,052	4,052	3,111	3,111
Accounts receivable and other	5,437	5,437	5,225	5,225

	$13,288	$13,288	$11,186	$11,186

Financial liabilities
Corporate borrowings	$3,848	$4,153	$3,526	$3,793
Property-specific mortgages	33,329	34,302	33,720	35,053
Subsidiary borrowings	7,233	7,364	7,585	7,781
Accounts payable and other	10,611	10,611	11,652	11,652
Capital securities	812	837	1,191	1,232
Interests of others in consolidated funds	483	483	425	425

	$56,316	$57,750	$58,099	$59,936

Fair Value Hierarchical Levels

Fair value hierarchical levels are directly determined by the amount of subjectivity associated with the valuation inputs of these assets and liabilities, and are as follows:

Level 1 –	Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2 –

Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life. Fair valued assets and liabilities that are included in this category are primarily certain derivative contracts, other financial assets carried at fair value in an inactive market and redeemable fund units.

Level 3 –

Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs in determining the estimate. Fair valued assets and liabilities that are included in this category are power purchase contracts, subordinated mortgaged-backed securities, interest rate swap contracts, derivative contracts, certain equity securities carried at fair value which are not traded in an active market and the non-controlling interests share of net assets of limited life funds.

Q3 2013 INTERIM REPORT  69

Assets and liabilities measured at fair value on a recurring basis include $2,233 million (2012 – $2,334 million) of financial assets and $426 million (2012 – $680 million) of financial liabilities which are measured at fair value using valuation inputs based on management’s best estimates. The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the level of input to the valuations as described above:

	Sep. 30, 2013			Dec. 31, 2012
(MILLIONS)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Other financial assets
Government bonds	$40	$108	$–	$52	$126	$–
Corporate bonds	203	466	–	59	179	–
Fixed income securities	54	52	124	88	–	57
Common shares	716	–	1,556	423	–	1,611
Loans and notes receivables	–	24	8	–	25	10
Accounts receivable and other	5	368	545	–	112	656

	$1,018	$1,018	$2,233	$622	$442	$2,334

Financial liabilities
Accounts payable and other	$324	$850	$69	$262	$697	$328
Interests of others in consolidated funds	–	126	357	–	73	352

	$324	$976	$426	$262	$770	$680

The following table presents the change in the balance of financial assets and liabilities classified as Level 3 as at September 30, 2013:

	Three Months Ended		Nine Months Ended
(MILLIONS)	Financial Assets	Financial Liabilities	Financial Assets	Financial Liabilities
Balance at beginning of period	$2,147	$618	$2,334	$680
Fair value changes in net income	(35)	(7)	(119)	(60)
Fair value changes in other comprehensive income[1]	125	15	103	6
Disposals, net of additions	(4)	(200)	(85)	(200)

Balance at end of period	$2,233	$426	$2,233	$426

1.	Includes foreign currency translation

6.	CURRENT AND NON-CURRENT PORTION OF ACCOUNT BALANCES

a)	Other Financial Assets

AS AT SEP. 30, 2013 AND DEC. 31, 2012 (MILLIONS)	2013	2012
Current portion	$491	$380
Non-current portion	3,561	2,731

	$4,052	$3,111

b)	Accounts Receivable and Other

AS AT SEP. 30, 2013 AND DEC. 31, 2012 (MILLIONS)	2013	2012
Current portion	$5,424	$4,996
Non-current portion	1,833	1,956

	$7,257	$6,952

c)	Inventory

AS AT SEP. 30, 2013 AND DEC. 31, 2012 (MILLIONS)	2013	2012
Current portion	$2,976	$2,708
Non-current portion	3,502	3,873

	$6,478	$6,581

70    BROOKFIELD ASSET MANAGEMENT

d)	Accounts Payable and Other

AS AT SEP. 30, 2013 AND DEC. 31, 2012 (MILLIONS)	2013	2012
Current portion	$6,096	$6,212
Non-current portion	4,515	5,440

	$10,611	$11,652

e) Property-Specific Mortgages
AS AT SEP. 30, 2013 AND DEC. 31, 2012 (MILLIONS)	2013	2012
Current portion	$4,380	$4,419
Non-current portion	28,949	29,301

	$33,329	$33,720

f) Subsidiary Borrowings
AS AT SEP. 30, 2013 AND DEC. 31, 2012 (MILLIONS)	2013	2012
Current portion	$1,643	$1,039
Non-current portion	5,590	6,546

	$7,233	$7,585

7. PROPERTY, PLANT AND EQUIPMENT
(MILLIONS)	Sep. 30, 2013	Dec. 31, 2012
Renewable power	$17,185	$16,532
Infrastructure
Utilities	3,299	3,310
Transport and energy	3,720	4,014
Sustainable resources	770	1,412
Property	2,931	2,968
Private equity and other	3,032	2,912

	$30,937	$31,148

8. COMMON EQUITY The company’s common equity is comprised of the following:
(MILLIONS)	Sep. 30, 2013	Dec. 31, 2012
Common shares	$2,853	$2,855
Contributed surplus	158	149
Retained earnings	6,581	6,813
Ownership changes	639	487
Accumulated other comprehensive income	7,142	7,846

Common equity	$17,373	$18,150

Holders of the company’s Class A Limited Voting Shares and Class B Limited Voting Shares received dividends of $0.44 per share (2012 – $0.41 per share) during the first nine months of 2013.

On April 15, 2013, the company paid a special dividend of approximately 36 million limited partnership units of a newly created subsidiary, Brookfield Property Partners L.P., to the holders of the company’s Class A Limited Voting Shares and Class B Limited Voting Shares. The special dividend was valued at $906 million.

Q3 2013 INTERIM REPORT  71

The number of shares issued and outstanding and unexercised options at September 30, 2013 and December 31, 2012 are as follows:

	Sep. 30, 2013	Dec. 31, 2012
Class A Limited Voting Shares	613,268,415	619,514,229
Class B Limited Voting Shares	85,120	85,120

Shares outstanding[1]	613,353,535	619,599,349
Unexercised options[2]	37,485,322	38,402,078

Total diluted Limited Voting shares	650,838,857	658,001,427

1.	Net of 9,550,000 (December 31, 2012 – 5,450,000) Class A Limited Voting Shares held by consolidated entities to satisfy long-term compensation agreements
2.	Includes management share option plan and escrowed stock plan

The authorized common share capital consists of an unlimited number of Limited Voting shares. Limited Voting shares issued and outstanding changed as follows:

	Three Months Ended		Nine Months Ended
FOR THE PERIOD ENDED SEP. 30	2013	2012	2013	2012
Outstanding at beginning of period	615,370,785	618,580,150	619,599,349	619,288,769
Shares issued (repurchased)
Dividend reinvestment plan	54,936	44,763	152,399	182,474
Management share option plan	313,175	547,806	2,170,763	1,951,476
Repurchases	(2,427,559)	(328,851)	(8,700,426)	(2,578,851)
Issuances	42,198	–	131,450	–

Outstanding at end of period[1]	613,353,535	618,843,868	613,353,535	618,843,868

1.	Net of 9,550,000 (December 31, 2012 – 5,450,000) Class A Limited Voting Shares held by the company to satisfy long-term compensation agreements

i.	Earnings Per Share

The components of basic and diluted earnings per share are summarized in the following table:

	Three Months Ended		Nine Months Ended
FOR THE PERIOD ENDED SEP. 30 (MILLIONS)	2013	2012	2013	2012
Net income attributable to shareholders	$813	$334	$1,403	$888
Preferred share dividends	(37)	(32)	(109)	(94)

Net income available to shareholders – basic	776	302	1,294	794
Capital securities dividends[1]	2	6	11	21

Net income available for shareholders – diluted	$778	$308	$1,305	$815

Weighted average – common shares	614.4	618.7	616.5	618.8
Dilutive effect of the conversion of options using treasury stock method	11.6	12.6	12.7	11.7
Dilutive effect of the conversion of capital securities[1,2]	5.3	13.9	8.7	19.8

Common shares and common share equivalents	631.3	645.2	637.9	650.3

1.

Subject to the approval of the Toronto Stock Exchange, the Series 12 and 21 shares, unless redeemed by the company for cash, are convertible into Class A Limited Voting shares at a price equal to the greater of 95% at the market price at the time of conversion and C$2.00, at the option of either the company or the holder. The Series 10, 11 and 21 shares were redeemed by the company on April 5, 2012; October 1, 2012 and July 2, 2013

2.	The number of shares is based on 95% of the quoted market price at period end

Stock-based Compensation

The company and its consolidated subsidiaries account for stock options using the fair value method. Under the fair value method, compensation expense for stock options that are direct awards of stock is measured at fair value at the grant date using an option pricing model and recognized over the vesting period. Options issued under the company’s Management Share Option Plan (“MSOP”) vest proportionately over five years and expire ten years after the grant date. The exercise price is equal to the market price at the close of business on the day prior to the grant date, or under certain conditions, the volume-weighted average price for the five business days prior to the grant date. During the nine months ended September 30, 2013, the company granted 3.6 million stock options at a weighted average exercise price of $37.82 per share. The compensation expense was calculated using the Black-Scholes method of valuation, assuming an average 7.5 year term, 31.2% volatility, a weighted average expected dividend yield of 1.5% annually, a risk free rate of 1.3% and a liquidity discount of 25%.

72    BROOKFIELD ASSET MANAGEMENT

The company previously established an Escrowed Stock Plan whereby a private company is capitalized with preferred shares issued to Brookfield for cash proceeds and common shares (the “escrowed shares”) that are granted to executives. The proceeds are used to purchase Brookfield Class A Limited Voting Shares and therefore the escrowed shares represent an interest in the underlying Brookfield Shares. The escrowed shares vest on and must be held until the fifth anniversary of the grant date. At a date at least five years from and no more than ten years from the grant date, all escrowed shares held will be exchanged for a number of Class A Limited Voting Shares issued from treasury of the company, based on the market value of Class A Limited Voting Shares at the time of exchange.

9.	TOTAL REVENUES AND OTHER GAINS

Total revenues and other gains in 2013 includes a $664 million gain on the disposition of a pulp and paper business within our private equity operations.

10.	OTHER INCOME

Other income includes a $525 million gain on the settlement of a long dated interest rate swap contract. In August 2013, the company paid $905 million to terminate the contract, which had accrued to $1,440 million in our Consolidated Financial Statements at the time of settlement. The gain was determined based on the difference between the accrued liability immediately prior to termination and the termination payment amount, adjusted for associated transaction costs.

11.	FAIR VALUE CHANGES

Fair value changes recorded in net income represent gains or losses arising from changes in the fair value of assets and liabilities, including derivative financial instruments, accounted for using the fair value method and are comprised of the following:

	Three Months Ended		Nine Months Ended
FOR THE PERIOD ENDED SEP. 30 (MILLIONS)	2013	2012	2013	2012
Investment property	$145	$492	$754	$999
Canary Wharf Group	57	15	103	20
Power contracts	7	1	(69)	(19)
Interest rate and inflation contracts	(4)	(16)	(16)	(85)
Private equity	(37)	(32)	(131)	(133)
Sustainable resources	(1)	1	17	(8)
Other	(63)	34	(28)	(36)

	$104	$495	$630	$738

12.	SUBSEQUENT EVENTS

On October 1, 2013, a subsidiary of Brookfield acquired a U.S.-based industrial real estate company.

On October 15, 2013, as subsidiary of Brookfield completed the acquisition of an owner and operator of office properties in Los Angeles, for consideration of $433 million.

On November 1, 2013, Brookfield Property Partners acquired additional shares and warrants of General Growth Properties Inc. for total consideration of approximately $1.4 billion. The acquisition was financed through limited partnership unit issuance of which Brookfield contributed $1.0 billion.

Q3 2013 INTERIM REPORT  73

SHAREHOLDER INFORMATION

Shareholder Enquiries

Shareholder enquiries should be directed to our Investor Relations group at:

Brookfield Asset Management Inc.

Suite 300, Brookfield Place, Box 762, 181 Bay Street

Toronto, Ontario M5J 2T3

T: 416-363-9491 or toll free in North America: 1-866-989-0311

F: 416-363-2856

www.brookfield.com

inquiries@brookfield.com

Shareholder enquiries relating to dividends, address changes and share certificates should be directed to our Transfer Agent:

CST Trust Company

P.O. Box 700, Station B

Montreal, Quebec H3B 3K3

T: 416-682-3860 or toll free in North America: 1-800-387-0825

F: 1-888-249-6189

www.canstockta.com

inquiries@canstockta.com

Stock Exchange Listings

	Symbol	Stock Exchange
Class A Limited Voting Shares	BAM	New York
	BAM.A	Toronto
	BAMA	Euronext — Amsterdam
Class A Preference Shares
Series 2	BAM.PR.B	Toronto
Series 4	BAM.PR.C	Toronto
Series 8	BAM.PR.E	Toronto
Series 9	BAM.PR.G	Toronto
Series 12	BAM.PR.J	Toronto
Series 13	BAM.PR.K	Toronto
Series 14	BAM.PR.L	Toronto
Series 17	BAM.PR.M	Toronto
Series 18	BAM.PR.N	Toronto
Series 21[1]	BAM.PR.O	Toronto
Series 22	BAM.PR.P	Toronto
Series 24	BAM.PR.R	Toronto
Series 26	BAM.PR.T	Toronto
Series 28	BAM.PR.X	Toronto
Series 30	BAM.PR.Z	Toronto
Series 32	BAM.PF.A	Toronto
Series 34	BAM.PF.B	Toronto
Series 36	BAM.PF.C	Toronto
Series 37	BAM.PF.D	Toronto

1.	Series 21 Class A Preference Shares were redeemed July 2, 2013

Investor Relations and Communications

We are committed to informing our shareholders of our progress through our comprehensive communications program which includes publication of materials such as our annual report, quarterly interim reports and news releases. We also maintain a website that provides ready access to these materials, as well as statutory filings, stock and dividend information and other presentations.

Meeting with shareholders is an integral part of our communications program. Directors and management meet with Brookfield’s shareholders at our annual meeting and are available to respond to questions. Management is also available to investment analysts, financial advisors and media.

The text of our 2012 Annual Report is available in French on request from the company and is filed with and available through SEDAR at www.sedar.com.

Dividend Reinvestment Plan

The Corporation has a Dividend Reinvestment Plan which enables registered holders of Class A Limited Voting Shares who are resident in Canada and the United States to receive their dividends in the form of newly issued Class A Limited Voting Shares.

Registered shareholders of our Class A Limited Voting Shares who are resident in the United States may elect to receive their dividends in the form of newly issued Class A Limited Voting Shares at a price equal to the volume-weighted average price (in U.S. dollars) at which the shares traded on the New York Stock Exchange based on the average closing price during each of the five trading days immediately preceding the relevant dividend payment date (the “NYSE VWAP”).

Registered shareholders of our Class A Limited Voting Shares who are resident in Canada may also elect to receive their dividends in the form of newly issued Class A Limited Voting Shares at a price equal to the NYSE VWAP multiplied by an exchange factor which is calculated as the average noon exchange rate as reported by the Bank of Canada during each of the five trading days immediately preceding the relevant dividend payment date.

Our Dividend Reinvestment Plan allows current shareholders of the Corporation who are resident in Canada and the United States to increase their investment in the Corporation free of commissions. Further details on the Dividend Reinvestment Plan and a Participation Form can be obtained from our Toronto office, our transfer agent or from our website.

74    BROOKFIELD ASSET MANAGEMENT

Dividend Record and Payment Dates

	Record Date	Payment Date
Class A Limited Voting Shares [1]	February 1, 2014[2]	February 28, 2014[3]
Class A Preference Shares [1]
Series 2, 4, 12, 13, 17, 18
21[4], 22, 24, 26, 28, 30, 32, 34, 36, and 37	15th day of March, June, September and December	Last day of March, June, September and December
Series 8 and 14	Last day of each month	12th day of following month
Series 9	5th day of January, April, July and October	First day of February, May, August and November
1.	All dividend payments are subject to declaration by the Board of Directors
2.	Last day of February, May, August and November, beginning May 31, 2014
3.	Last day of March, June, September and December, beginning June 30, 2014
4.	Series 21 Class A Preference Shares redeemed on July 2, 2013

Q3 2013 INTERIM REPORT  75

BROOKFIELD ASSET MANAGEMENT INC.

CORPORATE OFFICES	REGIONAL OFFICES

New York – United States	Sydney – Australia	Hong Kong	Dubai – UAE
Brookfield Place	Level 22	Suite 2302, Prosperity Tower	Level 1, Al Manara Building
250 Vesey Street, 15th Floor	135 King Street	39 Queens Road Central	Sheikh Zayed Road
New York, New York	Sydney, NSW 2001	Central, Hong Kong	Dubai, UAE
10281-1023	T 61.2.9322.2000	T 852.2143.3003	T 971.4.3158.500
T 212.417.7000	F 61.2.9322.2001	F 852.2537.6948	F 971.4.3158.600
F 212.417.7196

Toronto – Canada	London – United Kingdom	Rio de Janeiro – Brazil	Mumbai
Brookfield Place, Suite 300	23 Hanover Square	Rua Lauro Müller 116, 21° andar,	Unit 203, 2nd Floor
Bay Wellington Tower	London W1S 1JB	Botafogo - Rio de Janeiro - Brasil	Tower A, Peninsula Business Park
181 Bay Street, Box 762	United Kingdom	22290 - 160	Senapati Bapat Marg, Lower Parel
Toronto, Ontario M5J 2T3	T 44 (0) 20.7659.3500	CEP: 71.635.250	Mumbai - 400013
T 416.363.9491	F 44 (0) 20.7659.3501	T 55(21) 3527.7800	T 91(22) 6600.0400
F 416.365.9642		F 55(21) 3527.7799	F 91(22) 6600.0401

www.brookfield.com            NYSE: BAM      TSX: BAM.A    EURONEXT: BAMA